Exhibit 99.1

Itaú Unibanco Holding S.A.

December 31, 2016

Complete Financial Statements in IFRS

(A free translation of the original in Portuguese)

Report of independent auditors on the consolidated financial statements

To the Board of Directors and Stockholders Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. (the “Company”) and its subsidiaries (together, the “Group”), which comprise the consolidated balance sheet as at December 31, 2016 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2016, and the financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Av. Francisco Matarazzo 14oo, Torre Torino, São Paulo, SP, Brasil, 05oo1-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

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Itaú Unibanco Holding S.A.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for loan and lease losses (Note 2.3.1.a, 2.4.d.X and 12.b)

The calculation of the allowance for loan and lease losses is a sensitive matter to management’s judgment. The identification of the situations that may compromise the recoverable value of receivables and the determination of the allowance for loan and lease losses involve a process with a number of assumptions and factors, including the counterparty’s financial condition, the expected future cash flows, the estimated amounts of recovery and realization of guarantees.

The utilization of different modeling techniques and assumptions could result in a materially different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database.

The current scenario and the medium-term expectations for the macroeconomic scenario have impacted the default index (receivables overdue for more than 90 days).

Guarantees and renegotiations have represented important aspects on determining the allowance for loan and lease losses, during the management of the credit risks.

Considering the matters mentioned above, this was an area of focus during the audit.

We tested the design and the effectiveness of the main controls used to calculate the allowance for loan and lease losses, including: i) totality and integrity of the database and auxiliary systems; ii) models and assumptions adopted by management to determine the recoverable value of the credit portfolio; iii) monitoring and valuation of guarantees; iv) identification, approval, and monitoring of renegotiated transactions; and v) processes established by management to guarantee application of these assumptions, as well as, the adequacy of the disclosures in the financial statements.

For the individually calculated allowance for loan and lease losses, we tested the relevant assumptions adopted to identify the impairment and the resulting rating of the debtors, as well as the valuation of the expected future cash flows, assessment of the underlying guarantees, and the estimates of recovery of overdue receivables.

For the allowance for loan and lease losses calculated on a collective basis (retail banking segment), we tested the underlying models, including the models approval’s process and the validation of the assumptions adopted to determine the estimated losses and recoveries.

We tested the adequacy of the inputs for these models, including the recoveries, and, when available, compared the data and assumptions used with market data.

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Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Furthermore, we tested the valuation and existence of guarantees and the adherence of renegotiated operations to the management’s policies.

We consider that the criteria and assumptions adopted by management to determine the allowance for loan and lease losses, as well as the disclosure performed, are fairly presented in all relevant aspects in the financial statements context.

Measurement of the fair value of financial instruments and derivatives - level 3 (Notes 2.3.1.c, 2.4.d.IV, V and VI, 7 to 10, and 31)

The fair value measurement requires subjectivity, considering that it depends on valuation techniques based on internal models that involve management’s assumptions for assessing financial instruments with little liquidity and without an active market. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts.

This was an area of focus during our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates. In addition, management of the market risk is complex, especially during periods of high volatility and when observable market prices or parameters are not available.

We tested the design and the effectiveness of the main controls established by management related to the fair valuation of these financial instruments, as well as the approval of models and related disclosures.

We analyzed the methodology to fair value these financial instruments and the assumptions adopted by management by comparing them with independent methodologies and assumptions. We reperformed, on a sampling basis, the fair valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge about fair valuation practices, which are commonly adopted and evaluated the consistency of these methodologies with the ones applied in prior years.

We considered that the criteria and assumptions adopted by management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the financial statements.

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Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Information technology environment

Itaú Unibanco Holding S.A. and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Over the last years, significant short and long-term investments have been made in the information technology systems and processes.

The technology structure, due to the history of acquisitions and size of the related operations, is comprised of more than one technology environment with different processes and segregated controls.

The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements. Accordingly, this was an area of focus during the audit.

As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements.

The procedures we performed comprised the combination of relevant control tests and, when necessary, the tests of compensating controls, as well as the performance of tests related to the information security, including the access management control and the segregation of duties.

The information technology environment and controls established by management provided reasonable basis for the audit of the financial statements audit.

Deferred tax assets (Notes 2.3.1.b and 27.b.)

The deferred tax assets arising from temporary differences and tax losses carryforward are recorded to the extent that management considers probable that Itaú Unibanco Holding S.A. and its subsidiaries will generate future taxable profits. The projection of the future taxable profits takes into account a number of subjective assumptions established by management.

We consider that this area requires audit focus, taking into account that the utilization of different assumptions in the projection of the future taxable profits could materially modify the expected periods for realization of deferred tax assets, thus affecting the accounting records.

We tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assests and the recording of such credits in accordance with the accounting standards and specific requirements of BACEN, including the necessity of analysis of the perspectives for the realization of these assets, via projections of future taxable profits, for each of the institutions which comprise the Consolidated.

We tested the design and the effectiveness of the controls over the respective disclosures, as well as, we compared the critical assumptions used to the projection of the future results with macroeconomic information disclosed by the market and with the historical data in order to support the consistency of these estimates.

We considered that management’s assumptions are appropriate and consistent with the information disclosed in the financial statements.

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Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Realization of goodwill (Notes 2.3.2, 2.4.h and 3)

The balances of intangible assets are annually tested for impairment. These tests involves estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash-generating units requires the application of judgment as well as estimates by management.

We consider that this area requires audit focus, taking into account that it involves the projection of future results for each cash-generating unit or group of cash-generating units, and that the utilization of different assumptions to project future results may materially modify the perspectives for realization of such assets and result in the accounting of an impairment to the recoverable value, thus affecting the financial statements.

We tested the design and the effectiveness of the main controls established by management, including the totality and integrity of the database and the underlying systems.

We analyzed the projections for the determination of impairment of intangible assets as prepared by management to corroborate the reasonableness of these estimates for realization.

We considered that the assumptions adopted by management are appropriate and consistent with the information disclosed in the financial statements.

Provision for contingent liabilities (Notes 2.3.1.e, 2.4.q and 32)

Itaú Unibanco Holding S.A. and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.

In general, the settlement of these proceedings takes a long time and involves not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation.

In certain situations, the legislation allows taxpayers to settle certain tax proceedings in advance by decreasing or eliminating related interest rates and fines. Civil and labor legislation also permits that agreements be made to settle proceedings in advance.

It should be noted that, among other things, the aspects used to establish the likelihood of a loss attributed to each proceeding are subjective, and the evolution of the jurisprudence is not always uniform.

We tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database, as well as, underlying systems.

Civil and labor proceedings are divided on a group basis and on an individualized basis. Proceedings considered under a group basis are quantified based on internal models and are revalued considering the judicial decisions on the related matters. Regarding the individualized proceedings, the calculation is made periodically based on the determination of the amount of the request and on the likelihood of a loss, which is estimated according to the characteristics, in fact or in law, related to each sentence in particular.

We tested the models used to quantify judicial proceedings of a civil and labor nature considered on a group basis.

We counted on the support of our specialists in the labor, legal, and fiscal areas when assessing the risk of the individualized proceedings, according to the nature of each proceeding.

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Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

In this context, we consider that this is an area which requires audit focus.

Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings.

We considered that the criteria and assumptions adopted by management for determining the provision for contingent liabilities, as well as the information disclosed in the financial statements, are appropriate.

Acquisition of ownership control - CorpBanca (Note 3)

Corpbanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies.

On April 1, 2016, after approval of shareholders and approval by proper regulatory authorities in Chile, Brazil, Colombia and Panama, Itaú Unibanco Holding S.A. acquired the ownership control of Corpbanca Chile and Colombia through its subsidiary in Banco Itaú Chile.

We consider that this matter requires a focus due to the level of judgment involved in the identification and determination of fair value of the acquired net assets and assumed liabilities, as well as, due to the complex process of accounting practices reconciliation and integration of the information of the entities involved.

Among other procedures, we performed the walkthroughs and tested the processes established by management, including the totality and the integrity of the database, as well as, the calculation templates used to determine the allocation of the purchase price, in addition to the identification and determination of the acquired net assets and assumed liabilities and the goodwill balance, beside the controls related to the harmonization of the accounting practices.

We compared the assumptions adopted by management with market practices.

We tested the adjustments that could arise from differences in practices and accounting estimates adopted by the entities, as well as we assessed the conformity of the financial statements to the applicable accounting practices.

We have not identified aspects that would lead us to consider it necessary to materially adjust the amounts and information disclosed in the financial statements.

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Itaú Unibanco Holding S.A.

Others matters

Statements of Value Added

The consolidated Statements of Value Added for the year ended December 31, 2016, prepared under the responsibility of the Consolidated’s management and presented as supplementary information for IFRS purposes, were submitted to audit procedures performed in conjunction with the audit of the Consolidated financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, “Statement of Value Added”. In our opinion, these Statements of Value Added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Other information accompanying the financial statements and the auditor’s report

The management of Itaú Unibanco Holding S.A. and its subsidiaries is responsible for the other information which comprise the Management Report.

Our opinion on the consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Consolidated ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

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Itaú Unibanco Holding S.A.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of Itaú Unibanco Holding S.A. and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Itaú Unibanco Holding S.A. and its subsidiaries ability to continue as a going concern. If we conclude that significant uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Itaú Unibanco Holding S.A. and its subsidiaries to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

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Itaú Unibanco Holding S.A.

We communicate with those charged with governance (Audit Committee and Management) regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, 6 de fevereiro de 2017

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6

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MANAGEMENT REPORT – January to December 2016

To Our Stockholders,

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries, for the period from January to December 2016, follow the regulations established by the National Monetary Council (CMN), in accordance with the accounting practices (IFRS), approved by the “International Accounting Standard Board” (IASB).

The information presented in this material is available on the Investor Relations’ website of Itaú Unibanco: (www.itau.com.br/investor-relations > Financial Information) and on the CVM (Brazilian Securities and Exchange Commission), the Securities and Exchange Commission (SEC), and the Buenos Aires Stock Exchange (BCBA) websites. Our results may also be accessed on mobile devices and tablets, and through our website and application “Itaú RI” (APP), respectively.

1) OVERVIEW

	December, 31 2016	December, 31 2015
Net Income (R$ billion)	23.6	26.2
Net Income Attributable to Owners of the Parent Company (R$ billion)	23.3	25.7
Recurring Return on Average Equity - annualized(1)	20.1%	24.8%
BIS of Prudential Conglomerate	19.1%	17.8%
Total Assets (R$ billion)	1,353.2	1,276.4
Total Loan Portfolio (including Sureties, Endorsements and Guarantees) (R$ billion)	561.2	548.5
Employees	94,779	90,320
Brazil	80,871	83,481
Abroad	13,908	6,839
Branches and CSB – Client Service Branches (units)(2)	5,103	4,985
Digital Branches	135	94
Branches in Brazil(3)	3,653	3,821
CSB in Brazil	766	824
Branches and CSB in Latin America	549	246
ATM – Automated Teller Machines (units)(4)	46,175	44,962
Activities Abroad (countries)(5)	18	18

(1) Itaú Corpbanca’s data were consolidated on 2nd quarter 2016. Except Recurring return on average equity - annualized which considered proforma results of Itaú Corpbanca from January to December 2015 and first quarter of 2016.

(2) Client Service Branches consider only Bank’s Client Service Branches.

(3) Includes representative offices of IBBA abroad.

(4) Includes Electronic Service Branches, points of services in third parties’ establishments and Banco24horas ATMs.

(5) Excludes Brazil.

2) ECONOMIC ENVIRONMENT

2.1) Domestic Scenario

In the domestic scenario, GDP continued to fall from January to September 2016, posting a 4.0% drop compared to the previous year. The unemployment rate grew to 11.9% in November 2016 from 9.0% in November 2015. The primary deficit for the year reached 1.3% of GDP in November 2016, compared to a 0.6% deficit of GDP in the same period of 2015.

The current account deficit continues to fall due to a downturn in the economic activity. The deficit in external accounts dropped to 1.1% of GDP in November 2016 from 3.3% in 2015. The inflation rate for 2016 was 6.3%. The Central Bank of Brazil reduced interest to 13.0% in January 2017.

The US dollar closed 2016 at R$3.25, below R$3.96 recorded in December 2015. Brazil’s international reserves amounted to US$370 billion.

2.2) Latin America Scenario (ex-Brazil)

In Latin America, commodities-exporting countries continue to grow less as compared with the previous decade. Lower prices of commodities negatively affected investments, confidence and domestic income. The downturn in economic activity and the reduced fiscal revenues related to lower prices of commodities is also causing governments of the region to cut costs and adopt measures to raise revenues, thus seeking to preserve sovereign ratings.

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Inflation has been falling in many South America countries, therefore making room for cuts in interest rates. Lower interest rates in Colombia, Argentina, and Chile are expected for 2017.

In Argentina, adjustments to relative prices led to GDP falling in 2016 (estimated at -2.4%) and high inflation (41%). In Uruguay, the economic activity strongly slowed down in 2015 and 2016, partially due to recession scenarios in Brazil and Argentina. Paraguay’s macroeconomic fundamentals remain solid, with low inflation, strong growth and well-organized public finance. The Chilean economy was impacted by the end of the commodities cycle, which resulted in lower fiscal revenues, fall in investments and decreased national revenues. The Colombian authorities approved a structural tax reform aimed at making up for the loss of oil-related revenues. In 2016, GDP raised 1.8% and inflation reached 5.8%.

2.3) International Scenario

The U.S. labor market continued to grow strong in 2016, with 2.2 million jobs created. Unemployment rate dropped to 4.7% in December 2016 from 5.0% at the end of 2015. This improvement came along with a 1.5% growth in GDP in the nine-month period to September, when compared to the same period of the previous year.

For comparison purposes, GDP of the Euro zone and Japan increased 1.6% and 0.8%, respectively. China’s GDP kept a 6.7% growth compared with the three quarters of 2016 already disclosed, thus halting the economy slowdown recorded in the previous year. This stabilization in growth gives rise to an environment favorable for emerging commodity-exporting economies, including Latin America countries.

3) HIGHLIGHTS

3.1) Corporate Events

Changes to Management – On November 9, the bank disclosed the succession of the current CEO, according to the transition process planned and announced to the market over two years ago. We also announced a series of changes to our Executive Committee. For more information see item 3.3 Corporate Governance.

10% Share Bonus of Itaú Unibanco – For the fourth consecutive year, we granted our stockholders a 10% bonus in shares. Therefore, in October 2016, our stockholders were granted one new share for each ten shares of the same type held. The unit cost of R$20.05 was assigned to these shares, impacting the average price for our stockholders.

If we considered only the share bonus for the last four years, in view of the monthly dividend kept at R$0.015 per share, there would be a 46% increase in the amounts monthly granted to stockholders.

Share Buyback Program – In 2016, we acquired 31,439,000 non-voting shares1 of own issue in the amount of R$947.4 million at the average price of R$30.13 per share2.

The share buyback process is aimed at (i) maximizing the capital allocation through the efficient application of available funds, (ii) arranging for the delivery of shares to the employees and management members of the Company and its subsidiaries under the scope of remuneration models and long-term incentive plans and (iii) using the shares acquired if business opportunities arise in the future.

1 Prices adjusted by the October 2016 bonus of 10%.

2 Buyback amounts include settlement and brokerage fees. For further information on the volumes traded and prices in these trading, access www.itau.com.br/investor-relations> Corporate Governance > Trading of Own Shares or or refer to note 21. The prices are also adjusted by the October 2016 bonus of 10%.

Cancellation of Treasury Shares – In June 2016, after obtaining regulatory approvals, we cancelled 100 million non-voting treasury shares of own issue, with no capital stock change.

The acquisition of own issued shares, with their subsequent cancellation increases the stockholder’s interest percentage in the Company’s capital and, should the financial result and the distribution of earnings percentage be maintained, it will enable a higher return on dividends and interest on capital for the remaining shareholders.

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The balance of treasury shares reached 69,604,462 non-voting shares in December 2016, equivalent to 2.2% of the free float of the same type. Additionally, in January 2017, 6.35 million non-voting shares were repurchased.

3.2) Mergers and Acquisitions

Control Acquisition – Recovery – In March 2016, after obtaining regulatory authorization and meeting suspension conditions, we closed the acquisition of 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A., of which 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, and approximately 70% of a portfolio of R$38 billion in credit rights held by BTG.

Itaú CorpBanca – In April 2016, we closed the merger of operations of Banco Itaú Chile with CorpBanca, and now hold the control of the resulting entity – Itaú CorpBanca – with a 33.58% stake in its capital stock. On that same date, we entered into the Shareholders' Agreement of Itaú CorpBanca, which entitle us the right to appoint, together with Corp Group1, the majority of the members of Itaú CorpBanca’s Board of Directors. These members are appointed according to the ownership interest of each party, and we have the right to elect the majority of the members elected by this block.

With the consolidation of this operation, we now rank 4th, from a 7th place, in the ranking of the largest private banks in Chile in loans, and have entered into the Colombian financial retail market through Banco CorpBanca Colômbia S.A., the 5th largest bank in Colombia in loans, which will also operate under the “Itaú” brand.

On April 1, 2016, Itaú CorpBanca started to be consolidated in the financial statements of Itaú Unibanco, and added approximately R$114 billion of assets to the balance sheet.

In October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, this being set forth in the shareholders’ agreement of Itaú CorpBanca entered into between Itaú Unibanco and Corp Group on April 1, 2016. Therefore, the Itaú Unibanco’s interest ownership in Itaú CorpBanca reached 35.71%, from 33.58%, without changing the governance of Itaú CorpBanca.

1 Corp Group is a holding company controlled by the Saieh family, which holds investments in different sectors, such as financial, retail, real estate, hotel and media.

Group Life Insurance – In September 2016, we entered into an agreement to sell our group life insurance operations with Prudential do Brasil.

The transfer of shares and the financial settlement of this operation will take place after compliance with certain conditions provided for in the agreement, including obtaining required regulatory authorizations.

The sale of this operation reinforces our already-disclosed strategy of focusing on mass-market insurance products typically related to the retail banking segment.

Citibank – In October 2016, we entered into an Equity Interest Purchase Agreement with Citibank for the acquisition of its retail business in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (with 71 branches) includes a client base of 315,000 current account holders, R$35 billion in deposits and assets under management (gross amounts at December 31, 2015), 1.1 million credit cards and a loan portfolio worth R$6 billion.

The completion of this transaction is subject to compliance with some conditions precedent, including obtaining approvals from the Central Bank of Brazil and CADE, the Brazilian antitrust agency.

Banco Itaú BMG Consignado – In December 2016, after obtaining the required regulatory authorizations and meeting conditions precedent, we completed the acquisition of the total equity investment held by Banco BMG in Banco Itaú BMG Consignado. This investment corresponds to 40% of the capital of Banco Itaú BMG Consignado, meaning that we are now the holders of 100% of this institution’s total capital. The amount paid was R$1.46 billion.

We kept the leadership among private banks in this segment1. At December 31, 2016, our portfolio amounted to R$44.6 billion, including Itaú BMG Consignado’s operations.

1 Data from December 2016.

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3.3) Corporate Governance

The Corporate Governance in Itaú Unibanco is aimed at creating an efficient set of mechanisms, incentives and monitoring tools, to ensure that the company’s management is always in line with our stockholders’ interests, thus generating value in the long term.

This is carried out by way of bodies and authority levels that efficiently share and deploy the decision-making process throughout the organization. Accordingly, we have implemented a number of procedures to ensure the executive group’s commitment to the creation of value through a meritocracy and performance-focused culture.

Elected by the General Meeting, our Board of Directors currently has 12 members, of whom 5 are independent (42%), and all of them hold a one-year term of office. We have 8 committees reporting to the Board of Directors, as follows: Audit, International Advisory Council, Strategy, Risk and Capital Management, Nomination and Corporate Governance, Related Parties, Personnel and Compensation.

At our Stockholders’ Meeting held in September 2016, we made available the remote voting system to our stockholders, in advance to the CVM requirement.

Our governance practices have been acknowledged and, as a result, our shares make up the ISE - Corporate Sustainability Index (ISE) of BM&FBOVESPA since it was created in 2005, and of the portfolio of the Dow Jones Sustainability World Index since it was created in 1999.

This and other information on our corporate governance structure is available at www.itau.com.br/investor-relations/corporate-governance.

We believe that a solid governance structure, ensuring meritocracy and being designed towards the creation of long-term value, ensures the ongoing performance of Itaú Unibanco.

Changes in Management

In November 2016, we announced a series of changes to our Management, in conformity with the succession process planned and announced to the market over two years ago.

In addition to the President, the Executive Committee has now the composition as follows:

•	Marcio Schettini: assumed the position of General Retail Manager, replacing Marco Bonomi in the business management of Branches, Small and Middle-Market Companies, Cards and Rede (our acquiring business), Real Estate, Insurance and Vehicles. The Marketing department is also under his supervision.

•	Eduardo Vassimon: is now the Company’s General Wholesale Manager, replacing Candido Bracher in leading the Large and Middle-Market Companies, Investment Banking, Asset Management, Private Banking, and Treasury, as well as Latin America business.

•	Caio David: has rejoined Itaú Unibanco’s Executive Committee as Vice-President, and is now responsible for the Risk and Finance departments, assuming the positions of CFO and CRO of the Company, replacing Eduardo Vassimon.

•	André Sapoznik: was promoted to the position of Vice President and now leads the Technology and Operations departments in lieu of Marcio Schettini.

•	Claudia Politanski: remains as Vice-President of the Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations departments.

The next Annual Stockholders’ Meeting to be held on April 19 will put forward the reelection of Roberto Setubal and Pedro Moreira Salles, in addition to the election of Marco Bonomi for the Board of Directors. Together with Pedro Moreira Salles, Roberto will act as co-chairman of the Board of Directors. Roberto will remain as the Company’s CEO until the date the Stockholders’ Meeting is held.

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Subsequently, Candido Bracher will be elected Itaú Unibanco Holding’s new CEO, succeeding Roberto Setubal.

3.4) Technology

The development of digital trends have been exponential. New ways to do business, consume and explore contents come up at every moment, and in the meanwhile people are increasingly willing to experiment the world in new ways through technology. Recognizing that our clients’ needs now change faster and faster, with this in mind we are alert to those technologies with the greatest potential to transform the three levels of clients’ interaction with the bank, as follows: experience, processing, and infrastructure.

Blockchain – We lead the discussion on blockchain technology in the Latin American financial segment. We firmly believe that this technology may provide solutions that bring more efficiency to our business and better experiences to our clients. In April 2016, we were the first Latin America company to join the R3 consortium, an international innovation startup gathering over 70 among the world’s largest financial institutions, contributing to international efforts to develop and implement innovative market solutions based on shared ledger technologies, having Blockchain as its basis. We have improved our technical knowledge and analyzed how Blockchain technology may change the financial sector in connection with business models.

Cubo – This non-profit initiative, consisting of a great technology entrepreneurship development center that offers space for co-working, education and networking activities, has been a significant ally of ours, since it enables us to be close to and learn with cutting-edge technology and working models. In October 2016, Cubo celebrated its one year anniversary. During this period, Cubo has promoted relationships that were essential to leverage business, ideas and initiatives for a new generation of entrepreneurs and digital startups. Noteworthy are the following:

•	There are 54 resident startups in place, which have already generated 650 jobs, and over 40 projects between the startups and Itaú Unibanco are in progress to promote innovation in processes, products, services, and working models;
•	Every day over 500 people come and go through this place, which has held over 780 events and been visited by over 30 thousand people since September 2015;
•	Between 2015 and 2016, Cubo startups were granted overall approximately R$104.0 million in investments by companies that believe in their business models;
•	Over 4,000 Itaú Unibanco’s employees have taken part in Cubo’s activities, including tens of employees from our foreign units.

In 2016, 73% of our banking transactions were carried out through our digital channels, which accounted for 10.9 billion transactions, up 21% from the previous year.

3.5) Risk Management

Itaú Unibanco regards risk and capital management as an essential tool for optimizing the use of resources and selecting the best business opportunities to maximize the creation of value to stockholders. Risk management in Itaú Unibanco is the process in which:

•	Existing and potential risks in Itaú Unibanco’s operations are identified and measured;
•	Institutional regulations, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and Itaú Unibanco’s strategies are approved;
•	The Itaú Unibanco’s portfolio is managed taking into account the best risk-return ratio.

Risk management processes are spread throughout the institution, aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management business units.

Risk Culture – Started in 2009, it derives from Itaú Unibanco’s corporate culture, composed of principles and values. Since 2013 we have held wide internal debates on risk management and established four pillars of performance:

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•	We assume risks on an informed basis;
•	We discuss our risks;
•	We act on our risks;
•	We all are risk managers.

Therefore, we work to build up a new mindset, in which we understand that: risks are inherent in our business, and we openly and constructively discuss our risks; risk management is a matter of attitude, and we assume individual and jointly responsibility for our risks.

Operational Risk and Internal Controls – The integrated management of operational risk, internal controls and compliance is in conformity with the internal policy approved by the Board of Directors, and is based on 3 defense lines:

•	1st line: Represented by business and back-office corporate areas, it is responsible for identifying, measuring, assessing and managing operational risk events, as well as keeping an effective control environment (including the compliance with internal and external rules).
•	2nd line: represented by the internal control/independent validation department, it is responsible for, among others, disclosing and ensuring the applicability of decisions, policies and strategies for operational risk management, as well as for independently validating policies and processes.
•	3rd line: Represented by the Internal Audit department, it is responsible for, among others, independently and periodically checking the adequacy of risk management and identification processes and procedures.

Adhering to the best practices of the Basel Accord, we carry out an independent validation of risk processes and models. This activity is carried out by the Executive Office of Internal Controls and Compliance (DECIC), which ensures the independence of assessments, since it is segregated from the risk control and business areas.

Anti-Money Laundering and Illegal Actions Regulations – Financial institutions perform a key role in the prevention and fight against illegal actions, among which are money laundering, terrorism financing, and frauds. The major challenge is to identify and crack down on increasingly sophisticated operations that try to mask the origin, title and movement of goods and funds arising from illegal activities. We have established a corporate policy to prevent our involvement in illegal activities, protect our reputation and image with employees, clients, strategic partners, suppliers, service providers, regulators and society, by means of a governance structure focused on transparency, the strict compliance with rules and regulations, and cooperation with police and legal authorities. We also seek to continually align with the best national and international practices for prevention and fight against illegal actions, through investments and the continuous qualification of our employees.

To be in conformity with corporate policy guidelines, we have established a program to prevent and fight against illegal acts, based on the following pillars:

•	Client identification process;
•	Know your Client (KYC) process;
•	Know your Partner (KYP) process;
•	Know your Supplier (KYS) process;
•	Know your Employee (KYE) process;
•	Assessment of new products and services;
•	Monitoring of transactions;
•	Reporting suspicious transactions to regulatory bodies; and
•	Training activities.

This program is applicable to our entire conglomerate, including subsidiaries and affiliates in Brazil and abroad. Governance on prevention and fight against illegal acts is carried out by the Board of Directors, Audit Committee, Compliance and Operational Risk Committee, Internal Operational Risk Committee, and Money Laundering Prevention Committee.

Information Security – The Information Security department is responsible for providing structured and consolidated information on the main information security risks in the organization’s different levels, seeking to reduce financial losses and mitigate the risk to our image in Brazil and abroad by defining policies, processes and procedures that support the entire information chain.

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We monitor and handle any types of security attack and incidents quickly and efficiently, by managing all security tools with a certified team specialized in diversified technologies. We efficiently manage the access to systems and resources, by monitoring any required activities to keep the safety in consultations of systems and information.

We work together with the business and technology areas to keep the framework of solutions and products at the highest security level.

We are certified in the public pages of website www.Itau.com.br under the Brazilian standard NBR ISO/IEC 27001, aiming at ensuring protection and privacy of the information provided by clients and other sources, with the sole and exclusive purposes of meeting the targets established in interactive products and services.

4. PERFORMANCE

4.1) Result and Returns

In R$ billion	Jan a Dez/2016	Jan a Dez/2015	Variação (%)(1)
Banking Product	118.7	92.0	29.0
Loan and Retained Claim Losses	(22.1)	(21.3)	3.7
Banking Product Net of Losses on Loans and Claims	96.5	70.7	36.6
Other Operating Revenues (Expenses)	(58.3)	(52.4)	11.3
Net Income before Tax and Social Contribution	38.2	18.3	109.1
Income Tax and Social Contribution	(14.6)	7.9	(285.1)
Net Income	23.6	26.2	(9.8)
Net Income Attributable to Owners of the Parent Company	23.3	25.7	(9.6)
Return on Average Equity - annualized(2)	20.1%	24.8%	-4,7	p.p.
Return on Average Assets - annualized(3)	1.8%	2.2%	0,4	p.p.

(1) Change is calculated based on actual figures in thousands.

(2) Annualized return was calculated by dividing net income attributable to owners of the payment company by stockholder’s equity attributed to the owners of the payment company.

(3) Annualized return was calculated by dividing net income attributable to owners of the payment company by average assets.

Each of the following factors has contributed to the composition of net income from January to December 2016:

Banking Product: Up 29.0% from the previous year, mainly driven by higher interest and similar income and banking service fees, which increased 9.3% and 8.4%, respectively; in addition to net gain on investment securities and derivatives, and foreign exchange results and exchange variations on transactions, which recorded positive results compared to the negative results of 2015.

Losses on Loans and Claims: Up 3.7% from the previous year, due to Recovery of loans written off as loss, which was down 21.7% from the same period.

Other Operating Income/Expenses: up 11.3% from the same period of the previous year, due to higher expenses on compensation, payroll taxes and welfare benefits, higher administrative expenses with third-party services, installations and rent, and tax expenses.

4.2) Asset Data

In R$ billion	December 31,2016	December 31, 2015	Change (%)(1)
Total assets	1,353.2	1,276.4	6.0
Loan portfolio with endorsements and sureties	561.2	548.5	2.3
Provision for Loan Losses	(27.0)	(26.8)	0.5
Total High-Quality Liquid Assets(2)(3)	181.0	-	-
Liquidity Coverage Ratio (LCR)(3)	212.8%	-	-
Liabilities	1,218.4	1,162.4	4.8
Stockholders’ equity	134.8	114.1	18.2
Stockholders’ equity attributed to the owners of the parent company	122.6	112.3	9.2

(1) Change is calculated based on thousand figures.

(2) Correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk. It is considered in the LCR calculation.

(3) Refers to 2016 4th quarter. We started to report the average of our liquidity coverage ratio (LCR) since 2016 2nd quarter.

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Total consolidated assets reached R$1.4 trillion at the end of December 2016, a 6.0% increase from the same period in 2015.

4.2.1) Loan Portfolio

The diversification of our business is reflected in the changing composition of our loan portfolio in the last few years, focusing on the origination of products with lower risks and more guarantees and on the internationalization of the bank’s operations.

At December 31, 2016, the balance of the loan portfolio, including endorsements and sureties, reached R$561.2 billion, a 2.3% increase from December 31, 2015, mainly due to the effect of the consolidation of Itaú CorpBanca in our financial statements as from the second quarter of 2016.

If we also included the credit risks associated with private securities, this increase would reach 2.0%.

At December 31, 2016 and 2015, the breakdown of the portfolio, including endorsements and sureties, is as follows:

Brazil - Individuals

 Credit Cards (Itaucard, Hipercard, Credicard, and partnerships)

We are a leading bank in the credit card industry in Brazil in terms of transaction volume1.

At December 31, 2016, the balance of this portfolio reached R$59.0 billion, a 0.8% increase from the same period of the previous year.

The transacted amount in purchases using credit cards was R$261.0 billion from January to December 2016, which represented a 4.1% increase from the same period of the previous year.

In the debit card segment, which includes only current account holders, we have 25.7 million accounts. The volume of debit card transactions amounted to R$92.2 billion from January to December 2016, a 9.9% increase from the same period of 2015.

1 Source: Itaú Unibanco and ABECS (Brazilian Association of Credit Card Companies and Services) – data from January to September 2016.

 Payroll Loans

We are the leading bank in the payroll loan segment among Brazilian private banks1.

The balance of the payroll loan portfolio was R$44.6 billion (38% in our branch network and 62% in other trading channels), a 1.8% decrease from December 31, 2015.

Noteworthy were the portfolios of retirees and pensioners from the INSS, which grew 7.5% from December

2015.

1 Source: Central Bank of Brazil and Financial Statements of Itaú Unibanco and Competitors – data from September 2016.

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Mortgages Loans

We are a leading bank among private banks in mortgage loans to individuals with the use of savings funds (SBPE, the Brazilian savings and loans system)1.

Our offer is made by a network of branches, development companies, and real estate agencies. The balance of the mortgage loan portfolio reached R$38.2 billion, a 9.9% increase in 12 months, accounting for, in December 2016, the third largest balance of our loans to individuals in Brazil.

The ratio of the loan amount to the value of property was approximately 41.8% from January to December 2016.

In the same period, we granted approximately 27.3 thousand loans to borrowers, totaling R$8.2 billion lent, with a 18.1% market share. For companies, our loans granted generated 8.1 thousand new units in the amount of R$ 1.4 billion.

1 Source: Itaú Unibanco and ABECIP, the Brazilian Association of Mortgage and Savings Institutions - data from December 2016.

Personal Loans

In December 2016, the balance of the personal loan portfolio was R$26.3 billion, a 9.3% decrease from the same period of the previous year.

Vehicles

The balance of this portfolio reached R$15.4 billion. From January to December 2016, vehicle financing by individuals reached R$8.0 billion, with an average term of 40 months, and 47.0% of transactions were carried out with a 36-month term.

The average portfolio ratio of the loan amount to the vehicle value was 68.1% in November 2016, continuing a downward trend.

In 2016, new products and services were developed and launched in the market. We highlight some of them are as follows: Digital Platform, Pricing by Client, Troca Certa, Financing of Accessories and Financing by Icarros. For further information, please access: www.itau.com.br/creditos-financiamentos/veiculos.

Brazil – Companies

Large Companies

At December 31, 2016, the balance of the loan portfolio to large companies reached R$181.7 billion, a 17.3% decrease from the same period of the previous year.

We are in a leading position in derivatives at CETIP (Clearing House for the Custody and Financial Settlement of Securities) in financial volume and number of agreements1. We focus on operations that hedge our clients’ exposure to foreign currencies, interest rates and commodities.

1 Source: Itaú Unibanco and CETIP - data from November 2016.

Very Small, Small and Middle-Market Companies

At December 31, 2016, the balance of this loan portfolio was R$61.5 billion, a 10.8% decrease from the same period of the previous year.

Latin America

The balance of the Latin America loan portfolio reached R$134.3 billion, up 86.3% from December 2015. Of this total, R$71.0 billion is from the consolidation of Itaú CorpBanca in our financial statements as from the second quarter of 2016.

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Banco Itaú Paraguay was the regional winner in the World’s Best Emerging Markets Banks in Latin America 2016 category, according to Global Finance magazine. It also won in the “Best Bank in Paraguay” category of the Euromoney Awards for Excellence 2016.

Default

Our strategy to mitigate the risk associated with credit granting, which started in 2012, has impacted the default ratio, mainly due to the change to a more conservative profile of our portfolio:

•	total delinquency rate (loans overdue for over 90 days) reached 3.4% at December 31, 2016, a decrease of 10 basis points compared to December 31, 2015;
•	in the individuals portfolio, this rate was 4.9% at the end of December 2016, a decrease of 50 basis points from the same period of the previous year; and
•	in the companies’ portfolio, the default rate reached 2.1% at the end of December 2016, up 20 basis points from December 31, 2015.

NPL Over 90 days

The coverage ratio of the portfolio with loans overdue 90 days was 160% in December 2016, an decrease of 400 basis points from the same period in the previous year.

4.2.2) Funding

Free, raised and managed assets amounted to R$2.1 trillion at December 31, 2016, up 11.0% from the same period of the previous year.

Demand deposits added to savings deposits posted a 1.8% reduction from the same period of the previous year.

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In R$ billion	December 31, 2016	December 31, 2015	Change (%)(1)
Interest-bearing Deposits(2)	268.3	231.5	15.9
Time Deposits	156.3	105.3	48.5
Interbank Deposits	3.8	14.9	(74.9)
Savings Deposits	108.3	111.3	(2.8)
Non-interest-bearing Deposits(2)	61.1	61.1	0.1
Demand Deposits	61.1	61.1	0.1
Total(2)	329.4	292.6	12.6
Free, Raised and Managed Assets	2,069.5	1,864.9	11.0

(1) Change is calculated based on actual figures.

(2) Considers current and non current.

4.3) Insurance, Pension Plan and Capitalization Operations & Services

We permanently seek to implement and focus on offering new products and services that add value to our clients and diversify our sources of income, thus providing the increase of our non-loan credit revenues, mainly arising from the provision of mass-market products and services related to insurance, pension plan and capitalization. We believe that this business model creates opportunities to improve our relationship with clients and, with the share of products less impacted by economic cycles, contributes to the lower volatility of our results.

In May 2016, we were granted the “Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente” (modern consumer – excellence in services to clients) awards, promoted by Consumidor Moderno magazine and CIP, the Standard Intelligence Center, in the Banks and Insurance, Pension Plan and Capitalization categories. This award is granted as a recognition by the client relationship sector in Brazil.

We present below the main services offered, highlighting the performance in 2016.

Insurance1

We continue to concentrate efforts on distribution through proprietary channels. As stated in item “3 - Highlights”, we sold our group life insurance business operation distributed primarily by brokers, reinforcing Itaú Unibanco’s already-disclosed strategy to focus on mass-market insurance products, typically related to the retail banking sector.

Net income posted a 7.4% decrease from January to December 2016 compared to the same period of the previous year, due to the lower earned premiums and to a higher social contribution tax on net income (CSLL) rate, partially offset by a decrease in costs and an increase in the financial result.

Net income from our core insurance activities2 decreased 10.4% from January to December 2016 compared to the same period of the previous year, mainly due to lower earned premiums of the companies’ portfolio and insurance linked to credit, and to the higher CSLL rate.

Earned premiums dropped 13.5% compared to January to December 2015, and reached R$5.0 billion in the period, mainly due to the early termination of the extended warranty agreement between Itaú Seguros S.A. and Via Varejo in the third quarter of 20143. Retained claims totaled R$1.4 billion from January to December 2016, down 8.3% from the same period in 2015.

Loss ratio was 28.8% from January to December 2016, a 160 basis-point increase from the same period of the previous year, mainly driven by the decrease in the extended warranty portfolio, which reflects the early termination mentioned above. The combined ratio in the period was 65.4%, a 690 basis-point decrease from the same period of the previous year. Technical provisions for insurance totaled R$4.1 billion at December 31, 2016.

Between January and December 2016, the amount of total sales to account holders fell 19.5% from the same period of the previous year, impacted by the economic scenario.

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Sales to clients of Digital Branches accounted for 10.1% of total sales of insurance products to account holders from January to December 2016, a 650 basis-point increase from the same period of 2015.

1 Does not include our interest in Porto Seguro.

2 Our core activities consist in the offer of Personal, Equity, Credit Life, Pension Plan and Capitalization mass products.

3 Earned premium in extended warranty products is only recognized after the manufacturer’s warranty runs out.

Pension Plan

We focus on mass-market products, operating based on the bancassurance model, on which products are offered in synergy through the bank’s diversified channels, such as the retail (branch network) and wholesale channels. Product innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For Companies, we offer specialized advisory services and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, keeping a close relationship with their Human Resources areas and adopting a communication strategy designed for the financial education of their employees.

In November 2016, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), our market share of total technical provisions was 22.9%, whereas the individual plans accounted for 23.6%.

Total gross funding from pension plans totaled R$23.4 billion up to December 2016, up 12.1% from the same period of the previous year.

Capitalization

In capitalization, we reached 13.4 million certificates in force at December 31, 2016. The technical provisions for capitalization reached R$3.1 billion at December 31, 2016 and, collection with capitalization certificates reached R$2.9 billion from January to December 2016, up 5.6 % from the same period of the previous year.

Sales to clients of Digital Branches accounted for 8.3% of total sales of insurance products to account holders from January to December 2016, a 600 basis-point increase from the same period of the previous year.

Investment Banking

We highlight that, from January to December 2016, our Merger and Acquisition operation provided financial advisory on 46 transactions in Latin America, totaling US$33.7 billion and topping the Dealogic ranking.

In local fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$9.0 billion from January to November 2016.

To serve international clients, we rely on units in Argentina, Chile, Colombia, Arab Emirates, the United States, Hong Kong, Mexico, United Kingdom and Peru, with a representation office in the latter.

In this period, we were granted the “Most Creative Investment Bank – Global Winner”, “Best Investment Bank – Latin America” and “Best M&A Bank – Latin America”, promoted by Global Finance magazine. We were also the number one in the best sell-side analysts of Latin America ranking, promoted by Institutional Investor with a survey with over 900 buy-side analysts and managers of approximately 450 institutions.

Cash Management

At the end of September, Euromoney, one of the leading financial magazines, disclosed the result of its annual survey and Itaú Unibanco was named for the 9th consecutive year the Best Bank in Cash Management in Brazil. This award is to recognize the financial institutions able to provide a diverse range of products and services to meet clients’ needs.

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Consortium (Vehicles and Properties)

In December 2016, the balance of installments receivable was R$10.7 billion, with a 8.9% decrease from December 2015. In the same period, we reached 395 thousand active quotas, a 4.7% decrease from December 2015. Consortia management fees were R$675.0 million from January to December 2016.

Custody and Bookkeeping Services

In the custody market, we hold R$1.3 trillion in assets, according to the ANBIMA management ranking in December 2016, a 22.5% increase from the same period of the previous year1.

We provided services to 217 companies listed on BM&FBOVESPA, a 62.2% share of the bookkeeping market. In debenture bookkeeping, we operated as the bookkeeper of 416 issues in December 2016, a 46.7% share of the market.

We were recognized in four categories by Global Finance, in the “World Best Securities Service Providers” award for 2016. These are as follows: “Best Securities Lender in Latin America”, and “Best Subcustodian Bank in Brazil, Paraguay and Uruguay”.

1 Source: Itaú Unibanco and BM&FBovespa (December 2016).

Asset Management

In December 2016, we reached R$527.0 billion1 in assets under management, according to the ANBIMA management ranking, accounting for 15.1% of the market. We posted a 11.3% growth in assets under management from the same period of the previous year.

In the ranking published by Investidor Institucional magazine and developed by Luz Soluções Financeiras, Itaú Asset Management maintains its top position with the best funds for institutional clients, and is the leading player in fixed and variable income, with 28 highly rated funds, of which 13 are fixed income, 13 are variable income and 2 are multimarket funds. This ranking covers the period from July 2015 to June 2016.

In July 2016, Itaú Asset Management was awarded by ValorInveste magazine the Top Gestão 2016 (2016 Best Management) award, organized by Standard & Poor’s, as the best multimarket fund manager with 3 five-star funds.

In December 2016, Itaú Asset Management was elected for the eighth time, and fourth consecutive time, the Best Manager of Funds by the investment directory of Exame magazine, and was the winner in eight categories of the award.

Kinea, the investments management company controlled by Itaú Unibanco, holds R$11.5 billion in managed assets in December 2016.

1 It includes Itaú Unibanco and Intrag.

Private Banking

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which is composed of private bankers, investment advisers and product experts, serves our clients from offices in 8 cities in Brazil and abroad, in our offices located in Zurich, Miami, New York, Santiago, Asuncion, and Nassau.

In 2016, we featured in the main international publications in the Private Banking market worldwide:

•	Best Private Bank in Latin America, and Best Private Bank in Brazil, by Private Wealth Management/The Banker;
•	Outstanding Private Bank – Latin America, and Most Effective Investment Service Offering, by Private Banker International;
•	Best Private Banking Services Overall in Brazil, by Euromoney; and
•	Best Private Bank in Emerging Markets, and Best Private Bank in Brazil, by Global Finance.

These awards are granted according to the outcome of assessments conducted by important Wealth Management market institutions and players and take into account client relationship, portfolio management, asset allocation, offering, risk control and business strategy.

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Eletronic Means of Payment

From January to December 2016, we reached 4 billion transactions in debit and credit cards, a 0.7% decrease from the same period of the previous year.

The volume transacted on credit cards was R$251.9 billion from January to December 2016. This amount accounts for 65.0% of the total transactions arising from the acquiring business, up 0.9% from the same period of the previous year.

The volume captured in debit cards was R$135.4 billion and accounted for 35.0% of the total volume transacted from January to December 2016, up 1.5% from the same period of the previous year.

We closed the period with 1.5 million units of equipment installed, down 21.6% from the same period of the previous year.

Rede has continually invested in loyalty programs to its clients focused on the retail segment by means of a closer operation with the bank, aiming at increasing and preserving the profitability of the segment, offering a broad portfolio of innovative products and solutions by Rede and the bank to retailers.

For the second consecutive year, Rede has won from Valor Econômico newspaper the Valor 1,000 Award in the Specialized Services sector. The award is granted under the criteria approved by Fundação Getulio Vargas (FGV), under the seal of Serasa Experian. The selection of the companies takes into consideration eight indicators: net income, EBITDA margin, sustainable growth, return on equity (ROE), margin of the activity, current ratio, asset turnover and interest coverage.

In the last quarter of 2016, we launched SMART Rede, a new generation of intelligent terminals featuring a store of apps that enables our clients to download solutions to help the management and control of their business, and Control Rede, a reconciliation solution that facilitates the financial management and control of all receivables from merchants.

4.4) Capital Strength and Liquidity

Capital

We adopt a prospective posture in the management of our capital observing the following stages: identification of material risks and determination of the need of additional capital for these risks; preparation of the capital planning, both in situations of normality and of stress; structuring of the capital contingency plan; internal assessment of capital adequacy; and preparation of managerial reports.

In order to ensure our strength and capital availability to support business growth, regulatory capital levels were kept above the requirements of the Central Bank of Brazil (Prudential Consolidated1), as evidenced by the Basel Ratio and Principal Capital, Tier I (see the report “Risk and Capital Management – Pillar 3” on our website www.itau.com.br/investor-relations > Corporate Governance).

At the end of December 2016, the Basel Ratio was 19.1%, of which: (i) 15.9% related to Tier I Capital, which is composed of the sum of Principal Capital and Complementary Capital; (ii) 3.2% related to Tier II Capital. These indicators provide evidence of our effective loss-absorbing capacity.

The amount of our subordinated debt, which is part of our Tier II regulatory capital, reached R$23.5 billion at December 31, 2016.

1 Consolidated Prudential: Consolidated financial statements including financial companies and the like.

Liquidity

As from the second quarter of 2016, we started to report our Liquidity Coverage Ratio (LCR), which is calculated based on the methodology defined by Circular No. 3,749, of the Brazilian Central Bank, which is in line with international guidelines. LCR is a ratio between high quality liquid assets and cash outflows (net) considering a 30 calendar day period. BACEN minimum requirement was 70% for 2016, and for 4th quarter the Company’s average ratio was 212.8%.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	24

4.4.1) Credit Risk Ratings by Rating Agencies

In 2016, Moody’s assigned for the first time to Itaú BBA International (based in the United Kingdom) the investment grade, issuer and long-term deposit A3 rating, recognizing the strength of the balance sheet and business model of Itaú BBA International.

Also in 2016, changes in the ratings of Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. were made due to external factors, as follows: (i) sovereign credit rating downgrade by Moody’s and Standard & Poor’s in February; (ii) Brazilian sovereign credit rating downgrade by Fitch in May; these actions led to the downgrade of the ratings of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A.; and (iii) review of the national scale ratings of Brazil by Moody’s, repositioning the ratings of 28 financial institutions, including Itaú Unibanco S.A. and Itaú Unibanco Holding S.A., which had their ratings on national scale upgraded.

Fitch highlighted the comfortable liquidity position of the bank, due to diversified revenues and low-cost funding sources through the extensive branch network. Standard&Poors emphasized the bank’s capital level.

To learn more about these ratings, please visit our Investor Relations website (www.itau.com.br/investor-relations) in Itaú Unibanco > Market Opinion > Ratings.

4.5) Stock Market

Market Value – at December 31, 2016, we were ranked the second largest company in Brazil in terms of market value (R$219.3 billion) and the first among financial institutions, according to the Bloomberg ranking.

In Ibovespa we are the most actively traded company,

represented by our preferred share (ITUB4).

Presence in Market Indexes

In December 2016, BMF&FBOVESPA disclosed the composition of the stock portfolios that make up market indexes, effective for the period from January to April 2017. We highlight our presence in the market indexes in the following table:

Portfolio - January to April 2017

Index	Itaú Unibanco’s Weight(1)	Ranking(1)
Ibovespa (Bovespa Index)	10,68%	1st
IBrX50 - Brazil Index 50	10,95%	1st
IBrX100 - Brazil Index 100	9,72%	1st
IFNC - Financial Index(2)	20,00%	1st
IGC - Special Corporate Governance Stock Index	8,08%	1st
ITAG - Special Tag Along Stock Index	13,10%	1st
ISE - Corporate Sustainability Index(3)	5,97%	4th

(1) It was considered the sum of all classes of shares of each company that participates in the indices.

(2) The weight of the companies’ shares in the Index (including all types of shares) cannot exceed 20%.

(3) The weight of one economic sector in the Corporate Sustainability Index (ISE), including all types of shares, cannot exceed 15%.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	25

Stockholders’ Compensation

Dividends and interest on capital: We remunerate our stockholders with monthly and supplementary payments of dividends and interest on capital. From January to December 2016, we paid or provided for R$10.0 billion in dividends and interest on capital, net of taxes.

Return on investment1: At December 31, 2016, the return on investment in terms of dividends/interest on capital to stockholders in relation to the share price at January 2, 2016, net of taxes, was 6.07%.

1 Includes total dividends/interest on capital distributed in the 12-month period

Relations with the Market

In 2016, we took part in 30 conferences and 7 road shows in Brazil and abroad. On November 17, 2016, we held our Apimec meeting in São Paulo for the 21st consecutive year. Approximately 560 people attend this event, in addition to 123 who followed live via Internet. Over 2016, we held 16 Apimec meetings, with the attendance of 2,218 participants. For further information, access our Investor Relations website (www.itau.com.br/investor-relations).

2016 Latin America Executive Team – Our executives won Best CEO, Best CFO and Best IR Professional awards from Institutional Investor. We were also recognized as the Best IR Program, Best IR Team and Best IR Website.

18th Abrasca Awards – Annual Report – We were given honors in Economic-Financial Analysis, with highlight to Statement of Added Value.

		R$	%
Shares	December 31, 2016	December 31, 2015	Change
Net income per share - Basic(1)
Common Shares	3.57	3.91	(8.7)
Preferred Shares	3.57	3.91	(8.7)
Net income per share - Diluted(2)
Common Shares	3.54	3.89	(9.0)
Preferred Shares	3.54	3.89	(9.0)
Dividends & Interest on capital, net per share	1.58	1.13	40.3
Market value (in billions)(3)(4)	219.3	155.7	40.8

(1) Calculated by dividing the net profit attributable to shareholders by the average number of shares, excluding the number of shares purchased by the company.

(2) Calculated similarly to (1), including the denominator (adjusted weighted average shares) actions related to stock options granted to the Stock Option Plan, assuming the potential plan of stock option exercise (Note 21a).

(3) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(4) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$207.6 billion on December 31, 2016 and R$150.6 billion on December 31, 2015, resulting a variation of 38%.

4.6) Statement of Added Value

Our added value, which shows the wealth generated for the community, reached R$61.6 billion in 2016 (take into account the recurring net income and tax effect of hedge reconciliation, in BRGAAP), a 1.6% increase from 2015. This result refers to the direct economic value generated and distributed by us, including income, operating costs, employee compensation, donations and other investments in the community, retained earnings and payments to capital providers and governments.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	26

5) PEOPLE

We had 94.8 thousand employees at the end of 2016, including approximately 13.9 thousand in foreign units. The employees’ fixed compensation plus charges and benefits totaled R$14.4 billion in this period, with a 10.7% increase from the same period of the previous year.

Over the year we invested over R$192 million in training programs, totaling over 1.8 million hours, and we highlight the following programs: 2017 Trainee Program, Itaú Unibanco Corporate Internship Program, Itaú Unibanco Branch Network Trainee Program, Itaú Unibanco National Holiday Internship Program, Itaú Unibanco International Holiday Internship Program, Apprentice Program, Inclusion of Disabled People Program, Connecting Opportunities Program, and Career Opportunity Program (POC).

The “Fale Francamente” (speak up) survey, which measures the employees’ satisfaction with the organizational environment and people management, 89.1% of our employees voluntarily took part in Brazil and abroad. The overall satisfaction rate was 85.1%, a 270 bps increase compared to 2015.

2016 Best Companies to Work for – In August, we were elected for the 8th consecutive year one of the Best Companies to Work for, according to a survey carried out by Época magazine in partnership with the Great Place to Work Institute. The objective of this survey is to recognize the companies that have the best people management practices.

We were the only financial institution to make up the “The Most Attractive Companies” ranking, promoted by LinkedIn, the world’s largest professional social network, which elected the 25 companies that most draw attention and attract applicants in the network. We were also given the Global Recognition “Good Practices for Employees with Disabilities”, an event held at the UN headquarters in New York, promoted by the Secretariat for the Rights of Disabled People of the São Paulo State Government.

In 2016, the labor agreement related to the collective bargaining negotiations for 2016/2018 was approved. Unlike previous years, this agreement provided for salary adjustments for two consecutive years, as follows: 8% plus bonus in 2016 and 1% actual increase in 2017 (in addition to inflation rate measured by INPC/IBGE). Other benefits also had their amounts increased.

6) SUSTAINABILITY

Sustainability is incorporated into the corporate strategy by means of a consolidated governance structure integrated into business, which permits to internalize social and environmental topics and trends into daily activities and processes, to identify areas able to address them, and monitor the performance and indicators of these issues from time to time.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	27

Our sustainability activities are based on three strategic focus: financial education, dialogue and transparency, and social and environmental risks and opportunities.

In 2016, the Sustainability Governance was revisited and extended. Based on these discussions, we decided to gather together areas with complementary themes and challenges, such as the integration between the Integrity and Ethics Committee and the Foundations and Institutes Committee..

Dow Jones Sustainability World Index (DJSI) – We were selected for the 17th consecutive year to make up the Dow Jones Sustainability World Index (DJSI), the main sustainability index in the world, in its 2016/2017 edition. We are the only Latin American bank to be part of the index since its creation in 1999. In this new edition, we achieved the best rate in the banking sector in the “Anti-Crime Policies/Actions”, “Financial Stability and Systemic Risk”, “Business Risks and Opportunities”, and “Financial Inclusion” criteria.

Participation in the BM&FBOVESPA Corporate Sustainability Index (ISE) – For the 12th consecutive year we were chosen the make up the portfolio of the 2016 BM&FBOVESPA Corporate Sustainability Index (ISE). ISE reflects the return of a portfolio made up of shares of companies with best performance in all aspects that measure corporate sustainability.

Itaú Unibanco is once again part of the Vigeo EIRIS Emerging 70 Sustainability Index - In June 2016, for the second year, we were selected to make up the portfolio of the Euronext Vigeo – Emerging 70 sustainability index. The index is made up of 70 companies, selected among 842 companies listed in developing countries that showed the best performances in corporate responsibility, according to the ratings assigned by Vigeo.

In October, we were the winners in the “Financial Institution” category in the Época Empresa Verde awards, promoted by Época magazine, which recognized the bank’s main actions in connection with sustainability. Additionally, we were elected the best company of the financial sector by the Sustainability Guide of Exame magazine.

Client Satisfaction

Client satisfaction is such a fundamental value for us that it is stated in our vision: “To be the leading bank in sustainable performance and client satisfaction”. Therefore, we focus on the ongoing monitoring of client satisfaction levels and are attentive to their statements of positioning. Regarding our clients’ inquiries and positioning, we recorded 160 million responses in our channels, taking into account only those carried out by our employees or representation officers. Over 94.2% of these were related to the provision of information, consultation and requests, and a little more than 5.5% were related to discontent, and 0.3% to complaints to external and judiciary bodies.

Out of the total issues, over 99.7% were resolved or clarified by the bank’s own client services. he remaining escalated to other consumer protection bodies or were taken to the court. In spite of the high client retention rates disclosed by our internal channels, we continue to give priority to investments to improve processes and further increase client’s satisfaction.

7) SOCIAL PRIVATE INVESTMENTS

Among the actions carried out by the Itaú Unibanco Conglomerate in 2016 to support social change agendas, we highlight the social private investment model, in which we allocated funds to support initiatives and projects in line with our institutional causes.

We recognize and value the responsibility we have for the development of Brazil and we keep the purpose of promoting positive changes in the life of people and society. Accordingly, over 2016 we made contributions through social private investments on three fronts: I) Via direct allocation of financial funds; II) via support to projects subject to incentive laws; III) via our Institutions and Foundations.

These social investments were made to improve areas such as education, culture, sports, urban mobility, health, and aging. In 2016, we invested R$473,0 million in projects, of which 67.3% were via donations and sponsorships carried out by Itaú Unibanco itself, and 32.7% were via amounts incentivized by laws (Rouanet, Sports Incentive Law), making contributions to education, health, culture, sports, and mobility projects. We present below our activities in 2016:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	28

Sponsorship	Amount (R$ million)%		Number of projects
Non-incentivized(1)	318.4	67.3%	409
Education	140.3		180
Culture	74.1		4
Sports	6.8		4
Urban Mobility	63.8		15
Institutional Support and Other	33.5		206
Incentivized(2)	154.6	32.7%	211
Culture	83.6		97
Education	11.7		39
Sports	14.5		15
Health and Elderly People	38.4		39
Other	6.5		21
Total	473.0	100.0%	620

(1)Own funds of the group companies and own budgets of foundations and institutions.

(2)Tax incentivized funds through laws such as Rouanet and Sports Incentive laws, among others.

7.1) Education and Health

Fundação Itaú Social – The journey of Fundação Itaú Social started in 1993, with the creation of the Community Action – later Itaú Social Program – aiming at coordinating its social initiatives. In 2000, this project was broadened with the creation of Fundação Itaú Social, designed to ensure the longevity of the bank’s social investments.

Fundação Itaú Social focus its work in four areas:

•	Expanded Learning: Advocates more time, spaces and learning content in accordance with the concept of full development of the human being to reduce social and economic inequalities;

•	Educational Management: Initiatives to strengthen technical teams and improve management of public learning systems to promote significant and sustainable learning advancements in the day-to-day of the school systems;

•	Economic Evaluation of Social Projects: A key tool to qualify and improve social investments, by measuring its impact and effectiveness;

•	Social Mobilization: Social engagement of employees, clients and society, to build cooperative networks that enhance life for everyone.

In 2016, 2.0 million people were benefitted by the actions of Fundação Itaú Social.

Instituto Unibanco – Focused on the improvement of educational results and production of knowledge in Secondary Schools, it is designed to develop and implement management solutions – in the school network, in schools and in classrooms – committed to the effective capacity of public schools to ensure every student's right to learning. Its main programs are as follows:

•	Youth of the Future: in 2016, approximately 1,440 public schools took part in the Youth of the Future program, which benefitted about 470 thousand students in five Brazilian states. In-person training for educational managers recorded approximately 2,500 attending people; remote education training had about 1,860 school managers registered in management courses, and 1,740 teachers enrolled in pedagogical methodology courses.

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•	Studying is Worthwhile: in 2016, 1,013 volunteers worked in actions that benefitted approximately 6.7 thousand secondary school students of the states of Ceará, Goiás, Espírito Santo, and São Paulo.

•	Fomentation: One of the main actions is the School Management Towards Equality Call Notices, aiming at identifying, recognizing and monitoring projects developed in public secondary schools focused on school management able to contribute to raise the educational results of groups of vulnerable students, therefore creating conditions of equality. In 2016, 10 gender equality projects were supported in the states of Amazonas, Bahia, Ceará, Minas Gerais, Paraíba, Rio de Janeiro, Rio Grande do Norte, Santa Catarina, and São Paulo.

7.2) Culture

Itaú Cultural – In 2016, Itaú Cultural reinforced its actions in mapping, supporting and disseminating Brazilian arts and culture, in a journey of over 29 years. The Institute promoted a series of free-of-charge events both in its headquarters in São Paulo, and in other locations in Brazil and abroad. There were over 750 domestic and international activities held over the year, with 540 thousand visitors to the programs we developed, 25 exhibits – two of them at the Heritage Hall – and over 13 million single hits to the website.

Also in 2016, the result of the 17th edition of the Rumos program was disclosed, with 117 projects selected (from throughout Brazil and one in Argentina). This program has been consolidated as a measure for cultural and artistic productions.

Celebrating its two-year anniversary, the Olavo Setubal Hall, which features over 1,300 artworks of our permanent exhibitions, was visited by over 97 thousand people and was a highlight in advertising campaigns in public spaces in São Paulo and on the Internet. Under the Itaú Cultural management, from January to December 2016 the Ibirapuera Auditorium held 147 performances (59 of which free-of-charge), attended by over 187 thousand people.

Since 2009, the Institute has been present on Facebook, with 765 thousand fans – the largest page of a cultural institution in Brazil. Additionally, we are on Twitter (108 thousand followers), YouTube (our channel has over 6.1 million views, deployed in a set of over 5,200 videos on Brazilian arts and culture), and Instagram (over 56 thousand followers).

Espaco Itaú de Cinema – Created in 1995, originally under the name Espaco Unibanco, it has movie theaters screening independent movies. With presence in 6 cities with 8 movie complexes, its 57 screening rooms have contributed to the access to culture in Brazil. In 2016, approximately 3.5 million people visited Espaço Itaú de Cinema.

7.3) Sports

Valuing sports is an integral part of our DNA. We believe that sports, together with education and culture, contributes to build up citizenship in a changing society. Accordingly, we sponsor different projects, always with the intention of making the practice of sports into a social practice, benefitting communities and changing people's world.

7.4) Urban Mobility

We were the first large Brazilian company to support a bike sharing system, by way of a public-private partnership based on the public interest. In 2011, in partnership with the municipality of Rio de Janeiro, we started the sponsorship of Bike Rio, and this program success has led to the expansion of the project to São Paulo and Porto Alegre in 2012, Pernambuco, Salvador and Santiago (Chile) in 2013, and to Brasília and Belo Horizonte in 2014. We believe that the main contribution of the bike sharing systems is to help users to commute in urban spaces, contributing to the intermodality and ensuring the visibility of bikes as a means of transport.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	30

We are the sole sponsors of bike-sharing systems in the world that count on nationwide programs. This program has already reached 14 million trips and over 440 thousand users registered since it was launched.

8) AWARDS AND RECOGNITION

In 2016, we received significant recognition that contributed to strengthen our reputation.

Shown below is the list of awards received by the bank in the period.

IF Design Award (International Forum Design GmbH – January 2016)	Itaú Unibanco had "Cubo" as the project granted the award, in the Communication and Brand Identity categories.

Company Award 2016 (Trade Finance – January 2016)	Itaú BBA conquered the Company Award 2016 in the Best trade bank in Brazil category.

Prêmio Valor Inovação Brasil 2016 (Valor Innovation Brazil 2016 Award)	Itaú Unibanco ranked first in the Financial Services sector.
(Valor Econômico newspaper – July 2016)

Top 1000 World Banks 2016 (The Banker – July 2016)	Itaú Unibanco ranked first in the “Top 25 – Latin America and Caribbean” ranking.

Anuário Época Negócios 360º (Época Negócios 360º Directory) (Ėpoca Negócios magazine – August 2016)	Itaú Unibanco was presented as the winner in the Banking sector in this directory. Additionally, Itaú Seguros ranked among the 60 top companies in the global ranking of the best 300.

As Melhores da Dinheiro 2016 (The Best of Dinheiro 2016) (IstoĖ Dinheiro magazine – September 2016)	Itaú Unibanco was elected the Company of the Year and also ranked top in the banking sector.

Prêmio Ouvidorias Brasil 2016 + Prêmio CONAREC (Brazil Ombudsman Offices Award) ABRAREC (Brazilian Association of Customer-Company Relations) and Grupo Padrão – September 2016)	Itaú Unibanco received this award with the Solução Perto de Você (Close to you solution) case. For the CONAREC award, one of our executives was the winner in the “Professionals of the Client Relationship Sector – Banking Sector” category.

Empresa Pró-Ética (Companies Promoting Ethics) (Ministry of Transparency, Inspection and General Controllership of the Federal Government – November 2016)	Itaú Unibanco was among the 25 companies awarded for taking part in the promotion of a fairer and more ethical and transparent corporate environment in Brazil.

Empresas Líderes em Transparência (Leading Companies in Transparency) (CDP Latin America – December 2016)	For the third consecutive year, Itaú Unibanco was recognized amogn the leading companies in transparency.

Bank of the Year (The Banker – December 2016)	Itaú Unibanco was announced as the "Bank of the Year - Brazil".

As Marcas Brasileiras Mais Valiosas (Brazilian Most Valuable Brands)	For the 13th time, Itaú Unibanco ranked top as the most valuable brands, valued at R$ 26.6 billion, up 8% compared to 2015.
(Interbrands – December 2016)

9) REGULATION

9.1) INDEPENDENT AUDITORS - CVM Instruction No. 381

Procedures Adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to contract non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor's independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client

In the period from January to December 2016, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the non-audit services provided and the related dates:

•	January 22, August 25 and December 22 - tax advisory and transfer pricing procedures;

•	February 15, March 7, March 23, May 16 and May 23 - acquisition of training, technical materials and research;

•	March 31 - review of tax-accounting bookkeeping;

•	July 11 - advisory on the review of the structuring of sales of the loan portfolio; and

•	October 24 - assessment of availability related to SEC 206 custody rule.

Independent Auditors' justification - PricewaterhouseCoopers

The provision of the non-audit services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval by the Audit Committee.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	31

9.2) Accounting Practices Adopted in Brazil (BRGAAP)

We disclosed the complete financial statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.Itau.com.br/investor-relations > Financial Information).

10) ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust. (Approved at the Board of Directors' Meeting of February 6, 2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	32

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	12/31/2016	12/31/2015
Cash and deposits on demand	4	18,542	18,544
Central Bank compulsory deposits	5	85,700	66,556
Interbank deposits	6	22,692	30,525
Securities purchased under agreements to resell	6	265,051	254,404
Financial assets held for trading	7a	204,648	164,311
Pledged as collateral		12,950	11,008
Other		191,698	153,303
Financial assets designated at fair value through profit or loss	7b	1,191	642
Derivatives	8 and 9	24,231	26,755
Available-for-sale financial assets	10	88,277	86,045
Pledged as collateral		17,435	16,706
Other		70,842	69,339
Held-to-maturity financial assets	11	40,495	42,185
Pledged as collateral		11,778	9,460
Other		28,717	32,725
Loan operations and lease operations portfolio, net	12	463,394	447,404
Loan operations and lease operations portfolio		490,366	474,248
(-) Allowance for loan and lease losses		(26,972)	(26,844)
Other financial assets	20a	53,917	53,506
Investments in associates and joint ventures	13	5,073	4,399
Goodwill	3	9,675	2,057
Fixed assets, net	15	8,042	8,541
Intangible assets, net	16	7,381	6,295
Tax assets		44,274	52,149
Income tax and social contribution - current		2,703	2,088
Income tax and social contribution - deferred	27b	37,395	47,453
Other		4,176	2,608
Assets held for sale	36.7	631	486
Other assets	20a	10,027	11,611
Total assets		1,353,241	1,276,415

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	33

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	12/31/2016	12/31/2015
Deposits	17	329,414	292,610
Securities sold under repurchase agreements	19a	349,164	336,643
Financial liabilities held for trading	18	519	412
Derivatives	8 and 9	24,698	31,071
Interbank market debt	19a	135,483	156,886
Institutional market debt	19b	96,239	93,918
Other financial liabilities	20b	71,832	68,715
Reserves for insurance and private pension	30c ll	154,076	129,305
Liabilities for capitalization plans		3,147	3,044
Provisions	32	20,909	18,994
Tax liabilities		5,836	4,971
Income tax and social contribution - current		1,741	2,364
Income tax and social contribution - deferred	27b II	643	370
Other		3,452	2,237
Other liabilities	20b	27,110	25,787
Total liabilities		1,218,427	1,162,356
Capital	21a	97,148	85,148
Treasury shares	21a	(1,882)	(4,353)
Additional paid-in capital	21c	1,785	1,733
Appropriated reserves	21d	3,443	10,067
Unappropriated reserves	21e	25,362	20,947
Cumulative other comprehensive income		(3,274)	(1,290)
Total stockholders' equity attributed to the owners of the parent
company		122,582	112,252
Non-controlling interests	21f	12,232	1,807
Total stockholders' equity		134,814	114,059
Total liabilities and stockholders' equity		1,353,241	1,276,415

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	34

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2016	12/31/2015	12/31/2014
Banking product		118,661	92,011	91,657
Interest and similar income	23a	161,495	147,789	120,115
Interest and similar expense	23b	(95,126)	(75,064)	(72,977)
Dividend income		288	98	215
Net gain (loss) on investment securities and derivatives	23c	7,311	(11,862)	(724)
Foreign exchange results and exchange variations on transactions		5,513	(6,353)	9,644
Banking service fees	24	31,918	29,452	26,342
Income related to insurance, private pension and capitalization operations before claim and selling expenses		5,880	6,672	6,888
Income related to insurance and private pension	30b III	24,849	22,634	22,797
Reinsurance Premiums	30b III	(94)	(89)	(1,031)
Change in reserves for insurance and private pension		(19,490)	(16,460)	(15,436)
Revenue from capitalization plans		615	587	558
Other income	25	1,382	1,279	2,154
Losses on loans and claims		(22,122)	(21,335)	(15,801)
Expenses for allowance for loan and lease losses	12b	(24,379)	(24,517)	(18,832)
Recovery of loans written-off as loss		3,742	4,779	5,054
Expenses for claims		(1,555)	(1,611)	(2,430)
Recovery of claims under reinsurance		70	14	407
Banking product net of losses on loans and claims		96,539	70,676	75,856
Other operating income (expenses)		(58,347)	(52,411)	(47,048)
General and administrative expenses	26	(50,904)	(47,626)	(42,550)
Tax expenses		(7,971)	(5,405)	(5,063)
Share of profit or (loss) in associates and joint ventures	13	528	620	565
Income before income tax and social contribution	27	38,192	18,265	28,808
Current income tax and social contribution		(3,898)	(8,965)	(7,209)
Deferred income tax and social contribution		(10,712)	16,856	262
Net income		23,582	26,156	21,861
Net income attributable to owners of the parent company	28	23,263	25,740	21,555
Net income (loss) attributable to non-controlling interests	21f	319	416	306
Earnings per share - basic	28
Common		3.57	3.91	3.26
Preferred		3.57	3.91	3.26
Earnings per share - diluted	28
Common		3.54	3.89	3.24
Preferred		3.54	3.89	3.24
Weighted average number of shares outstanding - basic	28
Common		3,351,741,143	3,351,741,143	3,351,741,143
Preferred		3,171,215,661	3,228,881,081	3,266,347,063
Weighted average number of shares outstanding - diluted	28
Common		3,351,741,143	3,351,741,143	3,351,741,143
Preferred		3,216,235,372	3,270,734,307	3,305,545,129

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	35

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2016	12/31/2015	12/31/2014
Net income		23,582	26,156	21,861
Available-for-sale financial assets		2,040	(2,171)	583
Change in fair value		2,780	(6,518)	20
Income tax effect		(1,251)	2,659	14
(Gains) / losses transferred to income statement	23c	851	2,812	915
Income tax effect		(340)	(1,124)	(366)
Hedge		(697)	(1,739)	(143)
Cash flow hedge	9	(2,815)	1,148	336
Change in fair value		(5,041)	2,104	644
Income tax effect		2,226	(956)	(308)
Hedge of net investment in foreign operation	9	2,118	(2,887)	(479)
Change in fair value		3,760	(5,134)	(830)
Income tax effect		(1,642)	2,247	351
Remeasurements of liabilities for post-employment benefits (*)		(590)	(48)	202
Remeasurements	29	(1,048)	(68)	332
Income tax effect		458	20	(130)
Foreign exchange differences on foreign investments		(2,737)	3,099	440
Total comprehensive income		21,598	25,297	22,943
Comprehensive income attributable to non-controlling interests		319	416	306
Comprehensive income attributable to the owners of the parent company		21,279	24,881	22,637

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	36

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity (Notes 21 and 22)

Periods ended December 31, 2016, 2015 and 2014

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Remeasurements of liabilities of post- employment benefits	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non- controlling interests	Total
Balance at 01/01/2014	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Transactions with owners	15,000	526	524	(12,053)	-	(7,344)	-	-	-	-	(3,347)	82	(3,265)
Capital increase - Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options - exercised options	-	526	223	-	-	-	-	-	-	-	749	-	749
Granting of stock options – exercised options	-	561	(26)	-	-	-	-	-	-	-	535	-	535
Acquisition of treasury shares (Note 21a)	-	(35)	-	-	-	-	-	-	-	-	(35)	-	(35)
Granted options recognized	-	-	249	-	-	-	-	-	-	-	249	-	249
Share-based payment – variable compensation	-	-	301	-	-	-	-	-	-	-	301	-	301
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3a)	-	-	-	-	-	-	-	-	-	-	-	167	167
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	2,947	-	(7,344)	-	-	-	-	(4,397)	(85)	(4,482)
Dividends / Interest on capital paid in 2014 - Year 2013 - Special profit reserve	-	-	-	(2,597)	-	-	-	-	-	-	(2,597)	-	(2,597)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(639)	-	-	-	-	-	-	(639)	-	(639)
Other	-	-	-	(17)	-	-	-	-	-	-	(17)	-	(17)
Total comprehensive income	-	-	-	-	-	21,555	583	202	440	(143)	22,637	306	22,943
Net income	-	-	-	-	-	21,555	-	-	-	-	21,555	306	21,861
Other comprehensive income for the period	-	-	-	-	-	-	583	202	440	(143)	1,082	-	1,082
Appropriations:
Legal reserve	-	-	-	870	-	(870)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	9,178	4,163	(13,341)	-	-	-	-	-	-	-
Balance at 12/31/2014	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Change in the period	15,000	526	524	(5,258)	4,163	-	583	202	440	(143)	16,037	388	16,425
Balance at 01/01/2015	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Transactions with owners	10,148	(3,025)	225	(7,445)	-	(8,207)	-	-	-	-	(8,304)	34	(8,270)
Capital increase - Statutory Reserve	10,148	-	-	(10,148)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	(3,025)	101	-	-	-	-	-	-	-	(2,924)	-	(2,924)
Granting of stock options – exercised options	-	299	45	-	-	-	-	-	-	-	344	-	344
Acquisition of treasury shares (Note 21a)	-	(3,324)	-	-	-	-	-	-	-	-	(3,324)	-	(3,324)
Granted options recognized	-	-	56	-	-	-	-	-	-	-	56	-	56
Share-based payment – variable compensation	-	-	124	-	-	-	-	-	-	-	124	-	124
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	276	276
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	2,703	-	(8,207)	-	-	-	-	(5,504)	(242)	(5,746)
Dividends / Interest on capital paid in 2015 - Year 2014 - Special profit reserve	-	-	-	(2,936)	-	-	-	-	-	-	(2,936)	-	(2,936)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(639)	-	-	-	-	-	-	(639)	-	(639)
Other	-	-	-	-	(10)	-	-	-	-	-	(10)	-	(10)
Total comprehensive income	-	-	-	-	-	25,740	(2,171)	(48)	3,099	(1,739)	24,881	416	25,297
Net income	-	-	-	-	-	25,740	-	-	-	-	25,740	416	26,156
Other comprehensive income for the period	-	-	-	-	-	-	(2,171)	(48)	3,099	(1,739)	(859)	-	(859)
Appropriations:
Legal reserve	-	-	-	1,054	-	(1,054)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	11,823	4,656	(16,479)	-	-	-	-	-	-	-
Balance at 12/31/2015	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Change in the period	10,148	(3,025)	225	1,857	4,646	-	(2,171)	(48)	3,099	(1,739)	12,992	450	13,442
Balance at 01/01/2016	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Transactions with owners	12,000	2,471	52	(9,620)	-	(11,574)	-	-	-	-	(6,671)	10,106	3,435
Capital increase - Statutory Reserve	12,000	-	-	(12,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	2,471	39	(2,670)	-	-	-	-	-	-	(160)	-	(160)
Granting of stock options – exercised options	-	748	(17)	-	-	-	-	-	-	-	731	-	731
Acquisition of treasury shares (Note 21a)	-	(947)	-	-	-	-	-	-	-	-	(947)	-	(947)
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	2,670	-	(2,670)	-	-	-	-	-	-	-	-	-
Granted options recognized	-	-	56	-	-	-	-	-	-	-	56	-	56
Share-based payment – variable compensation	-	-	13	-	-	-	-	-	-	-	13	-	13
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	10,199	10,199
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	5,050	-	(11,574)	-	-	-	-	(6,524)	(93)	(6,617)
Dividends / Interest on capital paid in 2016 - Year 2015 - Special profit reserve	-	-	-	(2,697)	-	-	-	-	-	-	(2,697)	-	(2,697)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(1,586)	-	-	-	-	-	-	(1,586)	-	(1,586)
Other	-	-	-	-	5	-	-	-	-	-	5	-	5
Total comprehensive income	-	-	-	-	-	23,263	2,040	(590)	(2,737)	(697)	21,279	319	21,598
Net income	-	-	-	-	-	23,263	-	-	-	-	23,263	319	23,582
Other comprehensive income for the period	-	-	-	-	-	-	2,040	(590)	(2,737)	(697)	(1,984)	-	(1,984)
Appropriations:
Legal reserve	-	-	-	943	-	(943)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	6,336	4,410	(10,746)	-	-	-	-	-	-	-
Balance at 12/31/2016	97,148	(1,882)	1,785	3,443	25,362	-	(731)	(815)	2,085	(3,813)	122,582	12,232	134,814
Change in the period	12,000	2,471	52	(6,624)	4,415	-	2,040	(590)	(2,737)	(697)	10,330	10,425	20,755

(1) Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	37

ITAÚ unibanco HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2016	12/31/2015	12/31/2014
Adjusted net income		97,507	56,881	58,231
Net income		23,582	26,156	21,861
Adjustments to net income:		73,925	30,725	36,370
Granted options recognized and share-based payment - variable compensation		69	180	550
Effects of changes in exchange rates on cash and cash equivalents		17,941	(9,681)	1,186
Expenses for allowance for loan and lease losses	12b	24,379	24,517	18,832
Interest and foreign exchange expense from operations with subordinated debt		942	15,409	7,879
Change in reserves for insurance and private pension		19,490	16,460	15,436
Revenue from capitalization plans		(615)	(587)	(558)
Depreciation and amortization	15 and 16	3,233	2,828	2,544
Interest expense from provision for contingent and legal liabilities		1,610	1,479	1,019
Provision for contingent and legal liabilities		4,246	3,948	3,380
Interest income related to escrow deposits		(383)	(285)	(377)
Deferred taxes (excluding hedge tax effects)	27 b	4,172	(1,869)	(262)
Share of profit or (loss) in associates and joint ventures		(528)	(620)	(565)
(Gain) loss on available-for-sale securities	23c	851	2,812	915
Interest and foreign exchange income related to available-for-sale financial assets		(1,719)	(16,941)	(9,012)
Interest and foreign exchange income related to held-to-maturity financial assets		(185)	(6,821)	(3,517)
(Gain) loss on sale of assets held for sale	25 and 26	124	36	35
(Gain) loss on sale of investments	25 and 26	(69)	43	14
(Gain) loss on sale of fixed assets	25 and 26	(14)	11	41
Other		381	(194)	(19)
Change in assets and liabilities (*)		(67,196)	(91,340)	31,495
(Increase) decrease in assets		(30,405)	(149,459)	8,195
Interbank deposits		521	3,308	12,099
Securities purchased under agreements to resell		2,675	(88,250)	11,327
Compulsory deposits with the Central Bank of Brazil		(20,390)	(2,762)	13,893
Financial assets held for trading		(34,950)	(31,056)	26,073
Derivatives (assets / liabilities)		(4,047)	3,008	4,525
Financial assets designated at fair value through profit or loss		(655)	435	(303)
Loan operations		23,416	(28,103)	(42,309)
Financial assets		881	2,476	(35,546)
Other tax assets		5,262	(15,037)	1,203
Other assets		(3,118)	6,522	17,233
(Decrease) increase in liabilities		(36,791)	58,119	23,300
Deposits		(18,136)	(16,696)	(4,353)
Deposits received under securities repurchase agreements		8,534	47,833	22,013
Financial liabilities held for trading		206	(434)	47
Funds from interbank markets		(27,017)	33,199	3,946
Other financial liabilities		1,915	(5,222)	4,711
Technical reserve for insurance and private pension		5,141	3,067	(383)
Liabilities for capitalization plans		718	621	536
Provisions		(2,993)	(2,005)	(4,852)
Tax liabilities		6,359	6,931	8,119
Other liabilities		(5,095)	(2,693)	1,237
Payment of income tax and social contribution		(6,423)	(6,482)	(7,721)
Net cash from (used in) operating activities		30,311	(34,459)	89,726
Interest on capital / dividends received from investments in associates and joint ventures		287	243	213
Cash received on sale of available-for-sale financial assets		18,760	12,214	60,768
Cash received from redemption of held-to-maturity financial assets		3,473	3,160	2,667
Cash upon sale of assets held for sale		336	123	68
Cash upon sale of investments in associates and joint ventures		69	(43)	(14)
Cash and cash equivalents, net of assets and liabilities due from CorpBanca acquisition	3	5,869	-	-
Cash and cash equivalents, net of assets and liabilities due from Recovery acquisition	3	(714)	-	-
Cash and cash equivalents, net assets and liabilities due from BMG Seguradora acquisition	3a	-	-	(88)
Cash and cash equivalents, net assets and liabilities due from ISSC sale		-	-	1,474
Cash upon sale of fixed assets	15	109	104	62
Cash upon sale of intangible assets	16	10	69	222
Purchase of available-for-sale financial assets		(9,959)	(9,516)	(46,165)
Purchase of held-to-maturity financial assets		(1,363)	(4,090)	(11,322)
Purchase of investments in associates and joint ventures	13	(381)	(0)	(10)
Purchase of fixed assets	15	(991)	(1,466)	(3,966)
(Cash upon sale) Purchase of intangible assets / Goodwill	16	(1,076)	(1,158)	(1,232)
Net cash from (used in) investing activities		14,429	(361)	2,676
Funding from institutional markets		4,864	6,667	207
Redemptions in institutional markets		(18,198)	(5,242)	(16,158)
(Acquisition) / Disposal of interest of non-controlling stockholders		(1,013)	276	167
Granting of stock options – exercised options		731	344	535
Purchase of treasury shares		(947)	(3,324)	(35)
Dividends and interest on capital paid to non-controlling interests		(93)	(242)	(85)
Dividends and interest on capital paid		(7,673)	(7,008)	(6,319)
Net cash from (used in) financing activities		(22,329)	(8,529)	(21,688)
Net increase (decrease) in cash and cash equivalents	2.4c and 4	22,411	(43,350)	70,714
Cash and cash equivalents at the beginning of the period	4	91,649	125,318	55,790
Effects of changes in exchange rates on cash and cash equivalents		(17,941)	9,681	(1,186)
Cash and cash equivalents at the end of the period	4	96,119	91,649	125,318
Additional information on cash flow
Interest received		168,708	136,277	117,079
Interest paid		79,227	58,436	67,559
Non-cash transactions
Loans transferred to assets held for sale		-	-	-
Dividends and interest on capital declared and not yet paid		2,869	2,458	2,270

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	38

ITAÚ unibanco HOLDING S.A.

Consolidated Statement of Added Value

(In millions of Reais)

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Income	193,150	147,337	150,856
Interest, similar income and other	174,607	129,672	119,606
Banking services	31,918	29,452	26,342
Income related to insurance, private pension and capitalization operations
before claim and selling expenses	5,880	6,672	6,888
Result of loan losses	(20,637)	(19,738)	(13,778)
Other	1,382	1,279	11,798
Expenses	(104,771)	(86,175)	(82,962)
Interest, similar income and other	(95,126)	(75,064)	(72,977)
Other	(9,645)	(11,111)	(9,985)
Inputs purchased from third parties	(15,910)	(14,652)	(13,833)
Materials, energy and others	(738)	(798)	(654)
Third party services	(4,340)	(4,044)	(4,189)
Other	(10,832)	(9,810)	(8,990)
Data processing and telecommunications	(3,966)	(4,052)	(3,870)
Advertising, promotions and publication	(1,036)	(1,095)	(972)
Installations	(1,161)	(1,022)	(924)
Transportation	(391)	(411)	(432)
Security	(716)	(675)	(627)
Travel expenses	(199)	(212)	(204)
Other	(3,363)	(2,343)	(1,961)
Gross added value	72,469	46,510	54,061
Depreciation and amortization	(2,994)	(2,598)	(2,468)
Net added value produced by the company	69,475	43,912	51,593
Added value received through transfer	528	620	565
Total added value to be distributed	70,003	44,532	52,158
Distribution of added value	70,003	44,532	52,158
Personnel	20,321	17,609	15,238
Compensation	16,512	13,891	12,252
Benefits	2,983	2,914	2,286
FGTS – government severance pay fund	826	804	700
Taxes, fees and contributions	24,620	(522)	13,843
Federal	23,410	(1,661)	12,802
State	35	16	67
Municipal	1,175	1,123	974
Return on third parties' assets - Rent	1,480	1,289	1,216
Return on own assets	23,582	26,156	21,861
Dividends and interest on capital	6,617	5,746	4,482
Retained earnings (loss) for the period	16,646	19,994	17,073
Minority interest in retained earnings	319	416	306

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	39

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At December 31, 2016 and December 31, 2015 for balance sheet accounts and

From January 1 to December 31, 2016, 2015 and 2014 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, whether these clients have Brazilian links or not through its international branches, subsidiaries and affiliates.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into three operating and reportable segments: (1) Retail Banking, which comprises the retail and high net worth clients (Itaú Uniclass and Personnalité) and the corporate segment (very small and small companies); (2) Wholesale Banking, which covers the wholesale products and services for middle-market and large companies, as well as the investment banking, in addition to the activities of the Latin America unit and (3) Activities with the Market + Corporation, which mainly manages the financial results associated with capital surplus, subordinated debt, and net debt of tax credits and debits of ITAÚ UNIBANCO HOLDING.

These consolidated financial statements were approved by the Executive Board on February 6, 2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	40

Note 2 – Significant accounting policies

2.1.	Basis of preparation

These Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as approved by the International Accounting Standards Board (IASB).

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period, arising from operating, investing, and financing activities, and include highly-liquid investments (Note 2.4c).

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid are classified as operating cash flows.

Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING.

2.2.	New accounting standards and new accounting standards changes and interpretations

a)	Accounting standards applicable for period ended December 31, 2016

•	IASB Annual Improvement Cycle (2012-2014) – Annually IASB makes minor amendments to a series of pronouncements to clarify the standards and avoid double interpretation. In this cycle IFRS 5 – “Non-Current Assets Held for Sale and Discontinued Operations”, IFRS 7 – “Financial Instruments: Disclosures”, IAS 19 – “Employee Benefits”, and IAS 34 – “Interim Financial Reporting” were reviewed. Effective for annual periods beginning on January 1, 2016. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

•	Amendment to IFRS 11 – “Joint Arrangement” – The change establishes criteria for recognition of acquisition of joint operations, which activity constitutes one business, according to the methodology established in IFRS 3 – Business Combinations. Effective for the years beginning on January 1, 2016 and early adoption is permitted by IASB. Impacts of this change will occur only if there is an acquisition of a joint operation that constitutes a business.

•	Amendment to IAS 16 – “Property, Plant and Equipment” and IAS 38 “Intangible Assets” – The amendment clarifies the base principle for depreciation and amortization as being the expected standard of consumption of future economic benefits embodied in the asset. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. No material impacts arising from this amendment were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	Amendment to IAS 1 – “Presentation of Financial Statements” – The amendments are aimed at encouraging companies to identify which information is sufficiently material to be disclosed in the financial statements. It also clarifies that materiality is applicable to the full set of financial statements, including the notes to the financial statements, and it is applicable to any and all disclosure requirements of the IFRS standards. Effective for periods beginning on January 1, 2016. Main effects identified are related to the disclosure of accounting policies and judgment of materiality in the notes to the financial statements.

•	Amendments to IAS 28, IFRS 10 and IFRS 12: “Investment Entities: Applying Consolidation Exception”: This document comprises guidance for applying the Investment Entities concept. Effective for annual periods beginning on January 1, 2016. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	41

b)	Accounting standards recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 9 – Financial Instruments – This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 applies to financial instruments and will be adopted retrospectively at its effective date, on January 1, 2018. This standard is structured to cover the pillars (I) classification and measurement of financial assets (II) impairment, and (III) hedge accounting. Among the amendments, the items below may have the most significant impacts:

(I)	Classification and measurement of financial assets: the classification of financial assets should depend on two criteria: the entity´s business model for managing its financial assets and the characteristics of the contractual cash flow of financial assets.
(II)	Impairment: The new standards introduced the expected loss approach and classification into three phases.
(III)	Hedge accounting: The hedge accounting requirements are closed aligned with risk management and should be applied on a prospective basis.

IFRS 9 is in process of implementation by ITAÚ UNIBANCO HOLDING, and an evaluation of the possible impacts resulting from the adoption of this standard has been conducted and will be completed through its effective date. The adoption of the expected loss in relation to the incurred loss approach is likely to require an increase in the allowance for loan and lease losses since the recognition of losses will be anticipated. The finance, risks, and technology departments as well as Management are involved in the implementation process.

•	IFRS 15 – “Revenue from Contracts with Customers” – The pronouncement replaces IAS 18 and IAS 11, as well as interpretations related thereto (IFRICs 13, 15 and 18). It requires that revenue is recognized in a way that shows the transfer of assets or services to the client for an amount that reflects the company’s expectation of having in consideration the rights to these assets or services. ITAU UNIBANCO HOLDING will adopt IFRS 15 retrospectively only for contracts with remaining obligations until the date this standard comes into effect. Other effects should be adjusted with a counter-entry to Retained Earnings (Losses). This standard is effective for annual periods beginning on January 1, 2018. No material impacts arising from the adoption of this standard were identified.

•	IFRS 16 – “Leases” – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) recognizing leases which terms exceeds 12 months and with substantial amounts; (b) initially recognizing lease in assets and liabilities at present value; and (c) recognizing depreciation and interest from lease separately in the result. For the lessor, accounting will continue to be segregated between operating and financial lease. This standard is effective for annual periods beginning on January 1, 2019. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	Amendment to IFRS 10 – “Consolidated Financial Statements” and IAS 28 – “Investments in Associates and Joint Ventures” – The amendments refer to an inconsistency between IFRS 10 and IAS 28 requirements, when addressing the sale or contribution of assets between an investor and its associate or joint venture. The effective date has not been defined by IASB yet. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

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2.3.	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

2.3.1	Critical accounting estimates

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in compliance with the applicable standards. Estimates are evaluated continuously, considering past experience and other factors.

The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan and lease losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to certain receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in the cash flows received in relation to those expected from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4d X). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients.

Methodology and assumptions used by Management are detailed in Note 2.4d X. Allowance for loan losses is detailed in Note 12b.

b)	Deferred income tax and social contribution

As explained in Note 2.4k, Deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 27.

c)	Fair value of financial instruments, including derivatives

The fair value of financial instruments is measured recurrently, in conformity with the requirements of IAS 39 – Financial Instruments: Recognition and Measurement. The fair value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. This calculation is based on assumptions that take into consideration Management’s judgment based on market information and conditions in place at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks fair value measurements using a fair value hierarchy that reflects the significance of inputs used in the measurement process.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	43

The fair value of financial instruments, including Derivatives, as well as the fair value hierarchy, are detailed in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long term of indexes. At the end of the monthly closings, the areas meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy. ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

d)	Defined benefit pension plan

The current amount of pension plan obligations is obtained from actuarial calculations that use a set of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian Reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 29.

e)	Provisions, contingencies and other commitments

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 32.

Provisions, contingencies and other commitments are detailed in Note 32.

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

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2.3.2 Critical judgments in accounting policies

a)	Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Semi-annually submitted to the impairment test and, at December 31, 2016 and 2015, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

2.4.	Summary of main accounting practices

a)	Consolidation

I.	Subsidiaries

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated its subsidiaries, in accordance with IAS 27 – “Separate Financial Statements”, and its special purpose entities, in accordance with SIC 12 – “Consolidation – Special Purpose Entities”, in its Consolidated Financial Statements. Effective January 1, 2013, ITAÚ UNIBANCO HOLDING adopted IFRS 10 – “Consolidated Financial Statements”, which replaced IAS 27 and SIC 12.

In accordance with IFRS 10, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains control and are no longer consolidated as from the date such control is lost.

On January 1, 2013, ITAÚ UNIBANCO HOLDING assessed its investments to determine whether the conclusions of consolidation in accordance with IFRS 10 were different from those in accordance with IAS 27 and SIC 12. The application of the standard did not have significant impacts.

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The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 12/31/2016 and 12/31/2015.

				Interest in voting		Interest in total
		Incorporation		capital at		capital at
		country	Activity	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Banco CorpBanca Colombia S.A.	(Note 3)	Colombia	Financial institution	23.67%	0.00%	23.67%	0.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	(Note 3)	Chile	Financial institution	-	99.99%	-	99.99%
Banco Itaú Consignado S.A(*)		Brazil	Financial institution	100.00%	60.00%	100.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.		Brazil	Insurance	99.99%	60.00%	99.99%	60.00%
Itaú CorpBanca	(Note 3)	Chile	Financial institution	35.71%	0.00%	35.71%	0.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(*) New company name of Banco Itaú BMG Consignado S.A..

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all Financeira Itaú CBD S.A Crédito, Financiamento e Investimento (FIC) the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	46

II.	Business combinations

Accounting for business combinations under IFRS 3 is only applicable when a business is acquired. Under IFRS 3, a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs, processes applied to those inputs and outputs that are, or will be, used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4h. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

III.	Transactions with non-controlling stockholders

IFRS 10 – “Consolidated financial statements” establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity.

b)	Foreign currency translation

I.	Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian Real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date.
•	income and expenses are translated at monthly average exchange rates.
•	exchange differences arising from currency translation are recorded in other comprehensive income.

II.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange results and exchange variations on transactions.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

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c)	Cash and cash equivalents

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	Financial Assets and Liabilities

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, should be recognized in the Balance Sheet, and measured in accordance with the category in which the instrument was classified.

Financial assets and liabilities may be classified as follows:

Categories	Recognition and Measurement
• Financial assets and liabilities at fair value through profit or loss – held for trading

•     Initially and subsequently recognized at fair value;

•     Transaction costs are directly recognized in the Consolidated Statement of Income;

•     Gains and losses arising from changes in fair value are directly included in Net gain (loss) from investments in securities and derivatives.

• Financial assets and liabilities at fair value through profit or loss – designated at fair value
• Available-for-sale financial assets (*)

•     Initially and subsequently recognized at fair value plus transaction costs;

•     Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income.

• Held-to-maturity financial assets (*)	• Initially recognized at fair value plus transaction costs; • Subsequently measured at amortized cost, using the effective interest rate method.
• Loans and receivables
• Financial liabilities at amortized cost

(*)Interest, including the amortization of premiums and discounts, is recognized in the Consolidated Statement of income under Interest and similar income.

The classification of financial assets and liabilities depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

Effective interest rate – when calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

Interest and similar income and expense are recognized in the Consolidated Statement of Income, in Interest and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables and financial liabilities at amortized cost the following Balance Sheet headings:

Loans and receivables	Financial liabilities at amortized cost

•   Central Bank compulsory deposits (Note 2.4dl and Note 5);

•   Interbank deposits (Note 6);

•   Securities purchased under agreements to resell (Note 2.4dll and Note 6);

•   Loan operations (Note 2.4dVIII and Note 12); and

•   Other financial assets (Note 20a).

•   Deposits (Note 17);

•   Securities sold under repurchase agreements (Note 2.4dll and Note 19a);

•   Funds from interbank markets (Note 19a);

•   Funds from institutional markets (Note 19b);

•   Liabilities for capitalization plans; and

•   Other financial liabilities (Note 20b).

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Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for write-off in accordance with IAS 39 requirements.

Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent write-off. Financial liabilities are derecognized when settled or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I.	Central Bank Compulsory deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits.

II.	Securities purchased under agreements to resell and sold under repurchase agreements

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

III-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of trading transactions.

IV-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates accounting mismatches in income or when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of debt instruments and embedded derivatives that should otherwise be separated.

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V-	Derivatives

All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) on investment securities and derivatives.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge.

•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.

•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.

•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 9.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and

b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

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Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAU UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.
b)	the ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the income statement upon the disposal of the investment in the foreign operation.

VI-	Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) on Investments in Securities and Derivatives – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends and inflow of economic benefits is probable.

VII-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets for which ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

Both impairment of held-to-maturity financial assets and reversal of this loss are recorded, when applicable, in the Consolidated statement of income.

VIII-	Loan operations

TAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

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Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis.

These areas monitor the trends observed in allowance for loan losses by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

IX-	Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant rate of return on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

X-	Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment.

•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios).

•	breach of loan clauses or terms.
•	entering into bankruptcy.
•	loss of competitive position of the debtor.

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The estimated period between the loss event and its identification is defined by Management for each portfolio of similar receivables. Considering the representativeness of several homogeneous groups, management chose to use a twelve month period as being the most representative. For portfolios of loans that are individually evaluated for impairment this period is at most 12 months, considering the review cycle for each loan operation.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, methodologies are used that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default).

To determine the amount of the allowance for individually insignificant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

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Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio inside and outside Brazil.

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

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Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

e)	Investments in associates and joint ventures

I – Associates

In conformity with IAS 28 - Investments in Associates and Joint Ventures, associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

Before january 1, 2013, ITAÚ UNIBANCO HOLDING proportionally consolidated its interest held in joint ventures, as required by IAS 31 – Interests in Joint Ventures. From that date on, it adopted IFRS 11 – Joint arrangements, changing its accounting policy from interest in joint arrangements to the equity method.

ITAÚ UNIBANCO HOLDING has assessed the nature of its joint business and concluded that it has both joint operations and joint ventures. There was no change in the accounting treatment for joint operations. For joint ventures, ITAÚ UNIBANCO HOLDING adopted the new policy on interest in joint ventures, in accordance with the IFRS 11 transition provisions.

The effects arising from adopting IFRS 11, which gave rise to a change in the accounting policy, have not had significant impacts on the Consolidated financial statements of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

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If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

f)	Lease commitments (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets, and those substantially holding the risks and benefits incidental to the ownership are classified as finance leases.

Each lease installment paid is allocated part to liabilities and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. Corresponding obligations, net of future financial charges, are included in Other financial liabilities. Interest expenses are recognized in the Consolidated Statement of Income over the lease term, to produce a constant periodic interest rate on the remaining liabilities balance for each period.

Expenses related to operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

g)	Fixed assets

In accordance with IAS 16 – Property, plant and equipment, fixed assets are recognized at cost of acquisition less accumulated depreciation, which is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and additional details are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other income or General and administrative expenses.

h)	Goodwill

In accordance with IFRS 3 (R) – “Business combinations”, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment semi-annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

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As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed.

Goodwill arising from the acquisition of subsidiaries is presented in the Consolidated Balance Sheet under the line Goodwill.

Goodwill of associates and joint ventures is reported as part of investment in the consolidated balance sheet under Investments in associates and joint ventures, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

i)	Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition.

The breakdown of intangible assets is described in Note 16.

j)	Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

k)	Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and social contribution - current and tax liabilities – income tax and Social contribution – current, respectively.

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Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in Other comprehensive income and subsequently recognized in Income together with the recognition of the gain / loss originally deferred.

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

12/31/2016
Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	20.00%

(*) On october 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until december 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%.

l)	Insurance contracts and private pension

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”).

Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk.

These agreements may be reclassified as insurance contracts after their initial classification should the insurance risk become significant.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

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Private pension plans

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

Insurance premiums

Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period.

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The assumptions used to conduct the liability adequacy test are detailed in Note 30.

m)	Capitalization plans

For regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

n)	Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred.

Additionally, ITAÚ UNIBANCO HOLDING also sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 (R1) – “Employee benefits”.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The present value of defined benefit obligations is determined by discounting the estimated amount of future cash flows of benefit payments based on Brazilian government securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. They are recognized in the Consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period.

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arising from the non-adoption of the assumptions established in the latest evaluation, as compared to those effectively carried out or changes in such assumptions, are fully recognized in Other comprehensive income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is contractual committed to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

These obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred.

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o)	Share-based payment

Share-based payment is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

p)	Financial guarantees

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under Banking service fees.

After issuance, if based on the best estimate ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

q)	Provisions, contingent assets and contingent liabilities

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which, generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on Management’s best estimates, and are classified as:

•	Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions.

•	Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded.

•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

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The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

r)	Capital

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

s)	Treasury shares

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

t)	Dividends and interest on capital

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by stockholders at a Stockholders´ Meeting.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these consolidated financial statements prepared under IFRS.

Dividends and interest on capital are presented in Note 21.

u)	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING.

Earnings per share are presented in Note 28.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	62

v)	Revenue from services

Services related to current accounts are offered to clients either in formal packages or individually, and their income is recognized when these services are provided.

Revenue from certain services, such as fees from funds management, performance, collection for retail clients and custody, is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

w)	Segment information

Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation.

Segment information is presented in Note 34.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	63

Note 3 – Business development

Credit Intelligence Bureau (“CIB”)

In January 21, 2016, the ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., sidnedd a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) which will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities. The transaction was approved by CADE on November 9, 2016.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (Itaú BMG Consignado), corresponding to BMG’s total interest in Itaú BMG Consignado, for the amount of R$ 1,460, and now holds 100% of Itaú BMG Consignado.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was completed on December 28, 2016.

Currently, Itaú BMG Consignado is controlled by ITAÚ UNIBANCO HOLDING and, therefore, this acquisition did not have accounting effects on its results on initial recognition.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170.

ConectCar, located in Barueri, São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method (Note 2.4e II).

The acquisition will not have accounting effects on the results of ITAÚ UNIBANCO HOLDING on initial recognition.

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) for acquisition of 81.94% interest in the capital of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to BTG’s total interest in Recovery, for the amount of R$ 640.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	64

In the same transaction, ITAÚ UNIBANCO HOLDING agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The acquisition did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING on initial recognition.

On July 7, 2016, ITAÚ UNIBANCO HOLDNG, through its subsidiary Itaú Unibanco S.A., acquired, from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59, and now holds 96% of Recovery’s capital.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING’s internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’ capital in the amount of US$ 2,309 million concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for Corp Group.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

The Itaú CorpBanca was controlled from the April 1, 2016 fur ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	65

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING due to its interest in Itaú CorpBanca was R$ 10,517, based on the quotation of CorpBanca’s shares on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,928. Additionally, a goodwill of R$ 692 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date:

CorpBanca

Assets	04/01/2016
Cash and deposits on demand	5,869
Interbank deposits	3,712
Securities purchased under agreements to resell	186
Financial assets held for trading	5,684
Derivatives	6,628
Available-for-sale financial assets	7,164
Held-to-maturity financial assets	236
Loan operations and lease operations portfolio, net	75,222
Other financial assets	3,018
Goodwill	888
Fixed assets, net	494
Intangible assets, net	2,603
Tax assets	1,413
Assets held for sale	2
Other assets	1,257
Total assets	114,376

Liabilities and stockholders' equity	04/01/2016
Deposits	68,387
Securities sold under repurchase agreements	4,052
Derivatives	5,749
Interbank market debt	6,429
Institucional market debt	17,025
Other financial liabilities	1,583
Provisions	140
Tax liabilities	1,341
Other liabilities	2,619
Total liabilities	107,325
Plan net assets	7,051
Non-controlling interests	1,515
Net assets assumed	5,536
Adjustment to fair value of net assets assumed	(1,946)
Net assets assumed at fair value	3,590

Up to one year from acquisition date, adjustments to the reported amounts will be made to reflect any new information obtained about facts and circumstances that existed at the transaction completion date, as provided for in IFRS 3 – Business Combinations.

Contingent liabilities have not been recorded due to the acquisition.

Additionally, on October 26, 2016, ITAÚ UNIBANCO HOLDING, by means of its controlled subsidiary, ITB Holding Brasil Participações Ltda., it has indirectly acquired 10,908,002,836 shares of Itaú CorpBanca, for equivalent to R$ 288.1.

The possibility of implementing the acquisition of such Shares was already set forth in the shareholders’ agreement entered into on April 1st, 2016 between ITAÚ UNIBANCO HOLDING and Corp Group and certain of its affiliates. As a consequence, ITAÚ UNIBANCO HOLDING’s ownership in Itaú CorpBanca increased from approximately 33.58% to 35.71%, without altering its current governance.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	66

This transaction was implemented by means of the acquisition of 100% of the capital stock of a company named CGB II SpA, which is the current holder of the shares. All the required regulatory approvals have been obtained on October of 2016.

The acquisitions did not have accounting effects on the net income of ITAÚ UNIBANCO HOLDING on initial recognition.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede) entered into a share purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A. (MaxiPago), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	15
(-) Fair value of identified assets and liabilities	(4)
(=) Goodwill	11

In the second semester of 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Rede, increasead the capital of MaxiPago by 21.98 and acquired additional interest ownership of 3.02%, for the amount of R$ 2, and now holds 100% of MaxiPago’s capital stock.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	67

Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	12/31/2016	12/31/2015
Cash and deposits on demand	18,542	18,544
Interbank deposits	13,358	22,022
Securities purchased under agreements to resell	64,219	51,083
Total	96,119	91,649

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 9,334 (R$ 8,503 at 12/31/2015) and R$ 200,832 (R$ 203,321 at 12/31/2015), respectively.

Note 5 - Central Bank compulsory deposits

	12/31/2016	12/31/2015
Non-interest bearing deposits	3,002	3,790
Interest-bearing deposits	82,698	62,766
Total	85,700	66,556

Note 6 - Interbank deposits and securities purchased under agreements to resell

	12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non-current	Total
Interbank deposits	21,503	1,189	22,692	29,769	756	30,525
Securities purchased under agreements to resell (*)	264,740	311	265,051	254,404	-	254,404
Total	286,243	1,500	287,743	284,173	756	284,929

(*) The amounts of R$ 4,329 (R$ 9,461 at 12/31/2015) are pledged in guarantee of operations on BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and Central Bank and the amounts of R$ 178,070 (R$ 152,551 at 12/31/2015) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4d.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	68

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2016			12/31/2015
		Accumulated gain /			Accumulated gain /
		(loss) reflected in			(loss) reflected in
	Cost	Income	Fair value	Cost	income	Fair value
Investment funds	1,170	3	1,173	1,110	(59)	1,051
Brazilian government securities (1a)	159,602	422	160,024	117,848	(795)	117,053
Brazilian external debt bonds (1b)	5,275	50	5,325	4,672	(241)	4,431
Government securities – abroad (1c)	3,714	21	3,735	1,140	9	1,149
Argentina	634	17	651	682	14	696
Chile	126	1	127	36	-	36
Colombia	2,666	3	2,669	77	(5)	72
United States	78	-	78	132	-	132
Mexico	6	-	6	3	-	3
Paraguay	88	-	88	68	-	68
Uruguay	32	-	32	40	-	40
Other	84	-	84	102	-	102
Corporate securities (1d)	34,425	(34)	34,391	40,659	(32)	40,627
Shares	2,598	(107)	2,491	2,231	(70)	2,161
Bank deposit certificates	1,824	-	1,824	2,583	-	2,583
Debentures	3,129	61	3,190	4,460	62	4,522
Eurobonds and other	654	8	662	1,015	(24)	991
Financial credit bills	25,893	-	25,893	30,367	-	30,367
Other	327	4	331	3	-	3
Total (2)	204,186	462	204,648	165,429	(1,118)	164,311

(1)	Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 7,696 (R$ 7,384 at 12/31/2015), b) R$ 4,045 (R$ 3,541 at 12/31/2015), c) 1,183 (R$ 68 at 12/31/2015) and d) R$ 26 (R$ 15 at 12/31/2015), totaling R$ 12,950 (R$ 11,008 at 12/31/2015).
(2)	In the period, there was no reclassification of held for trading financial assets to other categories of financial assets.

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The cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2016		12/31/2015
	Cost	Fair value	Cost	Fair value
Current	34,302	34,206	36,045	35,934
Non-stated maturity	3,356	3,206	3,341	3,212
Up to one year	30,946	31,000	32,704	32,722
Non-current	169,884	170,442	129,384	128,377
From one to five years	117,748	118,050	57,923	57,700
From five to ten years	42,135	42,284	66,148	65,437
After ten years	10,001	10,108	5,313	5,240
Total	204,186	204,648	165,429	164,311

Financial assets held for trading include assets with a fair value of R$ 142,081 (R$ 117,128 at 12/31/2015) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2016
		Accumulated gain / (loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	1,183	8	1,191
Total	1,183	8	1,191

	12/31/2015
		Accumulated gain/(loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	493	13	506
Government securities – abroad	143	(7)	136
Total	636	6	642

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2016		12/31/2015
	Cost	Fair value	Cost	Fair value
Current	1,183	1,191	-	-
Up to one year	1,183	1,191	-	-
Non-current	-	-	636	642
From one to five years	-	-	636	642

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Note 8 – Derivatives

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,246 (R$ 7,757 at 12/31/2015) and was basically comprised of government securities.

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The following table shows the composition of derivatives by index:

		Balance sheet account	Adjustment to market
	Off-balance sheet	receivable / (received)	value (in results /
	notional amount	(payable) paid	stockholders' equity)	Fair value
	12/31/2016	12/31/2016	12/31/2016	12/31/2016
Futures contracts	666,927	61	66	127
Purchase commitments	200,752	(237)	86	(151)
Commodities	147	-	-	-
Indices	47,295	(213)	3	(210)
Interbank market	109,649	1	-	1
Foreign currency	31,141	(25)	83	58
Securities	12,520	-	-	-
Commitments to sell	466,175	298	(20)	278
Commodities	284	-	-	-
Indices	169,930	306	(1)	305
Interbank market	213,991	(11)	1	(10)
Foreign currency	70,719	3	(22)	(19)
Fixed rate	941	-	2	2
Securities	10,275	-	-	-
Other	35	-	-	-
Swap contracts		(4,446)	1,767	(2,679)
Asset position	471,221	6,602	3,940	10,542
Commodities	5	-	-	-
Indices	196,505	794	456	1,250
Interbank market	47,210	1,897	7	1,904
Foreign currency	13,582	1,136	(1)	1,135
Floating rate	38,262	(21)	1,471	1,450
Fixed rate	175,609	2,795	2,007	4,802
Securities	12	-	-	-
Other	36	1	-	1
Liability position	475,667	(11,048)	(2,173)	(13,221)
Commodities	131	-	-	-
Indices	147,560	(2,729)	(2,115)	(4,844)
Interbank market	36,554	(328)	(68)	(396)
Foreign currency	21,156	(915)	17	(898)
Floating rate	36,438	(140)	(1,204)	(1,344)
Fixed rate	233,780	(6,926)	1,195	(5,731)
Securities	20	(10)	2	(8)
Other	28	-	-	-
Option contracts	583,527	(2,108)	2,348	240
Purchase commitments – long position	163,069	1,490	(625)	865
Commodities	404	16	1	17
Indices	99,978	111	(8)	103
Interbank market	1,247	1	20	21
Foreign currency	45,106	1,205	(835)	370
Fixed rate	11	-	-	-
Securities	16,254	150	187	337
Other	69	7	10	17
Commitments to sell – long position	142,234	1,713	2,214	3,927
Commodities	162	4	5	9
Indices	92,088	106	(9)	97
Interbank market	7,533	6	(2)	4
Foreign currency	33,078	1,348	2,101	3,449
Fixed rate	145	6	(3)	3
Securities	9,211	243	122	365
Other	17	-	-	-
Purchase commitments – short position	129,392	(2,674)	1,721	(953)
Commodities	239	(3)	(8)	(11)
Indices	83,283	(161)	29	(132)
Interbank market	95	-	-	-
Foreign currency	39,900	(2,447)	1,875	(572)
Fixed rate	94	(1)	-	(1)
Securities	5,599	(54)	(166)	(220)
Other	182	(8)	(9)	(17)
Commitments to sell – short position	148,832	(2,637)	(962)	(3,599)
Commodities	268	(17)	(3)	(20)
Indices	104,268	(137)	51	(86)
Interbank market	3,438	(10)	2	(8)
Foreign currency	34,132	(2,258)	(884)	(3,142)
Fixed rate	28	(1)	-	(1)
Securities	6,681	(214)	(128)	(342)
Other	17	-	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	72

			Adjustment to
		Balance sheet	market value (in
		account receivable	results /
	Off-balance sheet	/ (received)	stockholders'
	notional amount	(payable) paid	equity)	Fair value
	12/31/2016	12/31/2016	12/31/2016	12/31/2016
Forward operations (onshore)	13,429	1,446	(5)	1,441
Purchases receivable	1,186	1,240	(5)	1,235
Floating rate	546	545	1	546
Fixed rate	395	450	-	450
Securities	245	245	(6)	239
Purchases payable	-	(971)	-	(971)
Floating rate	-	(545)	-	(545)
Fixed rate	-	(421)	-	(421)
Securities	-	(5)	-	(5)
Sales receivable	8,139	3,734	2	3,736
Interbank market	4,396	8	-	8
Floating rate	300	300	-	300
Fixed rate	2,250	2,257	-	2,257
Securities	1,193	1,169	2	1,171
Sales deliverable	4,104	(2,557)	(2)	(2,559)
Interbank market	4,104	-	(2)	(2)
Floating rate	-	(300)	-	(300)
Fixed rate	-	(2,257)	-	(2,257)
Credit derivatives	12,100	-	34	34
Asset position	5,306	190	(9)	181
Foreign currency	3,876	188	(56)	132
Fixed rate	114	-	2	2
Securities	1,161	2	41	43
Other	155	-	4	4
Liability position	6,794	(190)	43	(147)
Foreign currency	5,487	(189)	70	(119)
Fixed rate	33	(1)	-	(1)
Securities	974	-	(21)	(21)
Other	300	-	(6)	(6)
Forwards operations (offshore)	250,775	472	162	634
Asset position	134,049	3,283	176	3,459
Commodities	206	18	1	19
Indices	148	9	-	9
Foreign currency	133,693	3,256	175	3,431
Securities	2	-	-	-
Liability position	116,726	(2,811)	(14)	(2,825)
Commodities	244	(27)	2	(25)
Indices	27	-	-	-
Foreign currency	116,437	(2,784)	(16)	(2,800)
Securities	18	-	-	-
Check of swap	1,493	(326)	61	(265)
Asset position - Foreign currency	923	18	70	88
Liability position - Interbank market	570	(344)	(9)	(353)
Other derivative financial instruments	4,217	45	(44)	1
Asset position	2,569	48	23	71
Foreign currency	148	(3)	8	5
Fixed rate	1,174	48	(5)	43
Securities	940	3	14	17
Other	307	-	6	6
Liability position	1,648	(3)	(67)	(70)
Commodities	2	-	-	-
Foreign currency	84	-	(32)	(32)
Fixed rate	81	(1)	(1)	(2)
Securities	1,317	(2)	(30)	(32)
Other	164	-	(4)	(4)
	Asset	18,379	5,852	24,231
	Liability	(23,235)	(1,463)	(24,698)
	Total	(4,856)	4,389	(467)

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2016
Futures contracts	184,309	221,487	50,749	210,382	666,927
Swaps contracts - difference payable	17,588	67,405	50,000	329,626	464,619
Options	191,242	191,998	175,220	25,067	583,527
Forwards (onshore)	9,197	4,230	2	-	13,429
Credit derivatives	-	1,233	1,098	9,769	12,100
Forwards (offshore)	63,764	124,695	42,700	19,616	250,775
Check of swap	-	180	913	400	1,493
Other derivative financial instruments	32	579	418	3,188	4,217

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	73

The following table shows the composition of derivatives by index:

		Balance sheet account	Adjustment to market
	Off-balance sheet	receivable / (received)	value (in results /
	notional amount	(payable) paid	stockholders' equity)	Fair value
	12/31/2015	12/31/2015	12/31/2015	12/31/2015
Futures contracts	589,451	(71)	600	529
Purchase commitments	189,037	702	624	1,326
Commodities	316	-	-	-
Indices	60,485	702	(6)	696
Interbank market	88,411	(40)	1	(39)
Foreign currency	34,228	40	629	669
Securities	5,508	-	-	-
Other	89	-	-	-
Commitments to sell	400,414	(773)	(24)	(797)
Commodities	158	-	-	-
Indices	73,466	(754)	8	(746)
Interbank market	190,855	60	-	60
Foreign currency	129,357	(79)	(32)	(111)
Securities	6,260	-	-	-
Other	318	-	-	-
Swap contracts		(8,848)	1,664	(7,184)
Asset position	327,834	4,764	4,383	9,147
Commodities	4	-	-	-
Indices	134,426	(18)	1,050	1,032
Interbank market	60,888	426	818	1,244
Foreign currency	14,668	3,068	1,234	4,302
Floating rate	11,491	377	143	520
Fixed rate	106,316	911	1,138	2,049
Securities	25	-	-	-
Other	16	-	-	-
Liability position	336,682	(13,612)	(2,719)	(16,331)
Commodities	15	-	-	-
Indices	100,826	(2,316)	(311)	(2,627)
Interbank market	37,889	(233)	(1,167)	(1,400)
Foreign currency	33,944	(6,084)	(756)	(6,840)
Floating rate	11,195	(155)	(560)	(715)
Fixed rate	152,593	(4,795)	70	(4,725)
Securities	64	(29)	5	(24)
Other	156	-	-	-
Option contracts	285,405	136	(336)	(200)
Purchase commitments – long position	61,880	2,288	1,661	3,949
Commodities	481	25	(11)	14
Indices	5,505	66	(25)	41
Interbank market	5,116	15	6	21
Foreign currency	44,802	2,073	1,474	3,547
Fixed rate	6	-	-	-
Securities	5,872	101	208	309
Other	98	8	9	17
Commitments to sell – long position	85,099	1,481	153	1,634
Commodities	159	9	12	21
Indices	27,824	133	16	149
Interbank market	12,347	16	(16)	-
Foreign currency	36,526	1,024	(557)	467
Fixed rate	179	8	(1)	7
Securities	8,015	291	698	989
Other	49	-	1	1
Purchase commitments – short position	58,929	(2,020)	(2,141)	(4,161)
Commodities	249	(6)	-	(6)
Indices	5,418	(66)	21	(45)
Interbank market	5,146	(21)	(30)	(51)
Foreign currency	42,750	(1,864)	(1,902)	(3,766)
Fixed rate	112	-	-	-
Securities	5,156	(55)	(221)	(276)
Other	98	(8)	(9)	(17)
Commitments to sell – short position	79,497	(1,613)	(9)	(1,622)
Commodities	290	(22)	(39)	(61)
Indices	30,277	(158)	(23)	(181)
Interbank market	7,694	(10)	10	-
Foreign currency	33,751	(1,147)	740	(407)
Fixed rate	22	(1)	-	(1)
Securities	7,414	(275)	(696)	(971)
Other	49	-	(1)	(1)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	74

			Adjustment to
		Balance sheet	market value (in
		account receivable	results /
	Off-balance sheet	/ (received)	stockholders'
	notional amount	(payable) paid	equity)	Fair value
	12/31/2015	12/31/2015	12/31/2015	12/31/2015
Forwards operations (onshore)	40,227	2,253	80	2,333
Purchases receivable	516	636	-	636
Foreign currency	-	1	-	1
Floating rate	354	353	-	353
Fixed rate	154	273	-	273
Securities	8	9	-	9
Purchases payable	-	(508)	-	(508)
Floating rate	-	(353)	-	(353)
Fixed rate	-	(154)	-	(154)
Securities	-	(1)	-	(1)
Sales receivable	23,208	2,448	82	2,530
Interbank market	20,697	-	73	73
Floating rate	164	164	-	164
Fixed rate	153	157	-	157
Securities	2,194	2,127	9	2,136
Sales deliverable	16,503	(323)	(2)	(325)
Interbank market	16,503	-	(3)	(3)
Foreign currency	-	(2)	-	(2)
Floating rate	-	(164)	1	(163)
Fixed rate	-	(157)	-	(157)
Credit derivatives	12,662	58	(319)	(261)
Asset position	4,605	353	261	614
Foreign currency	3,625	353	212	565
Securities	788	-	45	45
Other	192	-	4	4
Liability position	8,057	(295)	(580)	(875)
Foreign currency	4,360	(290)	(267)	(557)
Fixed rate	547	(6)	(3)	(9)
Securities	2,763	1	(275)	(274)
Other	387	-	(35)	(35)
Forwards operations (offshore)	148,477	203	85	288
Asset position	71,227	3,285	145	3,430
Commodities	419	47	-	47
Indices	22	1	-	1
Foreign currency	70,786	3,237	145	3,382
Liability position	77,250	(3,082)	(60)	(3,142)
Commodities	152	(13)	2	(11)
Indices	77	(3)	-	(3)
Foreign currency	77,020	(3,066)	(62)	(3,128)
Securities	1	-	-	-
Check of swap	1,676	(330)	140	(190)
Asset position - Foreign currency	1,106	199	156	355
Liability position - Interbank market	570	(529)	(16)	(545)
Other derivative financial instruments	16,651	117	252	369
Asset position	15,508	2,964	967	3,931
Foreign currency	10,468	2,883	588	3,471
Fixed rate	1,464	71	63	134
Securities	3,113	10	279	289
Other	463	-	37	37
Liability position	1,143	(2,847)	(715)	(3,562)
Foreign currency	283	(2,847)	(687)	(3,534)
Securities	743	-	(25)	(25)
Other	117	-	(3)	(3)
	Asset	18,347	8,408	26,755
	Liability	(24,829)	(6,242)	(31,071)
	Total	(6,482)	2,166	(4,316)

Derivative contracts mature as follows (in days):
Off-balance sheet - notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2015
Futures contracts	152,087	138,545	74,365	224,454	589,451
Swaps contracts - difference payable	10,654	39,702	46,157	226,557	323,070
Options	93,587	123,391	40,860	27,567	285,405
Forwards (onshore)	6,591	22,349	10,118	1,169	40,227
Credit derivatives	-	1,436	428	10,798	12,662
Forwards (offshore)	43,651	70,688	23,365	10,773	148,477
Check of swap	-	-	-	1,676	1,676
Other derivative financial instruments	1,550	3,254	502	11,345	16,651

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	75

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2016
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	days	days	days	days	days

Assets
Futures contracts	127	0.5	85	51	13	(18)	(6)	2
BM&FBOVESPA	128	0.5	85	52	13	(18)	(6)	2
Financial institutions	(1)	0.0	-	(1)	-	-	-	-
Swaps – difference receivable	10,542	43.5	828	723	585	659	1,497	6,250
BM&FBOVESPA	1,417	5.8	178	156	218	58	206	601
Companies	4,585	18.9	322	354	227	390	764	2,528
Financial institutions	4,256	17.6	319	197	122	196	447	2,975
Individuals	284	1.2	9	16	18	15	80	146
Option premiums	4,792	19.7	354	582	759	1,540	1,397	160
BM&FBOVESPA	1,679	6.9	144	209	182	1,075	41	28
Companies	507	2.1	23	19	88	134	188	55
Financial institutions	2,603	10.7	187	354	488	329	1,168	77
Individuals	3	0.0	-	-	1	2	-	-
Forwards (onshore)	4,971	20.6	3,947	735	287	2	-	-
BM&FBOVESPA	1,418	5.9	427	703	286	2	-	-
Companies	2,783	11.5	2,750	32	1	-	-	-
Financial institutions	770	3.2	770	-	-	-	-	-
Credit derivatives - financial Institutions	181	0.7	-	-	3	5	13	160
Forwards (offshore)	3,459	14.3	601	1,252	444	579	245	338
BM&FBOVESPA	305	1.3	82	123	56	44	-	-
Companies	1,243	5.1	185	344	216	231	200	67
Financial institutions	1,908	7.9	333	783	172	304	45	271
Individuals	3	0.0	1	2	-	-	-	-
Check of swap - Companies	88	0.4	-	-	35	53	-	-
Other	71	0.3	-	-	1	6	13	51
Companies	29	0.1	-	-	-	5	8	16
Financial institutions	42	0.2	-	-	1	1	5	35
Total (*)	24,231	100.0	5,815	3,343	2,127	2,826	3,159	6,961
% per maturity term			24.0	13.8	8.8	11.7	13.0	28.7

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 14,111 refers to current and R$ 10,120 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	76

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2015
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	days	days	days	days	days
Assets
Futures - BM&FBOVESPA	529	2.0	639	(155)	(18)	(49)	76	36
Swaps – difference receivable	9,147	34.2	666	224	403	1,513	1,935	4,406
BM&FBOVESPA	662	2.5	17	13	25	104	126	377
Companies	5,127	19.1	627	29	46	1,037	838	2,550
Financial institutions	2,826	10.6	21	177	325	329	657	1,317
Individuals	532	2.0	1	5	7	43	314	162
Option premiums	5,583	20.8	2,413	676	609	715	692	478
BM&FBOVESPA	2,597	9.7	2,074	228	140	113	31	11
Companies	1,278	4.8	118	147	131	194	412	276
Financial institutions	1,697	6.3	221	300	337	399	249	191
Individuals	11	0.0	-	1	1	9	-	-
Forwards (onshore)	3,166	11.9	1,204	1,417	538	6	1	-
BM&FBOVESPA	2,218	8.3	368	1,313	530	6	1	-
Companies	530	2.0	418	104	8	-	-	-
Financial institutions	418	1.6	418	-	-	-	-	-
Credit derivatives - financial institutions	614	2.3	-	-	2	2	26	584
Forwards (offshore)	3,430	12.8	1,030	794	526	434	233	413
BM&FBOVESPA	47	0.2	3	19	7	18	-	-
Companies	1,453	5.4	177	327	288	294	135	232
Financial institutions	1,927	7.2	850	447	230	121	98	181
Individuals	3	0.0	-	1	1	1	-	-
Check of swap - Companies	355	1.3	-	-	-	-	355	-
Other	3,931	14.7	88	1,269	867	32	112	1,563
Companies	415	1.6	3	13	14	14	74	297
Financial institutions	3,516	13.1	85	1,256	853	18	38	1,266
Total (*)	26,755	100.0	6,040	4,225	2,927	2,653	3,430	7,480
% per maturity term			22.6	15.8	10.9	9.9	12.8	28.0

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 15,845 refers to current and R$ 10,910 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	77

	12/31/2016
			0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720
	Fair value	%	days	days	days	days	days	days
Liabilities
Swaps – Difference payable	(13,221)	53.4	(461)	(228)	(742)	(732)	(2,352)	(8,706)
BM&FBOVESPA	(1,614)	6.5	(304)	(75)	(124)	(97)	(125)	(889)
Companies	(2,531)	10.2	(67)	(32)	(90)	(248)	(573)	(1,521)
Financial institutions	(4,106)	16.6	(79)	(103)	(128)	(311)	(554)	(2,931)
Individuals	(4,970)	20.1	(11)	(18)	(400)	(76)	(1,100)	(3,365)
Option premiums	(4,552)	18.5	(837)	(659)	(516)	(713)	(1,116)	(711)
BM&FBOVESPA	(1,437)	5.8	(524)	(216)	(201)	(455)	(30)	(11)
Companies	(631)	2.6	(48)	(28)	(103)	(170)	(200)	(82)
Financial institutions	(2,463)	10.0	(265)	(414)	(208)	(81)	(882)	(613)
Individuals	(21)	0.1	-	(1)	(4)	(7)	(4)	(5)
Forwards (onshore)	(3,530)	14.3	(3,530)	-	-	-	-	-
BM&FBOVESPA	(6)	0.0	(6)	-	-	-	-	-
Companies	(2,754)	11.2	(2,754)	-	-	-	-	-
Financial institutions	(770)	3.1	(770)	-	-	-	-	-
Credit derivatives - Financial institutions	(147)	0.6	-	-	-	(2)	(10)	(135)
Forwards (offshore)	(2,825)	11.5	(466)	(881)	(527)	(299)	(99)	(553)
BM&FBOVESPA	(259)	1.0	(102)	(76)	(41)	(40)	-	-
Companies	(648)	2.6	(166)	(158)	(124)	(129)	(37)	(34)
Financial institutions	(1,916)	7.9	(198)	(647)	(360)	(130)	(62)	(519)
Individuals	(2)	0.0	-	-	(2)	-	-	-
Check of swap - Companies	(353)	1.4	-	-	-	(214)	(139)	-
Other - Companies	(70)	0.3	-	(1)	(1)	(1)	(10)	(57)
Total (*)	(24,698)	100.0	(5,294)	(1,769)	(1,786)	(1,961)	(3,726)	(10,162)
% per maturity term			21.4	7.2	7.2	7.9	15.1	41.2

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (10,810) refers to current and R$ (13,888) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	78

	12/31/2015
				31 - 90	91 - 180	181 - 365	366 - 720	Over 720
	Fair value	%	0 - 30 days	days	days	days	days	days
Liabilities
Swaps – difference payable	(16,331)	52.6	(783)	(481)	(989)	(1,898)	(2,618)	(9,562)
BM&FBOVESPA	(1,107)	3.6	(9)	(10)	(35)	(145)	(340)	(568)
Companies	(5,912)	19.0	(703)	(422)	(279)	(953)	(1,339)	(2,216)
Financial institutions	(3,530)	11.4	(60)	(21)	(662)	(644)	(284)	(1,859)
Individuals	(5,782)	18.6	(11)	(28)	(13)	(156)	(655)	(4,919)
Option premiums	(5,783)	18.6	(1,460)	(1,285)	(895)	(845)	(805)	(493)
BM&FBOVESPA	(2,365)	7.6	(1,112)	(565)	(510)	(130)	(40)	(8)
Companies	(661)	2.1	(71)	(45)	(63)	(150)	(144)	(188)
Financial institutions	(2,748)	8.8	(277)	(674)	(321)	(560)	(620)	(296)
Individuals	(9)	0.1	-	(1)	(1)	(5)	(1)	(1)
Forwards (onshore)	(833)	2.6	(828)	(4)	(1)	-	-	-
BM&FBOVESPA	(5)	0.0	-	(4)	(1)	-	-	-
Companies	(411)	1.3	(411)	-	-	-	-	-
Financial institutions	(417)	1.3	(417)	-	-	-	-	-
Credit derivatives - Financial institutions	(875)	2.8	-	(9)	(9)	(5)	(105)	(747)
Forwards (offshore)	(3,142)	10.1	(692)	(727)	(785)	(581)	(233)	(124)
BM&FBOVESPA	(41)	0.1	(8)	(10)	(10)	(13)	-	-
Companies	(1,948)	6.3	(260)	(478)	(565)	(356)	(179)	(110)
Financial institutions	(1,151)	3.7	(424)	(238)	(210)	(211)	(54)	(14)
Individuals	(2)	0.0	-	(1)	-	(1)	-	-
Check of swap - Companies	(545)	1.8	-	-	-	-	(335)	(210)
Other	(3,562)	11.5	(87)	(1,267)	(857)	(19)	(8)	(1,324)
Companies	(817)	2.6	(1)	(3)	(6)	(4)	(8)	(795)
Financial institutions	(2,745)	8.9	(86)	(1,264)	(851)	(15)	-	(529)
Total (*)	(31,071)	100.0	(3,850)	(3,773)	(3,536)	(3,348)	(4,104)	(12,460)
% per maturity term			12.4	12.1	11.4	10.8	13.2	40.1

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (14,507) refers to current and R$ (16,564) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	79

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	12/31/2016
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	8,094	1,989	3,487	2,585	33
Total by instrument	8,094	1,989	3,487	2,585	33
By risk rating
Investment grade	8,094	1,989	3,487	2,585	33
Total by risk	8,094	1,989	3,487	2,585	33
By reference entity
Private entities	8,094	1,989	3,487	2,585	33
Total by entity	8,094	1,989	3,487	2,585	33

	12/31/2015
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	8,799	1,781	3,301	3,717	-
Total by instrument	8,799	1,781	3,301	3,717	-
By risk rating
Investment grade	8,799	1,781	3,301	3,717	-
Total by risk	8,799	1,781	3,301	3,717	-
By reference entity
Private entities	8,799	1,781	3,301	3,717	-
Total by entity	8,799	1,781	3,301	3,717	-

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	80

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	12/31/2016
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(8,094)	4,006	(4,088)
Total	(8,094)	4,006	(4,088)

	12/31/2015
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(8,799)	3,863	(4,936)
Total	(8,799)	3,863	(4,936)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	81

b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2016
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amounts not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	265,051	-	265,051	(334)	-	264,717
Derivatives	24,231	-	24,231	(4,039)	(540)	19,652

	12/31/2015
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amounts not offset in the statement of financial Position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	254,404	-	254,404	(2,569)	-	251,835
Derivatives	26,755	-	26,755	(8,150)	-	18,605

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2016
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amounts not offset in the statement of financial position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	349,164	-	349,164	(17,829)	-	331,335
Derivatives	24,698	-	24,698	(4,039)	-	20,659

	12/31/2015
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amounts not offset in the statement of financial position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	336,643	-	336,643	(22,158)	-	314,485
Derivatives	31,071	-	31,071	(8,150)	(24)	22,897

(1)	Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
(2)	Limited to amounts subject to enforceable master offset agreements and other such agreements.
(3)	Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	82

Note 9 – Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations.

a)	Cash flow hedge

To hedge the variation of future cash flows of interest payment and receipts and exposure to futures interest rate, ITAÚ UNIBANCO HOLDING uses futures contracts traded at BM&FBOVESPA and Chicago Stock Exchange, related to certain fixed assets and liabilities, denominated in Brazilian Reais and US Dollars, futures Euro-Dollar and interest rate swaps, related to redeemable preferred shares, denominated in US Dollars, issued by one of our subsidiaries, DDI Futures contracts, traded on BM&FBOVESPA, related to highly probable forecast transactions denominated in US Dollars and NDF (Non Deliverable Forward) and currency swap, contracts traded in the over-the-counter market, related to highly probable forecast transactions not accounted for.

Under a DI Futures contract, a net payment (receipt) is made for the difference between an amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under an interest rate swap, currency and futures Euro-Dollar, a net payment (receipt) is made for the difference between an amount computed multiplied by the LIBOR rate and an amount computed and multiplied by a fixed rate. In DDI Future contracts, NDF and Forwards, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and the contracted currency.

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of highly probable forecast transactions: Protecting the risk associated to variation in the amount of commitments, when measured in Brazilian Reais (parent company’s functional currency) arising from variations in foreign exchange rates.
•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.
•	Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*.
•	Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange.
•	Hedge of loan operations: variations in cash flows of interest receipts resulting from changes in the TPM* rate.
•	Hedge of asset-backed securities under repurchase agreements: changes in cash flows from interest received on changes in Selic (benchmark interest rate).

*UF – Chilean unit of account / TPM – Monetary policy rate

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

All hedge relationships were designated between 2008 and 2016. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily.
•	Hedge of redeemable preferred shares: interest paid/received every half year.
•	Hedge of highly probable forecast transactions: foreign exchange amount paid / received on future dates.
•	Hedge of Syndicated Loan: interest paid / received daily.
•	Hedge of asset transactions: interest paid / received monthly.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	83

•	Hedge of assets denominated in UF*: interest received monthly.
•	Hedge of funding: interest paid monthly.

•	Hedge of loan operations: interest received monthly.

Following we present gains (or losses) of the effective and ineffective of the strategies of cash flow hedge.

	12/31/2016		12/31/2015
Hedge instruments	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate futures	(2,051)	10	2,947	80
NDF	-	-	16	-
Interest rate swap	(27)	(2)	-	-
Total	(2,078)	8	2,963	80

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2015, part of the flow of these agreements was realized, and , accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

At 12/31/2016, the gain (loss) on cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 130 (R$ 452 at 12/31/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	84

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and Brazilian Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US Dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and 2012 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Following we present gains (or losses) of the effective and ineffective of the strategies of Hedge of net investment in foreign operations.

	12/31/2016		12/31/2015
Hedge instrument	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
DDI futures	(7,490)	(51)	(11,728)	(6)
Forward	683	(48)	669	44
NDF	2,312	(35)	2,801	76
Financial assets	43	2	46	-
Total	(4,452)	(132)	(8,212)	114

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

DDI Futures is a futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	85

c) Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities.

To hedge the market risk variation in the receipt and payment of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to prefixed assets and liabilities expressed in UF (Chilean Unit of Accounts - CLF), and Euros and US Dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved.
•	To hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

•	The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

Hedge relationships were designated between 2012 and 2016, and maturities of related swaps will occur between 2017 and 2030. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Following we present gains (or losses) of the effective and ineffective portions of the strategies of fair value hedge.

	12/31/2016		12/31/2015
Hedge instrument used	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate swap	(90)	(6)	(54)	(3)
Total	(90)	(6)	(54)	(3)

The effective and ineffective portion are recognized in the statement of income under net gain (loss) on investment securities and derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	86

The tables below present, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the carrying amount of the hedged item:

	12/31/2016			12/31/2015
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value adjustments	Carrying value	Notional amount	Fair value adjustments	Carrying value
Hedge of deposits and repurchase agreements	83,068	(8)	83,580	77,905	43	77,922
Hedge of syndicated loan	6,844	(46)	6,844	8,200	(90)	8,200
Hedge of highly probable forecast transactions	-	-	-	1,125	16	1,125
Hedge of net investment in foreign operations (*)	21,449	221	12,330	21,927	(427)	12,815
Hedge of loan operations (Cash flow)	1,121	15	1,121	-	-	-
Hedge of assets transactions	24,168	312	26,495	7,405	(263)	7,876
Hedge of assets denominated in UF	13,147	(20)	13,147	-	-	-
Hedge of funding (Cash flow)	4,273	(22)	4,273	-	-	-
Hedge of Asset-backed securities under repurchase agreements	2,546	24	2,524	-	-	-
Hedge of loan operations (Market risk)	2,692	(91)	2,692	4,346	59	4,346
Hedge of available-for-sale securities	472	(14)	472	-	-	-
Hedge of funding (Market risk)	8,659	9	8,659	781	-	781
Total	168,439	380	162,137	121,689	(662)	113,065

(*) Hedge instruments include the overhedge rate of 44.65% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	-	32,132	28,616	10,188	5,646	6,486	-	83,068
Hedge of syndicated loan	6,844	-	-	-	-	-	-	6,844
Hedge of highly probable forecast transactions	-	-	-	-	-	-	-	-
Hedge of assets transactions	4,627	13,719	4,890	-	932	-	-	24,168
Hedge of fixed rate loan operations (Cash flow)	123	-	-	24	141	833	-	1,121
Hedge of net investment in foreign operations (*)	21,449	-	-	-	-	-	-	21,449
Hedge of assets denominated in UF	8,940	2,598	1,558	-	51	-	-	13,147
Hedge of funding (Cash flow)	121	1,485	73	536	774	1,284	-	4,273
Hedge of loan operations (Market risk)	189	422	63	29	93	335	1,561	2,692
Hedge of available-for-sale securities	-	-	-	218	-	254	-	472
Hedge of funding (Market risk)	1,266	2,460	3,433	701	72	488	239	8,659
Hedge of Asset-backed securities under repurchase agreements	-	-	1,465	918	163	-	-	2,546
Total	43,559	52,816	40,098	12,614	7,872	9,680	1,800	168,439

(*) Classified as current, since instruments are frequently renewed.

	12/31/2015
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	13,324	28,185	25,779	6,460	1,402	2,755	-	77,905
Hedge of syndicated loan	-	8,200	-	-	-	-	-	8,200
Hedge of highly probable forecast transactions	1,125	-	-	-	-	-	-	1,125
Hedge of assets transactions	-	4,627	2,778	-	-	-	-	7,405
Hedge of fixed rate loan operations	339	276	474	898	88	447	1,824	4,346
Hedge of structured funding (Market risk)	781	-	-	-	-	-	-	781
Hedge of net investment in foreign operations (*)	21,927	-	-	-	-	-	-	21,927
Total	37,496	41,288	29,031	7,358	1,490	3,202	1,824	121,689

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	87

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost of available-for-sale financial assets are as follows:

	12/31/2016			12/31/2015
		Accumulated gain /			Accumulated gain /
		(loss) reflected in other			(loss) reflected in other
	Cost	comprehensive income	Fair value	Cost	comprehensive income	Fair value
Investment funds	42	-	42	218	-	218
Brazilian external debt bonds (1b)	14,465	(400)	14,065	19,843	(2,531)	17,312
Brazilian government securities (1a)	17,652	286	17,938	12,702	(906)	11,796
Government securities – abroad (1c)	14,488	(16)	14,472	9,942	(59)	9,883
Colombia	1,105	50	1,155	-	-	-
Chile	5,832	12	5,844	1,409	(2)	1,407
Korea	2,673	-	2,673	1,626	-	1,626
Denmark	819	-	819	2,548	-	2,548
Spain	923	-	923	1,060	-	1,060
United States	1,446	(19)	1,427	2,028	(6)	2,022
Netherlands	101	-	101	122	-	122
Paraguay	1,167	(56)	1,111	955	(43)	912
Uruguay	413	(2)	411	185	(7)	178
Other	9	(1)	8	9	(1)	8
Corporate securities (1d)	42,176	(416)	41,760	47,380	(544)	46,836
Shares	1,020	365	1,385	706	222	928
Rural product note	1,477	(52)	1,425	1,176	(46)	1,130
Bank deposit certificates	2,639	2	2,641	1,576	(3)	1,573
Securitized real estate loans	2,150	(55)	2,095	2,244	(207)	2,037
Debentures	21,863	(693)	21,170	23,153	(318)	22,835
Eurobonds and others	7,671	44	7,715	10,180	(68)	10,112
Financial bills	2,822	(6)	2,816	6,893	(47)	6,846
Promissory notes	2,191	(18)	2,173	1,060	(69)	991
Other	343	(3)	340	392	(8)	384
Total (2)	88,823	(546)	88,277	90,085	(4,040)	86,045

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 9,120 (R$ 1,755 at 12/31/2015), b) R$ 3,240 (R$ 14,135 at 12/31/2015), c) (R$ 8 at 12/31/2015) and d) R$ 5,075 (R$ 808 at 12/31/2015), totaling R$ 17,435 (R$ 16,706 at 12/31/2015);

(2) In the period, there was no reclassification of available-for-sale financial assets to other categories of financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	88

	12/31/2016		12/31/2015
	Cost	Fair value	Cost	Fair value
Current	23,516	23,636	22,754	22,923
Non-stated maturity	1,010	1,375	923	1,145
Up to one year	22,506	22,261	21,831	21,778
Non-current	65,307	64,641	67,331	63,122
From one to five years	39,149	38,969	35,739	35,098
From five to ten years	12,521	12,329	17,041	15,682
After ten years	13,637	13,343	14,551	12,342
Total	88,823	88,277	90,085	86,045

Note 11 - Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2016	12/31/2015
	Amortized cost	Amortized cost
Corporate securities	14,977	15,661
Brazilian external debt bonds (1b)	12,042	14,788
Brazilian government securities (1a)	12,937	11,721
Government securities – abroad	539	15
Total (2)	40,495	42,185

(1)	Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were a) (R$ 9,460 at 12/31/2015), b) R$ 11,778.
(2)	In the period, there was no reclassification of held-to maturity financial assets to other categories of financial assets.

The interest income related to held-to-maturity financial assets was R$ 3,788 (R$ 3,758 from 01/01 to 12/31/2015).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of Held-to-Maturity Financial assets by maturity is as follows:

	12/31/2016	12/31/2015
	Amortized cost	Amortized cost
Current	2,498	661
Up to one year	2,498	661
Non-current	37,997	41,524
From one to five years	19,376	14,500
From five to ten years	10,957	18,870
After ten years	7,664	8,154
Total	40,495	42,185

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	89

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	12/31/2016	12/31/2015
Individuals	183,147	187,220
Credit card	59,022	58,542
Personal loan	25,813	28,396
Payroll loans	44,636	45,434
Vehicles	15,434	20,058
Mortgage loans	38,242	34,790

Corporate	121,754	152,527

Small and medium businesses	58,935	66,038

Foreign loans - Latin America	126,530	68,463
Total loan operations and lease operations	490,366	474,248

Allowance for loan and lease losses	(26,972)	(26,844)

Total loan operations and lease operations, net of allowance for loan and lease losses	463,394	447,404

By maturity	12/31/2016	12/31/2015
Overdue as from 1 day	16,843	15,596
Falling due up to 3 months	130,313	128,389
Falling due more than 3 months but less than 1 year	112,923	111,083
Falling due after 1 year	230,287	219,180
Total loan operations and lease operations	490,366	474,248

By concentration	12/31/2016	12/31/2015
Largest debtor	3,543	4,615
10 largest debtors	21,609	27,173
20 largest debtors	32,720	40,831
50 largest debtors	52,992	63,797
100 largest debtors	72,441	85,167

The breakdown of the Loan and lease operations portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 2,017, R$ 1,882 and R$ 1,623 in interest and similar income as of 12/31/2016, 12/31/2015 and 12/31/2014 respectively, with the same impact on the allowance for loan and lease losses expenses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	90

b) Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2015	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2016

Individuals	14,717	(13,682)	13,224	14,259
Credit card	4,141	(4,905)	4,457	3,693
Personal loans	8,330	(6,745)	6,171	7,756
Payroll loans	1,319	(1,273)	2,062	2,108
Vehicles	874	(709)	479	644
Mortgage loans	53	(50)	55	58
Corporate	6,459	(4,985)	4,388	5,862
Small and medium businesses	4,809	(4,267)	4,201	4,743
Foreign loans - Latin America	859	(1,317)	2,566	2,108
Total	26,844	(24,251)	24,379	26,972

Composition of the carrying amount by class of assets	Opening balance 12/31/2014	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2015

Individuals	13,385	(11,235)	12,567	14,717
Credit card	3,740	(4,055)	4,456	4,141
Personal loans	7,024	(5,221)	6,527	8,330
Payroll loans	1,107	(622)	834	1,319
Vehicles	1,469	(1,294)	699	874
Mortgage loans	45	(43)	51	53
Corporate	3,114	(4,321)	7,666	6,459
Small and medium businesses	5,158	(3,981)	3,632	4,809
Foreign loans - Latin America	735	(528)	652	859
Total	22,392	(20,065)	24,517	26,844

Composition of the carrying amount by class of assets	Opening balance 12/31/2013	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2014

Individuals	13,853	(12,668)	12,200	13,385
Credit card	2,952	(3,784)	4,572	3,740
Personal loans	6,488	(5,150)	5,686	7,024
Payroll loans	1,133	(429)	403	1,107
Vehicles	3,245	(3,254)	1,478	1,469
Mortgage loans	35	(51)	61	45
Corporate	2,006	(672)	1,780	3,114
Small and medium businesses	5,854	(4,992)	4,296	5,158
Foreign loans - Latin America	522	(343)	556	735
Total	22,235	(18,675)	18,832	22,392

The composition of the allowance for loan and lease losses by customer sector is shown in the following table:

	12/31/2016	12/31/2015
Public sector	5	2
Industry and commerce	5,253	4,314
Services	5,237	6,001
Natural resources	872	922
Other sectors	19	18
Individuals	15,586	15,587
Total	26,972	26,844

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant or, in aggregate, for financial assets that are not individually significant (Note 2.4d X).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	91

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	12/31/2016						12/31/2015
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance

I – Individually evaluated

Corporate (*)	14,138	5,351	107,616	511	121,754	5,862	11,627	5,716	140,900	743	152,527	6,459

II- Collectively evaluated

Individuals	10,763	6,756	172,384	7,503	183,147	14,259	11,579	6,587	175,641	8,130	187,220	14,717
Credit card	3,512	2,150	55,510	1,543	59,022	3,693	4,072	2,436	54,470	1,705	58,542	4,141
Personal loans	4,837	3,302	20,976	4,454	25,813	7,756	5,049	3,442	23,347	4,888	28,396	8,330
Payroll loans	1,431	954	43,205	1,154	44,636	2,108	1,242	227	44,192	1,092	45,434	1,319
Vehicles	591	326	14,843	318	15,434	644	880	459	19,178	415	20,058	874
Mortgage loans	392	24	37,850	34	38,242	58	336	23	34,454	30	34,790	53

Small and medium businesses	3,646	2,523	55,289	2,220	58,935	4,743	3,276	2,357	62,762	2,452	66,038	4,809

Foreign loans - Latin America	1,770	727	124,760	1,381	126,530	2,108	675	313	67,788	546	68,463	859

Total	30,317	15,357	460,049	11,615	490,366	26,972	27,157	14,973	447,091	11,871	474,248	26,844

(*) As detailed in Note 2.4.d X, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

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c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	12/31/2016
	Minimum future	Future financial	Present
	payments	income	value
Current	3,572	(1,636)	1,936
Up to 1 year	3,572	(1,636)	1,936
Non-current	9,726	(2,955)	6,771
From 1 to 5 years	5,741	(2,778)	2,963
Over 5 years	3,985	(177)	3,808
Total	13,298	(4,591)	8,707

		12/31/2015
	Minimum future	Future financial	Present
	payments	income	value
Current	3,075	(794)	2,281
Up to 1 year	3,075	(794)	2,281
Non-current	3,402	(1,050)	2,352
From 1 to 5 years	3,172	(1,014)	2,158
Over 5 years	230	(36)	194
Total	6,477	(1,844)	4,633

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 254 (R$ 176 at 12/31/2015).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at December 31, 2016 and December 31, 2015:

	12/31/2016				12/31/2015
	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book	Fair	Book	Fair	Book	Fair	Book	Fair
Nature of operation	value	value	value	value	value	value	value	value
Companies – working capital	2,768	2,768	2,768	2,768	2,849	2,849	2,849	2,849
Companies - loan (2)	-	-	8	8	-	-	-	-
Individuals - vehicles (2)	-	-	4	4	-	-	-	-
Individuals – mortgage loan	3,061	2,960	3,055	2,944	2,806	2,763	2,805	2,752
Total	5,829	5,728	5,835	5,724	5,655	5,612	5,654	5,601

(1)	Under Interbank Market Debt.
(2)	Assignment of operations that had already been written down to losses

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Note 13 - Investments in associates and joint ventures

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest % at 12/31/2016		12/31/2016
	Total	Voting	Stockholders’ equity	Other Comprehensive Income	Net income	Investment	Equity in earnings	Market value (g)
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	4,251	26	293	2,587	241	2,644
BSF Holding S.A. (c)	49.00	49.00	2,067	(1)	396	1,687	194	-
IRB-Brasil Resseguros S.A. (a) (d)	15.01	15.01	3,230	(17)	745	478	109	-
Other (e)	-	-	-	-	-	114	13	-
Joint Ventures - Other (f)	-	-	-	-	-	207	(29)	-
Total	-	-	-	-	-	5,073	528	-

	Interest % at 12/31/2015		12/31/2015						12/31/2014
	Total	Voting	Stockholders’ equity	Other comprehensive income	Net income	Investment	Equity in earnings	Market value (g)	Equity in earnings
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,931	(26)	708	2,464	289	2,830	196
BSF Holding S.A.(c)	49.00	49.00	1,561	-	447	1,348	219	-	202
IRB-Brasil Resseguros S.A.(a) (d)	15.01	15.01	3,213	12	674	475	102	-	134
Other (e)	-	-	-	-	-	106	12	-	36
Joint Ventures - Other (f)						6	(2)		(3)
Total	-	-	-	-	-	4,399	620	-	565

(a)  For purpose of recording the participation in earnings, at 12/31/2016 the position at 11/30/2016 was used and at 12/31/2015 the position at 11/30/2015 was used, in accordance with IAS 27.

(b)  For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 762 at 12/31/2016 and R$ 776 at 12/31/2015 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c)  In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 582 to goodwill and R$ 92 to dividends provisioned not received on 12/31/2016.

(d)  Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.

(e)  At 12/31/2016, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (39.58% total and voting capital and 38,39% on 12/31/2015), Rias Redbanc S.A. (25% total and voting capital and 25% on 12/31/2015) and Tecnologia Bancária S.A. (24.91% total capital and voting capital and 24,91% on 12/31/2015).

(f)  At 12/31/2016, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital and 50% on 12/31/2015); Conectcar Soluções de Mobilidade Eletronica S.A.(50% capital total e votante) acquired at 01/29/2016 and includes income not arising from profit subsidiaries.

(g)  Disclosed only for public companies.

At 12/31/2016, ITAÚ UNIBANCO HOLDING receives / recognizes dividends and interest on capital of the unconsolidated companies being the main IRB - Brasil Resseguros S.A. in the amount of R$ 104 (R$ 73 at 12/31/2015 and R$ 46 on 12/31/2014), BSF Holding S.A in the amount of R$ 62 (R$ 58 at 12/31/2015) and Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 222 (R$ 240 at 12/31/2015 and R$ 336 on 12/31/2014).

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b)	Other information

The table below shows the summary of the aggregate financial information of the investees under the equity method of accounting.

	12/31/2016	12/31/2015	12/31/2014
Total Assets (*)	20,819	20,183	17,812
Total Liabilities (*)	11,272	11,477	9,917
Total Income (*)	14,868	22,083	6,907
Total Expenses (*)	(13,401)	(20,255)	(5,112)

(*) Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 14,313 (R$ 14,690 at 12/31/2015) related to assets, R$ 11,083 (R$ 11,477 at 12/31/2015) related to liabilities, R$ 14,142 (R$ 20,928 at 12/31/2015) related to income and of R$ (13,397) (R$ (20,254) at 12/31/2015) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lessee

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 26 (R$ 517 at 12/31/2015).

The table below shows the total future minimum payments:

	12/31/2016	12/31/2015
Current	26	491
Up to 1 year	26	491
Non-current	-	26
From 1 to 5 years	-	26
Total future minimum payments	26	517
(-) Future interest	-	-
Present value	26	517

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements.

The expenses related to operating lease agreements recognized under General and Administrative Expenses total R$ 1,145 from 01/01 to 12/31/2016 (R$ 1,102 from 01/01 to 12/31/2015 and R$ 1,018 from 01/01 to 12/31/2014).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	12/31/2016	12/31/2015
Current	1,336	1,267
Up to 1 year	1,336	1,267
Non-current	5,402	5,028
From 1 to 5 years	4,689	4,043
Over 5 years	713	985
Total future minimum payments	6,738	6,295

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	95

Note 15 - Fixed assets

		Real estate in use (2)		Other fixed assets (2) (3)
Fixed Assets (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2015	792	1,008	3,026	1,673	1,801	975	8,217	858	18,350
Acquisitions	341	57	70	137	47	309	246	223	1,430
Disposal	-	(4)	(13)	(56)	(15)	(8)	(449)	(6)	(551)
Exchange variation	(2)	(15)	(11)	(22)	(3)	(67)	151	3	34
Transfers	(738)	-	27	125	-	1	515	4	(66)
Other	(6)	1	-	-	71	(5)	(137)	(7)	(83)
Balance at 12/31/2016	387	1,047	3,099	1,857	1,901	1,205	8,543	1,075	19,114

Depreciation
Balance at 12/31/2015	-	-	(1,764)	(930)	(841)	(579)	(5,138)	(557)	(9,809)
Accumulated depreciation	-	-	(80)	(245)	(142)	(102)	(1,038)	(95)	(1,702)
Disposal	-	-	11	53	6	5	377	4	456
Exchange variation	-	-	(8)	8	9	(1)	(101)	(8)	(101)
Other	-	-	1	-	(18)	3	96	2	84
Balance at 12/31/2016	-	-	(1,840)	(1,114)	(986)	(674)	(5,804)	(654)	(11,072)

Impairment
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2016	387	1,047	1,259	743	915	531	2,739	421	8,042

(1)	The contractual commitments for purchase of the fixed assets totaled R$ 48, achievable by 2017 (Note 36 - Off balance sheet).
(2)	Includes the amount of R$ 4 related to attached real estate.
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

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		Real estate in use (2)		Other fixed assets (2) (3)
Fixed assets (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2014	2,277	1,011	2,220	1,468	1,116	916	7,419	773	17,200
Acquisitions	198	-	6	139	75	141	824	83	1,466
Disposal	-	(6)	(13)	(112)	182	(68)	(533)	(5)	(555)
Exchange variation	-	3	35	81	6	8	6	6	145
Transfers	(1,681)	-	777	63	422	-	419	-	-
Other	(2)	-	1	34	-	(22)	82	1	94
Balance at 12/31/2015	792	1,008	3,026	1,673	1,801	975	8,217	858	18,350

Depreciation
Balance at 12/31/2014	-	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)
Accumulated depreciation	-	-	(74)	(257)	(129)	(93)	(1,057)	(78)	(1,688)
Disposal	-	-	9	109	(183)	13	489	3	440
Exchange variation	-	-	(6)	(27)	(2)	1	(7)	(3)	(44)
Other	-	-	2	(1)	(8)	4	(25)	-	(28)
Balance at 12/31/2015	-	-	(1,764)	(930)	(841)	(579)	(5,138)	(557)	(9,809)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2015	792	1,008	1,262	743	960	396	3,079	301	8,541

(1)	The contractual commitments for purchase of the fixed assets totaled R$ 59, achievable by 2016 (Note 36 - Off balance sheet).
(2)	Includes the amount of R$ 4 related to attached real estate.
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

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		Real estate in use (2)		Other fixed assets
Fixed assets (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2013	948	1,019	2,236	1,283	1,043	925	6,279	725	14,458
Acquisitions	1,485	3	11	169	117	74	2,045	62	3,966
Disposal	-	(1)	(6)	(163)	(9)	(89)	(829)	(5)	(1,102)
Exchange variation	-	-	(7)	22	4	(12)	4	(11)	-
Transfers	(157)	-	-	157	-	-	-	-	-
Other	1	(10)	(14)	-	(39)	18	(80)	2	(122)
Balance at 12/31/2014	2,277	1,011	2,220	1,468	1,116	916	7,419	773	17,200

Depreciation
Balance at 12/31/2013	-	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)
Accumulated depreciation	-	-	(58)	(247)	(85)	(79)	(1,098)	(74)	(1,641)
Disposal	-	-	3	162	2	60	768	4	999
Exchange variation	-	-	-	1	2	12	(13)	-	2
Other	-	-	11	(3)	1	(10)	35	2	36
Balance at 12/31/2014	-	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)

Impairment
Balance at 12/31/2013	-	-	-	-	-	(9)	-	-	(9)
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	9	-	-	9
Balance at 12/31/2014	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2014	2,274	1,011	525	714	597	415	2,881	294	8,711

(1)	The contractual commitments for purchase of the fixed assets totaled R$ 67, achievable by 2016 (Note 36 - Off balance sheet).
(2)	Includes the amount of R$ 4 related to attached real estate.
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

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Note 16 - Intangible assets

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 a 20%

Cost
Balance at 12/31/2015	1,005	1,409	2,362	3,311	960	9,047
Acquisitions	342	719	1,293	215	277	2,846
Terminated agreements/ write off	(308)	(73)	(3)	(1)	-	(385)
Exchange variation	-	(12)	120	-	(130)	(22)
Other	7	(295)	68	-	(29)	(249)
Balance at 12/31/2016	1,046	1,748	3,840	3,525	1,078	11,237

Amortization (2)
Balance at 12/31/2015	(600)	(330)	(1,190)	(252)	(342)	(2,714)
Amortization expense	(261)	(263)	(429)	(280)	(298)	(1,531)
Terminated agreements/ write off	306	67	1	-	-	374
Exchange variation	-	84	(107)	-	110	87
Other	-	66	24	-	246	336
Balance at 12/31/2016	(555)	(376)	(1,701)	(532)	(284)	(3,448)

Impairment (3)
Balance at 12/31/2015	(18)	(2)	-	(18)	-	(38)
Additions / assumptions	(1)	-	(57)	(317)	-	(375)
Write off	-	2	3	-	-	5
Balance at 12/31/2016	(19)	-	(54)	(335)	-	(408)

Book value
Balance at 12/31/2016	472	1,372	2,085	2,658	794	7,381

(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 262, achievable by 2017 (Note 36 - Off balance sheet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4i.

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		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241
Acquisitions	109	39	410	489	15	1,062
Terminated agreements / write off	(169)	(195)	(134)	(14)	(4)	(516)
Exchange variation	-	-	109	-	185	294
Other	(2)	(17)	12	-	(27)	(34)
Balance at 12/31/2015	1,005	1,409	2,362	3,311	960	9,047

Amortization (2)
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)
Amortization expense	(213)	(144)	(358)	(138)	(287)	(1,140)
Terminated agreements / write off	169	144	134	-	-	447
Exchange variation	-	-	(51)	-	(150)	(201)
Other	-	7	3	(1)	244	253
Balance at 12/31/2015	(600)	(330)	(1,190)	(252)	(342)	(2,714)

Impairment (3)
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)
Additions / assumptions	-	-	-	(4)	-	(4)
Reversals	-	-	-	-	-	-
Balance at 12/31/2015	(18)	(2)	-	(18)	-	(38)

Book value
Balance at 12/31/2015	387	1,077	1,172	3,041	618	6,295

(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 281, achievable by 2016 (Note 36 - Off balance sheet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4i.

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		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906
Acquisitions	109	36	393	651	10	1,199
Terminated agreements / write off	(214)	(104)	(201)	(10)	(300)	(829)
Exchange variation	-	(2)	(23)	-	43	18
Other	7	(36)	(43)	-	19	(53)
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241

Amortization (2)
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)
Amortization expense	(225)	(157)	(324)	(66)	(131)	(903)
Terminated agreements / write off	204	81	201	-	119	605
Exchange variation	-	-	10	-	(34)	(24)
Other	-	(5)	63	-	249	307
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)

Impairment (3)
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)
Additions / assumptions	-	-	-	(8)	-	(8)
Reversals	-	25	-	-	-	25
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)

Book value
Balance at 12/31/2014	493	1,243	1,047	2,709	642	6,134

(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 508, achievable by 2016 (Note 36 - Off balance sheet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4i.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	101

Note 17 - Deposits

The table below shows the breakdown of deposits:

	12/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total

Interest-bearing deposits	187,882	80,399	268,281	171,527	59,991	231,518
Time deposits	75,913	80,361	156,274	45,994	59,256	105,250
Interbank deposits	3,719	38	3,757	14,214	735	14,949
Savings deposits	108,250	-	108,250	111,319	-	111,319
Non-interest bearing deposits	61,133	-	61,133	61,092	-	61,092
Demand deposits	61,133	-	61,133	61,092	-	61,092
Total	249,015	80,399	329,414	232,619	59,991	292,610

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	12/31/2016	12/31/2015
Structured notes
Shares	49	57
Debt securities	470	355
Total	519	412

The effect of the changes in credit risk of these instruments is not significant at 12/31/2016 and 12/31/2015.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	12/31/2016	12/31/2015
	Cost / Fair value	Cost / Fair value
Current - up to one year	134	34
Non-current	385	378
From one to five years	295	364
From five to ten years	52	5
After ten years	38	9
Total	519	412

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	102

Note 19 – Securities sold under repurchase agreements and interbank and institutional market debts

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

		12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
Securities sold under repurchase agreements	234,569	114,595	349,164	181,198	155,445	336,643
Transactions backed by own financial assets (*)	101,400	114,595	215,995	64,955	155,445	220,400
Transactions backed by third party financial assets	133,169	-	133,169	116,243	-	116,243
Interbank market debt	75,352	60,131	135,483	80,547	76,339	156,886
Mortgage notes	-	-	-	31	108	139
Real estate credit bills	12,830	6,349	19,179	12,441	2,011	14,452
Agribusiness credit bills	9,158	6,284	15,442	6,695	7,080	13,775
Financial credit bills	5,976	13,590	19,566	3,860	14,636	18,496
Import and export financing	38,123	7,510	45,633	45,633	19,933	65,566
On-lending - domestic	9,205	20,623	29,828	11,884	26,920	38,804
Liabilities from transactions related to credit
assignments (Note 12d)	60	5,775	5,835	3	5,651	5,654

(*) It includes R$ 132,149 (R$ 152,215 at 12/31/2015) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements(*)	8,5% of CDI to 17.36%	0.63% to 1.85%
Mortgage notes	-	2.5% to 8%
Real estate credit bills	83% to 100% of CDI	-
Financial credit bills	IGPM to 113%	-
Agribusiness credit bills	83% to 98% of CDI	-
Import and export financing	1.1% to 6.0%	0.4% to 9.5%
On-lending - domestic	2.5% to 14.5%	-
Liabilities from transactions related to credit assignments	6.38% to 13.17%	-

(*)	Note 2,4d presents the operations comprising Deposits received under securities repurchased agreements.Final repurchase dates are set until December 2032.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt (1)	11,056	46,364	57,420	10,209	55,576	65,785
Foreign borrowing through securities	5,947	27,636	33,583	4,757	19,431	24,188
Structured Operations Certificates (2)	2,050	3,186	5,236	893	3,052	3,945
Total	19,053	77,186	96,239	15,859	78,059	93,918

(1) At 12/31/2016, the amount of R$ 51,875 (R$ 64,861 at 12/31/2015) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2) As at December 31, 2016, the market value of the funding from Structured Operations Certificates issued is R$ 5,816.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 1% to IGPM + 7.6%	3.5% to 10.79%
Foreign borrowing through securities	0.89% to 12.73%	0.63% to 25.04%
Structured Operations Certificates	IPA + 3.28% to 16.54%	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	103

Note 20 - Other assets and liabilities

a)	Other assets

	12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	41,648	12,269	53,917	41,546	11,960	53,506
Receivables from credit card issuers	26,124	-	26,124	25,191	-	25,191
Insurance and reinsurance operations	1,306	14	1,320	1,367	-	1,367
Deposits in guarantee for contingent liabilities (Note 32)	2,118	11,144	13,262	2,131	10,502	12,633
Deposits in guarantee for foreign borrowing program	893	-	893	409	-	409
Negotiation and intermediation of securities	6,770	-	6,770	7,725	-	7,725
Receivables from reimbursement of contingent liabilities (Note 32c)	258	870	1,128	335	758	1,093
Receivables from services provided	2,510	-	2,510	2,333	149	2,482
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	7	234	241	-	551	551
Foreign exchange portfolio	-	-	-	444	-	444
Operations without credit granting characteristics	1,662	7	1,669	1,611	-	1,611
Non-financial	7,804	2,223	10,027	7,005	4,606	11,611
Prepaid expenses	2,101	687	2,788	2,196	1,012	3,208
Retirement plan assets (Notes 29c and d)	-	1,113	1,113	-	2,183	2,183
Sundry domestic	1,634	32	1,666	602	-	602
Premiums from loan operations	531	319	850	814	850	1,664
Sundry foreign	1,776	65	1,841	1,542	550	2,092
Other	1,762	7	1,769	1,851	11	1,862

(1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
Financial	71,798	34	71,832	68,478	237	68,715
Credit card operations	58,920	-	58,920	56,143	-	56,143
Foreign exchange portfolio	620	-	620	-	-	-
Negotiation and intermediation of securities	10,538	-	10,538	10,920	177	11,097
Finance leases (Note 14a)	26	-	26	491	26	517
Funds from consortia participants	84	-	84	45	-	45
Other	1,610	34	1,644	879	34	913
Non-financial	25,968	1,142	27,110	24,975	812	25,787
Collection and payment of taxes and contributions	297	-	297	239	-	239
Sundry creditors - domestic	2,488	117	2,605	1,681	75	1,756
Funds in transit	10,214	190	10,404	10,893	-	10,893
Provision for sundry payments	2,007	203	2,210	1,944	199	2,143
Social and statutory	5,541	35	5,576	5,110	-	5,110
Related to insurance operations	224	-	224	253	-	253
Liabilities for official agreements and rendering of payment services	864	-	864	808	-	808
Provision for retirement plan benefits (Note 29c and e)	201	548	749	-	491	491
Personnel provision	1,352	49	1,401	1,336	47	1,383
Provision for health insurance	742	-	742	716	-	716
Deferred income	1,975	-	1,975	1,909	-	1,909
Other	63	-	63	86	-	86

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	104

Note 21 – Stockholders’ equity

a)	Capital

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21,2016 and the process was approved by the Central Bank on September 23,2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders’ Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock, through the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 6,582,307,543 book-entry shares with no par value, of which 3,351,744,217 are common and 3,230,563,326 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 97,148 (85,148 at 12/31/2015), of which R$ 65,534 (58,284 at 12/31/2015) refers to stockholders domiciled in the country and R$ 31,614 (R$ 26,864 at 12/31/2015) refers to stockholders domiciled abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	12/31/2016
	Common	Number Preferred	Total	Amount
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016	304,704,019	293,687,575	598,391,594
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Treasury shares at 12/31/2015 (1)	2,795	162,562,650	162,565,445	(4,353)
Purchase of shares	-	30,640,000	30,640,000	(947)
Exercised options – granting of stock options	-	(19,931,626)	(19,931,626)	315
Disposals – stock option plan	-	(8,293,957)	(8,293,957)	433
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)	2,670
Bonus Shares - ESM of 09/14/2016	279	4,627,395	4,627,674	-
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882)
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007
Outstanding shares at 12/31/2015 (2)	3,351,741,143	3,161,744,411	6,513,485,554

	12/31/2015
	Common	Number Preferred	Total	Amount
Residents in Brazil at 12/31/2014	3,034,554,303	1,148,179,276	4,182,733,579
Residents abroad at 12/31/2014	12,485,895	1,888,696,475	1,901,182,370
Shares of capital stock at 12/31/2014	3,047,040,198	3,036,875,751	6,083,915,949
Bonus shares - ESM of 04/29/2015 – made effective on 06/25/2015	304,704,019	303,687,575	608,391,594
Shares of capital stock at 12/31/2015	3,351,744,217	3,340,563,326	6,692,307,543
Residents in Brazil at 12/31/2015	3,337,023,124	1,243,853,815	4,580,876,939
Residents abroad at 12/31/2015	14,721,093	2,096,709,511	2,111,430,604
Treasury shares at 12/31/2014 (1)	2,795	59,211,406	59,214,201	(1,328)
Purchase of shares	-	122,677,280	122,677,280	(3,324)
Exercised options - granting of stock options	-	(6,461,115)	(6,461,115)	4
Disposals – stock option plan	-	(5,877,161)	(5,877,161)	295
Bonus shares - ESM of 04/29/2015	279	9,268,505	9,268,784	-
Treasury shares at 12/31/2015 (1)	3,074	178,818,915	178,821,989	(4,353)
Outstanding shares at 12/31/2015 (2)	3,351,741,143	3,161,744,411	6,513,485,554
Outstanding shares at 12/31/2014 (2)	3,351,741,143	3,275,430,780	6,627,171,923

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares were adjusted to reflect the bonuses of 09/23/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	105

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share):

	01/01 to 12/31/2016
Cost / market value	Common	Preferred
Minimum	-	23.79
Weighted average	-	30.13
Maximum	-	36.05
Treasury shares
Average cost	6.59	27.04
Market value at 12/31/2016	30.00	33.85

	01/01 to 12/31/2015
Cost / market value	Common	Preferred
Minimum	-	24.96
Weighted average	-	28.80
Maximum	-	31.86
Treasury shares
Average cost	7.25	26.78
Market value at 12/31/2015	24.58	26.33

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	106

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Calculation of dividends and interest on capital

	12/31/2016	12/31/2015	12/31/2014
Statutory net income	18,853	21,084	17,392
Adjustments:
(-) Legal reserve	(943)	(1,054)	(870)
Dividend calculation basis	17,910	20,030	16,522
Mandatory dividend - 25%	4,478	5,007	4,130
Dividends and interest on capital – paid / provisioned for	10,000	7,305	6,635

Payments / provision for interest on capital and dividends

	12/31/2016
	Gross	WHT	Net
Paid / prepaid	3,355	(355)	3,000
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2016	987	-	987
Interest on capital - R$ 0.3990 per share paid on 08/25/2016	2,368	(355)	2,013

Declared until 12/31/2016 (recorded in other liabilities)	3,169	(461)	2,708
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2017	98	-	98
Interest on capital - R$ 0.4714 per share, credited on 12/30/2016, paid by 04/28/2017	3,071	(461)	2,610

Declared after 12/31/2016 (Recorded in Revenue Reserves - Dividends equalization)	5,050	(758)	4,292
Interest on capital - R$ 0.7754 per share	5,050	(758)	4,292

Total from 01/01 to 12/31/2016 - R$ 1.5789 net per share	11,574	(1,574)	10,000

	12/31/2015
	Gross	WHT	Net
Paid / prepaid	3,002	(311)	2,691
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2015	932	-	932
Interest on capital - R$ 0.3460 per share paid on 08/25/2015	2,070	(311)	1,759

Declared until 12/31/2015 (recorded in other liabilities)	2,502	(186)	2,316
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/04/2016	89	-	89
Dividends provision - R$ 0.1980 per share	1,173		1,173
Interest on capital - R$ 0.2090 per share, credited on 12/30/2015, paid by 04/30/2016	1,240	(186)	1,054

Declared after 12/31/2015 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	2,703	(405)	2,298
Interest on capital - R$ 0.4564 per share	2,703	(405)	2,298

Total from 01/01 to 12/31/2015 - R$ 1.2376 net per share	8,207	(902)	7,305

Payments / provision for interest on capital and dividends

	12/31/2014
	Gross	WHT	Net
Paid / prepaid	2,637	(267)	2,370
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2014	857	-	857
Interest on capital - R$ 0.3256 per share paid on 08/25/2014	1,780	(267)	1,513

Declared until 12/31/2014 (recorded in other liabilities)	1,760	-	1,760
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2015	82	-	82
Interest on capital - R$ 0.3063 per share	1,678	-	1,678

Declared after 12/31/2014 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	2,947	(442)	2,505
Interest on capital - R$ 0.5380 per share	2,947	(442)	2,505

Total from 01/01 to 12/31/2014 - R$ 1.2204 net per share	7,344	(709)	6,635

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	107

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

d)	Appropriated reserves

	12/31/2016	12/31/2015	12/31/2014
Capital reserves (1)	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1	1
Revenue reserves	3,158	9,782	7,925
Legal (2)	7,838	6,895	5,841
Statutory	1,132	9,461	7,775
Dividends equalization (3)	337	3,355	2,885
Working capital increase (4)	-	1,655	1,162
Increase in capital of investees (5)	795	4,451	3,728
Corporate reorganizations (Note 2.4 a III)	(10,862)	(9,277)	(8,638)
Unrealized profits (6)	5,050	2,703	2,947
Total reserves at parent company	3,443	10,067	8,210

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances on dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31 of each period.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	12/31/2016	12/31/2015	01/01 to 12/31/2016	01/01 to 12/31/2015
Itaú CorpBanca (Note 3)	10,117	-	119	-
Banco CorpBanca Colômbia S.A. (Note 3)	1,231	-	22	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	519	428	119	118
Banco Itaú Consignado S.A.	-	983	(20)	217
Luizacred S.A. Soc. Cred. Financiamento Investimento	275	282	51	62
Others	90	114	28	19
Total	12,232	1,807	319	416

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	108

Note 22 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

At the ESM of September 14, 2016 a capital increase with 10% share bonus was approved and ratified by BACEN on September 23, 2016. The new shares will be included in the share position on October 21, 2016. Therefore, for better comparability, the number of shares shown in this note consider the bonus shares.

From 01/01 to 12/31/2016, the accounting effect of the share-based payment in income was R$ (591) (R$ (734) from 01/01 to 12/31/2015 and R$ (441) from 01/01 to 12/31/2014)).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A., and to Redecard S.A. (“Rede”) stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	109

Summary of changes in the plan

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(127,798)	35.91
Exercised	(12,381,844)	26.92	35.15
Balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Range of exercise prices
Granting 2009-2010		25,66 - 41,69
Granting 2011-2012		30,45 - 40,72
Weighted average of the remaining contractual life (in years)	2.63

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2014	60,678,323	29.48
Options exercisable at the end of the period	31,759,519	29.23
Options outstanding but not exercisable	28,918,804	29.75
Options:
Granted	-	-
Canceled / Forfeited (*)	(9,968,681)	36.44
Exercised	(166,494)	22.11	31.24
Opening balance 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Range of exercise prices
Granting 2008-2009		23,95 - 36,62
Granting 2010-2012		21,71 - 38,90
Weighted average of the remaining contractual life (in years)	2.60

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2013	79,033,384	27.15
Options exercisable at the end of the period	39,609,101	25.14
Options outstanding but not exercisable	39,424,283	29.96
Options:
Granted	-	-
Canceled / Forfeited (*)	(1,684,588)	28.91
Exercised	(16,670,473)	24.80	33.39
Opening balance 12/31/2014	60,678,323	29.48
Options exercisable at the end of the period	31,759,519	29.23
Options outstanding but not exercisable	28,918,804	29.75
Range of exercise prices
Granting 2006-2009		21,64 - 36,25
Granting 2010-2012		21,71 - 35,15
Weighted average of the remaining contractual life (in years)	2.56

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	110

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variations. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulations.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 19.45 per share at 12/31/2016 (R$ 26.56 per share at 12/31/2015 and R$ 26.95 per share at 12/31/2014).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, to conform to this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2015	33,666,355
New granted	12,392,845
Cancelled	(370,039)
Exercised	(10,226,782)
Balance at 12/31/2016	35,462,379
Weighted average of remaining contractual life (years)	2.73

Quantity
Balance at 12/31/2014	29,407,871
New granted	11,442,795
Cancelled	(889,690)
Exercised	(6,294,621)
Balance at 12/31/2015	33,666,355
Weighted average of remaining contractual life (years)	2.02

Quantity
Balance at 12/31/2013	22,205,702
New granted	13,318,700
Cancelled	(1,883,243)
Exercised	(4,233,288)
Balance at 12/31/2014	29,407,871
Weighted average of remaining contractual life (years)	2.05

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	111

III- Variable compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 21.96 per share at 12/31/2016 (R$ 28.40 per share at 12/31/2015 and R$ 23.03 per share at 12/31/2014).

Change in variable compensation in shares

Quantity
Opening balance 12/31/2015	22,325,573
New	13,422,462
Delivered	(11,136,079)
Cancelled	(72,550)
Balance at 12/31/2016	24,539,406

Change in variable compensation in shares
Quantity
Opening balance 12/31/2014	17,492,005
New	13,792,517
Delivered	(8,306,134)
Cancelled	(652,815)
Balance at 12/31/2015	22,325,573

Change in variable compensation in shares
Quantity
Opening balance 12/31/2013	9,119,826
New	12,102,893
Delivered	(3,250,234)
Cancelled	(480,480)
Balance at 12/31/2014	17,492,005

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	112

Note 23 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a)	Interest and similar income

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Central Bank compulsory deposits	6,920	5,748	5,904
Interbank deposits	677	1,628	1,286
Securities purchased under agreements to resell	34,162	27,572	17,929
Financial assets held for trading	23,669	19,826	15,128
Available-for-sale financial assets	11,160	8,979	7,272
Held-to-maturity financial assets	3,788	3,758	2,347
Loan and lease operations	80,118	79,392	69,248
Other financial assets	1,001	886	1,001
Total	161,495	147,789	120,115

b)	Interest and similar expense

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Deposits	(14,701)	(13,587)	(12,064)
Securities sold under repurchase agreements	(45,932)	(32,879)	(26,771)
Interbank market debt	(8,348)	(7,970)	(14,404)
Institutional market debt	(8,248)	(8,030)	(10,695)
Financial expense from technical reserves for insurance and private pension	(17,790)	(12,556)	(8,987)
Other	(107)	(42)	(56)
Total	(95,126)	(75,064)	(72,977)

c)	Net gain (loss) on investment securities and derivatives

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Financial assets held for trading	2,514	(1,625)	215
Derivatives (*)	7,320	(6,071)	119
Financial assets designated at fair value through profit or loss	49	51	32
Available-for-sale financial assets	(1,685)	(4,345)	(1,089)
Held-to-Maturity Financial Assets (Permanent Loss)	(740)	-	-
Finacial liabilities held for trading	(147)	128	(1)
Total	7,311	(11,862)	(724)

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2016, ITAÚ UNIBANCO HOLDING recognized impairment expenses in the amount of R$ 1,882, out of which R$ 1,142 on Available-for-Sale Financial Assets and R$ 740 on Held-to-Maturity Financial Assets. Total loss, net of reversals, amounted to R$ 1,522 and was recorded in the statement of income in line item Net gain (loss) on securities and derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	113

Note 24 - Banking service fees

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Current account services	9,528	8,815	7,725
Asset management fees	3,514	2,932	2,660
Collection commissions	1,315	1,250	1,279
Fees from credit card services	13,330	12,722	11,507
Fees for guarantees issued and credit lines	1,773	1,609	1,407
Brokerage commission	295	248	262
Other	2,163	1,876	1,502
Total	31,918	29,452	26,342

Note 25 - Other income

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures	233	97	1,194
Recovery of expenses	331	210	207
Reversal of provisions	156	455	179
Program for Cash or Installment Payment of Federal Taxes	13	65	158
Other	649	452	416
Total	1,382	1,279	2,154

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	114

Note 26 - General and administrative expenses

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Personnel expenses	(22,360)	(19,573)	(17,071)
Compensation	(8,752)	(7,982)	(7,046)
Payroll taxes	(2,567)	(2,540)	(2,364)
Welfare benefits	(3,070)	(2,472)	(2,133)
Retirement plans and post-employment benefits (Note 29)	279	(240)	33
Defined benefit	(81)	(78)	(30)
Defined contribution	360	(162)	63
Stock option plan (Note 22d)	(306)	(214)	(231)
Training	(192)	(202)	(186)
Employee profit sharing	(3,610)	(3,387)	(3,324)
Dismissals	(571)	(351)	(377)
Provision for labor claims (Note 32)	(3,571)	(2,185)	(1,443)
Administrative expenses	(15,959)	(15,112)	(14,325)
Data processing and telecommunications	(3,966)	(4,052)	(3,870)
Third party services	(4,340)	(4,044)	(4,189)
Installations	(1,161)	(1,022)	(924)
Advertising, promotions and publications	(1,036)	(1,095)	(972)
Rent	(1,480)	(1,289)	(1,216)
Transportation	(391)	(411)	(432)
Materials	(313)	(380)	(365)
Financial services	(731)	(614)	(544)
Security	(716)	(675)	(627)
Utilities	(425)	(418)	(289)
Travel	(199)	(212)	(204)
Other	(1,201)	(900)	(693)
Depreciation	(1,702)	(1,688)	(1,641)
Amortization	(1,292)	(910)	(827)
Insurance acquisition expenses	(721)	(1,138)	(1,214)
Other expenses	(8,870)	(9,205)	(7,472)
Expenses related to credit cards	(3,165)	(3,415)	(2,691)
Losses with third party frauds	(571)	(468)	(472)
Loss on sale of assets held for sale, fixed assets and investments in
associates and joint ventures	(274)	(187)	(133)
Provision for civil lawsuits (Note 32)	(1,489)	(2,069)	(1,708)
Provision for tax and social security lawsuits	(915)	(1,361)	(971)
Refund of interbank costs	(294)	(262)	(229)
Other	(2,162)	(1,443)	(1,268)
Total	(50,904)	(47,626)	(42,550)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	115

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

Demonstration of Income tax and social contribution expense calculation:

	01/01 to	01/01 to	01/01 to
Due on operations for the period	12/31/2016	12/31/2015	12/31/2014
Income before income tax and social contribution	38,192	18,265	28,808
Charges (income tax and social contribution) at the rates in effect (Note 2.4 k)	(17,187)	(7,611)	(11,523)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	165	176	109
Foreign exchange variation on assets and liabilities abroad	(4,313)	8,329	1,471
Interest on capital	3,617	2,585	1,738
Corporate reorganizations (Note 2.4 a III)	628	631	639
Dividends and interest on external debt bonds	365	271	311
Other nondeductible expenses net of non taxable income (*)	12,827	(13,346)	46
Income tax and social contribution expenses	(3,898)	(8,965)	(7,209)
Related to temporary differences
Increase (reversal) for the period	(10,774)	13,006	1,341
Increase (reversal) of prior periods	62	(71)	(1,079)
Increase in the social contribution tax rate (Note 27b III)	-	3,921	-
(Expenses)/Income related to deferred taxes	(10,712)	16,856	262
Total income tax and social contribution expenses	(14,610)	7,891	(6,947)

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	116

b) Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

	12/31/2015	Realization / reversal	Increase (1)	12/31/2016
Reflected in income	48,911	(16,508)	15,480	47,883
Allowance for loan and lease losses	25,572	(6,337)	7,740	26,975
Related to income tax and social contribution tax carryforwards	6,655	(288)	561	6,928
Provision for contingent liabilities	5,385	(1,784)	2,106	5,707
Civil lawsuits	2,149	(701)	507	1,955
Labor claims	1,812	(1,010)	1,366	2,168
Tax and social security	1,420	(71)	233	1,582
Other	4	(2)	-	2
Goodwill on purchase of investments	511	(346)	-	165
Legal liabilities – tax and social security	508	(200)	79	387
Adjustments of operations carried out on the futures settlement market	1,253	(797)	29	485
Adjustment to market value of financial assets held for trading and derivatives	4,951	(4,951)	145	145
Provision related to health insurance operations	322	(22)	-	300
Other	3,754	(1,783)	4,820	6,791

Reflected in stockholders’ equity	4,253	(1,970)	711	2,994
Corporate reorganizations (Note 2.4 a III)	1,883	(627)	-	1,256
Adjustment to market value of available-for-sale securities	1,980	(1,338)	-	642
Cash flow hedge	137	-	706	843
Other	253	(5)	5	253
Total (2)(3)	53,164	(18,478)	16,191	50,877

(1) Includes balance arising from the Corpbanca acquisition R$ 1,221 and Recovery acquisition R$ 45 (Note 3).

(2) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 37,395 and R$ 643.

(3) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

	12/31/2014	Realization / reversal	Increase	12/31/2015
Reflected in income	32,513	(7,009)	23,407	48,911
Allowance for loan and lease losses	18,909	(2,319)	8,982	25,572
Related to income tax and social contribution tax carryforwards	5,430	(239)	1,464	6,655
Provision for contingent liabilities	4,298	(1,364)	2,451	5,385
Civil lawsuits	1,818	(624)	955	2,149
Labor claims	1,460	(382)	734	1,812
Tax and social security	1,009	(351)	762	1,420
Other	11	(7)	-	4
Goodwill on purchase of investments	721	(210)	-	511
Legal liabilities – tax and social security	394	(698)	812	508
Adjustments of operations carried out in futures settlement market	3	(4)	1,254	1,253
Adjustment to market value of financial assets held for trading and derivatives	109	(109)	4,951	4,951
Provision related to health insurance operations	274	-	48	322
Other	2,375	(2,066)	3,445	3,754

Reflected in stockholders’ equity	4,106	(1,527)	1,674	4,253
Corporate reorganizations (Note 2.4 a III)	2,514	(631)	-	1,883
Adjustment to market value of available-for-sale securities	539	(142)	1,583	1,980
Cash flow hedge	50	-	87	137
Other	1,003	(754)	4	253
Total (*)	36,619	(8,536)	25,081	53,164

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 47,453 and R$ 370.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	117

II-	The provision for deferred tax liability balance and respective changes are as follows:

	12/31/2015	Realization / reversal	Increase (1)	12/31/2016
Reflected in income	4,277	(2,283)	11,513	13,507
Depreciation in excess – finance lease	1,487	(551)	-	936
Adjustment of escrow deposits and contingent liabilities	1,130	(168)	231	1,193
Pension plans	336	(143)	40	233
Adjustments of operations carried out on the futures settlement market	51	(100)	1,144	1,095
Adjustment to market value of financial assets held for trading and derivatives	198	(198)	7,293	7,293
Taxation of results abroad – capital gains	286	-	1,216	1,502
Other	789	(1,123)	1,589	1,255
Reflected in stockholders’ equity accounts	1,804	(1,639)	453	618
Adjustment to market value of available-for-sale securities	53	-	433	486
Cash flow hedge	1,313	(1,250)	-	63
Provision for pension plan benefits	424	(389)	-	35
Other	14	-	20	34
Total (2)	6,081	(3,922)	11,966	14,125

(1)	Includes balance arising from the Corpbanca acquisition R$ 994 (Note 3).
(2)	Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 37,395 and R$ 643.

	12/31/2014	Realization / reversal	Increase	12/31/2015
Reflected in income	4,735	(1,801)	1,343	4,277
Depreciation in excess – finance lease	2,508	(1,021)	-	1,487
Adjustment of escrow deposits and contingent liabilities	876	(425)	679	1,130
Pension plans	336	(34)	34	336
Adjustments of operations carried out on the futures settlement market	4	(12)	59	51
Adjustment to market value of financial assets held for trading and derivatives	6	(6)	198	198
Taxation of results abroad – capital gains	563	(277)	-	286
Other	442	(26)	373	789
Reflected in stockholders’ equity accounts	956	(97)	945	1,804
Adjustment to market value of available-for-sale securities	132	(79)	-	53
Cash flow hedge	373	-	940	1,313
Provision for pension plan benefits	442	(18)	-	424
Other	9	-	5	14
Total (*)	5,691	(1,898)	2,288	6,081

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 47,453 and R$ 370.

III -	The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 12/31/2016, are:

	Deferred tax assets
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2017	21,863	50%	37	1%	21,900	43%	(1,260)	8%	20,640	56%
2018	10,363	23%	151	2%	10,514	21%	(646)	5%	9,868	27%
2019	4,682	11%	2,060	30%	6,742	13%	(2,372)	17%	4,370	12%
2020	1,130	3%	2,416	35%	3,546	7%	(1,363)	10%	2,183	6%
2021	598	1%	1,775	25%	2,373	5%	(366)	3%	2,007	5%
After 2021	5,313	12%	489	7%	5,802	11%	(8,118)	57%	(2,316)	-6%
Total	43,949	100%	6,928	100%	50,877	100%	(14,125)	100%	36,752	100%
Present value (*)	40,415		5,937		46,352		(11,370)		34,982

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that the trends for the realization of deferred tax assets arising from temporary differences, and tax loss carry forwards should not be used as an indication of future net income.

Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. At 12/31/2015 the effect on the consolidated statement of income was R$ 3,921. There are no unrecorded deferred tax assets at 12/31/2016 and 12/31/2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	118

Note 28 – Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – basic earnings per	01/01 to	01/01 to	01/01 to
share	12/31/2016	12/31/2015	12/31/2014
Net income	23,263	25,740	21,555
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(70)	(71)	(72)
Subtotal	23,193	25,669	21,483
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(73)	(74)	(74)
Subtotal	23,120	25,595	21,409

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	11,880	13,036	10,843
To preferred equity owners	11,240	12,559	10,566

Total net income available to common equity owners	11,953	13,110	10,917
Total net income available to preferred equity owners	11,310	12,630	10,638

Weighted average number of shares outstanding (Note 21a)
Common shares	3,351,741,143	3,351,741,143	3,351,741,143
Preferred shares	3,171,215,661	3,228,881,081	3,266,347,063

Earnings per share - basic – R$
Common shares	3.57	3.91	3.26
Preferred shares	3.57	3.91	3.26

Net income attributable to owners of the parent company – diluted earnings per	01/01 to	01/01 to	01/01 to
share	12/31/2016	12/31/2015	12/31/2014
Total net income available to preferred equity owners	11,310	12,630	10,638
Dividend on preferred shares after dilution effects	82	83	64
Net income available to preferred equity owners considering preferred shares after the dilution effect	11,392	12,713	10,702

Total net income available to ordinary equity owners	11,953	13,110	10,917
Dividend on preferred shares after dilution effects	(82)	(83)	(64)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	11,871	13,027	10,853

Adjusted weighted average of shares (Note 21a)
Common shares	3,351,741,143	3,351,741,143	3,351,741,143
Preferred shares	3,216,235,372	3,270,734,307	3,305,545,129
Preferred shares	3,171,215,661	3,228,881,081	3,266,347,063
Incremental shares from stock options granted under our share-based payment	45,019,711	41,853,226	39,198,066

Earnings per share - diluted – R$
Common shares	3.54	3.89	3.24
Preferred shares	3.54	3.89	3.24

Potential anti-dilution effects of shares under our share-based payment, which were excluded from the calculation of diluted earnings per share, totaled 6,901,686 preferred shares at 12/31/2016, 4,805,473 preferred shares at 12/31/2015 and 3,494,779 preferred shares at 12/31/2014.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	119

Note 29 – Post-employment benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for employee benefits are summarized below:

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit			Defined contribution (*)			Other benefits			Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
Cost of current service	(62)	(68)	(74)	-	-	-	-	-	-	(62)	(68)	(74)
Net interest	(13)	(6)	(32)	239	219	196	(19)	(17)	(14)	207	196	150
Contribution	-	-	-	121	(381)	(133)	-	-	-	121	(381)	(133)
Benefits paid	-	-	-	-	-	-	13	13	9	13	13	9
Total Amounts Recognized	(75)	(74)	(106)	360	(162)	63	(6)	(4)	(5)	279	(240)	(48)

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 339 (R$ 207 from 01/01 to 12/31/2015 and R$ 190 from 01/01 to 12/31/2014), of which R$ 115 (R$ 144 from 01/01 to 12/31/2015 and R$ 133 from 01/01 to 12/31/2014) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Other comprehensive income

	Defined benefit			Defined contribution			Other benefits			Total
	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
At the beginning of the period	(45)	(75)	(354)	(314)	(221)	(286)	(13)	(8)	7	(372)	(304)	(633)
Effects on asset ceiling (*)	(633)	(103)	(453)	(1,244)	(38)	77	-	-	-	(1,877)	(141)	(376)
Remeasurements	608	133	732	236	(55)	(12)	(36)	(5)	(15)	808	73	705
Total Amounts Recognized	(70)	(45)	(75)	(1,322)	(314)	(221)	(49)	(13)	(8)	(1,441)	(372)	(304)

(*) The revision of the estimate for recognition of the social security fund resulted in the reversal of future contributions by R$ 1,053.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	120

a) Retirement plans

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulations, which does not require actuarial calculation, except as described in Note 29c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itau Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Defined Benefit Retirement Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s by laws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

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c)	Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	12/31/2016	12/31/2015	12/31/2014
Discount rate (1)	10.24% p.a.	11.28% p.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	5.04% to 7.12% p.a.	5.04% to 7.12% p.a.	5.04 to 7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING. At 12/31/2016 assumptions were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

II- Risk Exposure - Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets - The actuarial liability is calculated by adopting a discount rate defined on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in Investment Income - A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan's actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk - Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life Expectancy - Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long term balance between assets and obligations to pay retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

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The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value			% Allocation
Types	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	Meta 2017
Fixed income securities	15,134	12,369	12,250	91.61%	90.73%	91.16%	53% to 100%
Variable income securities	685	537	641	4.15%	3.94%	4.77%	0% to 20%
Structured investments	9	27	22	0.05%	0.20%	0.17%	0% to 10%
Real estate	623	633	488	3.77%	4.64%	3.63%	0% to 7%
Loans to participants	69	67	37	0.42%	0.49%	0.27%	0% to 5%
Total	16,520	13,633	13,438	100.00%	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 575 (R$ 452 at 12/31/2015 and R$ 554 at 12/31/2014), and real estate rented to Group companies, with a fair value of R$ 597 (R$ 606 at 12/31/2015 and R$ 455 at 12/31/2014).

Fair Value

The fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2015, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV-	Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2016	12/31/2015	12/31/2014
1 - Net assets of the plans	16,520	13,633	13,438
2- Actuarial liabilities	(13,723)	(11,587)	(11,695)
3- Surplus (1-2)	2,797	2,046	1,743
4- Asset ceiling (*)	(3,008)	(2,134)	(1,847)
5- Net amount recognized in the balance sheet (3-4)	(211)	(88)	(104)
Amount recognized in assets (Note 20a)	317	224	242
Amount recognized in liabilities (Note 20b)	(528)	(312)	(346)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

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V-	Changes in the net amount recognized in the balance sheet:

	12/31/2016
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value at the beginning of the period	13,633	(11,587)	2,046	(2,134)	(88)
Cost of current service	-	(62)	(62)	-	(62)
Net interest (1)	1,483	(1,255)	228	(241)	(13)
Benefits paid	(1,060)	1,060	-	-	-
Contributions of sponsors	149	-	149	-	149
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(633)	(633)
Balance arising from the CoprBanca acquisition (Note 3)	-	(207)	(207)	-	(207)
Exchange Variation	(8)	43	35	-	35
Remeasurements (2) (3)	2,308	(1,715)	593	-	593
Value end of the period	16,520	(13,723)	2,797	(3,008)	(211)

	12/31/2015
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value at the beginning of the period	13,438	(11,695)	1,743	(1,847)	(104)
Cost of current service	-	(68)	(68)	-	(68)
Net interest (1)	1,334	(1,151)	183	(189)	(6)
Benefits paid	(908)	908	-	-	-
Contributions of sponsors	60	-	60	-	60
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(103)	(103)
Remeasurements (2) (3)	(306)	419	113	5	118
Value end of the period	13,633	(11,587)	2,046	(2,134)	(88)

	12/31/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value beginning of the period	12,512	(11,577)	935	(1,293)	(358)
Cost of current service	-	(74)	(74)	-	(74)
Net interest (1)	1,178	(1,087)	91	(123)	(32)
Benefits paid	(780)	780	-	-	-
Contributions of sponsors	81	-	81	-	81
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(453)	(453)
Remeasurements (2) (3)	432	263	695	22	717
Value end of the period	13,438	(11,695)	1,743	(1,847)	(104)

(1) Corresponds to the amount calculated on 01/01/2016 based on the beginning amount (Net Assets, Actuarial Liabilities and Asset ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 11.28% p.a. (At 01/01/2015 used by the discount rate of 10.24% p.a.)

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 3,791 (R$ 1,028 at 12/31/2015 and R$ 1,610 at 12/31/2014 ).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	124

During the period, the contributions made totaled R$ 149 (R$ 60 from 01/01 to 12/31/2015 and R$ 81 from 01/01 to 12/31/2014). The contribution rate increases based on the beneficiary’s salary.

In 2017, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 71.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2017	1,071
2018	1,112
2019	1,160
2020	1,212
2021	1,266
2022 to 2026	7,098

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

	Effects on actuarial liabilities of the plan		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	703	5.13%	(271)
- Increase by 0.5%	(644)	(4.70)%	235

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	125

d)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the Balance sheet:

	12/31/2016			12/31/2015			12/31/2014
	Pension plan fund	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount
Value beginning of the period	2,229	(270)	1,959	2,438	(224)	2,214	2,361	(275)	2,086
Net interest	269	(30)	239	239	(20)	219	223	(27)	196
Contribution (Note 29)	121	-	121	(381)	-	(381)	(133)	-	(133)
Receivables – allocation of funds (*)	(515)	-	(515)	-	-	-	-	-	-
Effects on asset ceiling (Note 29)	(1,053)	(191)	(1,244)	-	(38)	(38)	-	77	77
Remeasurements	236	-	236	(67)	12	(55)	(13)	1	(12)
Value end of the period (Note 20a)	1,287	(491)	796	2,229	(270)	1,959	2438	(224)	2214

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	12/31/2016	12/31/2015	12/31/2014
At the beginning of the period	(179)	(170)	(146)
Interest cost	(19)	(17)	(14)
Benefits paid	13	13	9
Remeasurements	(36)	(5)	(19)
At the end of the period (Note 20b)	(221)	(179)	(170)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2017	13
2018	14
2019	15
2020	16
2021	17
2022 to 2026	103

II- Assumptions and sensitivity - medical care cost

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and interest cost	Income	3	(2)
Present value of obligation	Other comprehensive income	26	(22)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	126

Note 30 – Insurance contracts

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

b)	Main products

I - Insurance

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance, that includes coverage for death and personal accidents.

	Loss ratio %		Sales ratio %
	01/01 to	01/01 to	01/01 to	01/01 to
Main insurance lines	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Group accident insurance	5.0	5.8	42.1	42.0
Individual accident	19.5	19.5	12.4	11.4
Commercial multiple peril	63.3	44.6	21.1	20.9
Internal credit	221.7	113.7	3.9	18.3
Mandatory insurance for personal injury caused by motor vehicles
(DPVAT)	85.7	86.7	1.4	1.4
Serious or terminal diseases	22.1	16.1	10.7	10.7
Extended warranty - assets	17.1	16.8	63.8	64.6
Credit Life	18.7	15.6	19.0	21.8
Multiple risks	7.8	7.4	62.1	62.2
Home insurance in market policies – Credit Life	14.7	15.0	(0.3)	(2.8)
Group life	46.8	46.7	13.6	13.0

II - Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

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III – Income related to insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions issued			Reinsurance			Retained premiums and contributions
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
Group accident insurance	780	862	796	(4)	(2)	(2)	776	860	794
Individual accident	224	214	186	(12)	(11)	(2)	212	203	184
Commercial multiple peril	56	57	139	-	-	(25)	56	57	114
Internal Credit	63	151	105	-	-	-	63	151	105
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	37	37	243	-	-	-	37	37	243
Serious or terminal diseases	167	169	159	(1)	(2)	(1)	166	167	158
Warranty extension - assets	112	252	1,202	-			112	252	1,202
Disability Savings Pension	298	256	194	(3)	(6)	(5)	295	250	189
PGBL	1,955	1,840	1,665	-			1,955	1,840	1,665
Credit Life	570	726	802	-	(1)		570	725	802
Petroleum risks	-	-	284	-	-	(252)	-	-	32
Multiple risks	162	172	223	-	-	(53)	162	172	170
Specified and all risks	-	-	501	-	-	(393)	-	-	108
Home Insurance in Market Policies – Credit Life	261	224	187	(18)	(19)	(19)	243	205	168
Traditional	142	159	174	-	-	-	142	159	174
VGBL	18,153	15,501	13,532	-			18,153	15,501	13,532
Group life	1,278	1,453	1,414	(44)	(37)	(28)	1,234	1,416	1,386
Other lines	591	561	991	(12)	(11)	(251)	579	550	740
Total	24,849	22,634	22,797	(94)	(89)	(1,031)	24,755	22,545	21,766

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	128

c)	Technical reserves for insurance and private pension

The technical provisions of insurance and pension plan are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I - Insurance and private pension:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata-die basis.The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	129

II.I - Change in technical provisions

	12/31/2016				12/31/2015
	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	4,755	32,688	91,862	129,305	5,872	28,228	75,678	109,778
(+) Additions arising from premiums / contribution	4,302	2,395	18,153	24,850	4,825	2,255	15,501	22,581
(-) Deferral of risk	(5,124)	(297)	-	(5,421)	(5,780)	(253)	-	(6,033)
(-) Payment of claims / benefits	(1,623)	(370)	(39)	(2,032)	(1,553)	(337)	(19)	(1,909)
(+) Reported claims	1,620	-	-	1,620	1,712	-	-	1,712
(-) Redemptions	(1)	(1,939)	(13,277)	(15,217)	(2)	(1,479)	(8,720)	(10,201)
(+/-) Net portability	-	380	709	1,089	-	886	504	1,390
(+) Adjustment of reserves and financial surplus	20	4,371	13,171	17,562	9	3,244	9,052	12,305
(+/-) Other (recognition / reversal)	(23)	451	1,892	2,320	(328)	144	(134)	(318)
Reserves for insurance and private pension	3,926	37,679	112,471	154,076	4,755	32,688	91,862	129,305

II.II - Technical provisions balances

	Insurance		Private pension		Total
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Unearned premiums	2,204	3,027	17	15	2,221	3,042
Mathematical reserve for benefits to be granted and benefits granted	24	24	148,341	122,914	148,365	122,938
Redemptions and Other Unsettled Amounts	11	23	210	166	221	189
Financial surplus	2	1	581	547	583	548
Unsettled claims (1)	769	783	23	18	792	801
IBNR	435	424	27	24	462	448
Administrative and Related Expenses	39	42	71	50	110	92
Other	442	431	880	816	1,322	1,247
Total (2)	3,926	4,755	150,150	124,550	154,076	129,305

(1) The provision for unsettled claims is detailed in Note 30e.

(2 This table covers the amendments established by Susep Circular No. 517, de 07/30/2015, also for comparison purposes.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	130

d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2016	901
Increase	902
Amortization	(1,374)
Balance at 12/31/2016	429
Balance to be amortized in up to 12 months	335
Balance to be amortized after 12 months	94

Balance at 01/01/2015	1,647
Increase	1,133
Amortization	(1,879)
Balance at 12/31/2015	901
Balance to be amortized in up to 12 months	644
Balance to be amortized after 12 months	257

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

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e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I – Gross of reinsurance

Reserve for unsettled claims (*)	792
(-) DPVAT operations	19
(-) IBNER (claims incurred but not sufficiently reported)	240
(-) Retrocession and other estimates	3
Liability claims presented in the development table (Ia + Ib)	530

(*) Provision for unsettled claims stated in Note 30c II.II of 12/30/2016, gross of reinsurance

Ia - Administratives claims - gross of reinsurance
Occurrence date	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	Total
At the end of reporting period	1,230	1,168	1,142	1,243	1,310
After 1 year	1,221	1,166	1,130	1,286
After 2 years	1,227	1,172	1,150
After 3 years	1,227	1,177
After 4 years	1,229
Current estimate	1,229	1,177	1,150	1,286	1,310
Accumulated payments through base date	1,226	1,173	1,142	1,262	1,098	5,901
Liabilities recognized in the balance sheet	3	4	8	24	212	251
Liabilities in relation to prior years						27
Total administratives claims included in balance sheet						278

Ib - Judicial claims - gross of reinsurance
Occurrence date	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	Total
At the end of reporting period	54	32	32	35	34
After 1 year	64	49	44	48
After 2 years	72	59	56
After 3 years	78	70
After 4 years	85
Current estimate	85	70	56	48	34
Accumulated payments through base date	65	50	40	33	24	212
Liabilities recognized in the balance sheet	20	20	17	15	10	82
Liabilities in relation to prior years						170
Total judicial claims included in balance sheet						252

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	132

II - Net of reinsurance

Reserve for unsettled claims (1)	792
(-) DPVAT operations	19
(-) IBNER	240
(-) Reinsurance (2)	31
(-) Retrocession and other estimates	3
Liability claims presented in the development table (IIa + IIb)	499

(1) Provision refers to provision for unsettled claims stated in Note 30c II.II of 12/31/2016.

(2) Reinsurance operations stated in Note 30I III of 12/31/2016.

IIa - Administratives claims - net of reinsurance
Occurrence date	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	Total
At the end of reporting period	1,186	1,144	1,129	1,221	1,298
After 1 year	1,175	1,142	1,116	1,253
After 2 years	1,181	1,148	1,131
After 3 years	1,182	1,152
After 4 years	1,183
Current estimate	1,183	1,152	1,131	1,253	1,298
Accumulated payments through base date	1,180	1,149	1,123	1,229	1,092	5,773
Liabilities recognized in the balance sheet	3	4	8	24	206	245
Liabilities in relation to prior years						18
Total administratives claims included in balance sheet						263

IIb - Judicial claims - net of reinsurance
Occurrence date	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	Total
At the end of reporting period	54	32	32	35	31
After 1 year	64	49	44	47
After 2 years	72	59	56
After 3 years	77	70
After 4 years	84
Current estimate	84	70	56	47	31
Accumulated payments through base date	64	50	40	33	21	208
Liabilities recognized in the balance sheet	20	20	17	14	10	81
Liabilities in relation to prior years						155
Total judicial claims included in balance sheet						236

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	133

f)	Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not show any deficiency for periods ended 2016, 2015 and 2014.

The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections.

Methodology and Test Grouping

The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. Cash flows for the deferral and the assignment phases are tested on a separate basis for social security products.

The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio.

Biometric Tables

Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability

Risk-free Interest Rate

The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows.

The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the guarantee assets portfolio.

Income conversion rate

The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors.

Other Assumptions

Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

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g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and/or amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries.

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	135

The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. Results were as follows:

	Impact in Results and Stockholders’ Equity (1)
	12/31/2016			12/31/2015
	Supplementary	Insurance		Supplementary	Insurance
	Retirement Plans and	Gross of	Net of	Retirement Plans and	Gross of	Net of
Sensitivity analysis	Life with Living Benefits	reinsurance	reinsurance	Life with Living Benefits	reinsurance	reinsurance
5% increase in mortality rates	21	(3)	(3)	8	(4)	(3)
5% decrease in mortality rates	(23)	3	3	(8)	3	3

0.1% increase in risk-free interest rates	49	6	6	38	7	7
0.1% decrease in risk-free interest rates	(50)	(6)	(6)	(39)	(7)	(7)

5% increase in conversion in income rates	(6)	-	-	(12)	-	-
5% decrease in conversion in income rates	6	-	-	12	-	-

5% increase in claims	0	(50)	(48)	-	(62)	(60)
5% decrease in claims	0	50	48	-	63	60

(1) Amounts net of tax effects.

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

The extended warranty product, this is marketed by the retail company that sells to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

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There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels.

	01/01 to 12/31/2016			01/01 to 12/31/2015			01/01 to 12/31/2014
	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention
	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)
Property and casualty
Mandatory personal injury caused by
motor vehicle (DPVAT)	37	37	100.0	37	37	100.0	243	243	100.0
Extended warranty	112	112	100.0	252	252	100.0	1,202	1,202	100.0

Individuals
Group accident insurance	780	776	99.5	862	860	99.7	796	794	99.8
Individual accident	224	212	94.8	214	203	94.8	186	184	98.9
Credit life	570	570	100.0	726	725	99.9	802	802	100.0
Group life	1,278	1,234	96.5	1,453	1,416	97.5	1,414	1,386	98.2

Large risks
Engineering	-	-	-	-	-	-	46	8	17.4
Petroleum risks	-	-	-	-	-	-	284	32	11.3
Specified and operational risks	-	-	-	-	-	-	501	108	21.6

i)	Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Underwriting risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.

•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves.

•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance.

•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations.

•	Liquidity risk in insurance operations is the possibility of the institution being unable to honor its obligations on a timely basis before policyholders and beneficiaries due to lack of liquidity of assets that make up their actuarial technical reserves.

j)	Duties and responsibilities

In line with good national and international practices and to ensure that the risks arising from insurance, pension plan and capitalization products are properly identified, measured, assesses, reported and approved in proper bodies, the ITAÚ UNIBANCO HOLDING has a risk management structure which guidelines are established in an internal policy, approved by its Board of Directors, applicable to the companies and subsidiaries exposed to insurance, pension plan and capitalization risks in Brazil and abroad.

The management process of insurance, pension plan and capitalization risks is based on responsibilities established and distributed between the control and business areas, assuring independence among them and focusing on the specificities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING.

Also, as part of the risk management process, there is a governance structure where decisions may be escalated to panels, ensuring compliance with a number of internal and regulatory requirements, as well as balanced decisions regarding risks.

The purpose of ITAÚ UNIBANCO HOLDING is to ensure that assets backing long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

Considering actuarial assumptions, a detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. Based on this mapping, Asset Liability Management models are used to find the best asset portfolio composition that enables the neutralize the risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolios of backing assets are periodically rebalanced based on the fluctuations in market prices of assets, the company’s liquidity needs, and changes in characteristics of liabilities.

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k)	Market, credit and liquidity risk

I)	Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. For a detailed description of metrics, see Note 36 – Market risk. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

	12/31/2016		12/31/2015
Class	Account balance	DV01	Account balance	DV01
Government securities
NTN-C	5,141	(3.03)	4,821	(3.20)
NTN-B	2,969	(3.53)	2,055	(1.95)
LTN	-	-	-	-

DI Future	-	-	-	-

Private securities
Indexed to IPCA	307	(0.14)	209	(0.09)
Indexed to PRE	240	(0.00)	77	(0.00)

Shares	0	0.00	1	0.01

Floating assets	5,852	-	4,998	-

Under agreements to resell	6,266	-	4,977	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	138

II)	Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	12/31/2016			12/31/2015
		Liabilities	Liabilities	Assets	Liabilities	Liabilities	Assets
		amounts (1)	DU (2)	DU (2)	amounts (1)	DU (2)	DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,202	13.5		3,025	15.8	13.8
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,242	13.8		1,243	15.7	16.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	446	119.0		434	104.6	22.7
Subtotal	Subtotal	3,890			4,702
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	71	107.4	80.9	50	102.7	85.7
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	19	-	14.1	17	-	12.2
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	25	-	13.9	20	-	12.3
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	27	11.4	14.1	28	9.8	10.5
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	221	-	14.0	190	-	12.3
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	1,737	107.4	81.1	1,540	102.7	85.8
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	142,039	169.9	39.4	117,073	160.6	23.9
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, Debentures	4,584	210.9	92.0	4,321	208.1	79.4
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	880	210.9	92.0	816	208.1	79.4
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	583	210.6	91.8	548	207.8	79.2
Subtotal	Subtotal	150,186			124,603
Total technical reserves	Total backing assets	154,076			129,305

(1)	Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.
(2)	DU = Duration in months
(3)	Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	139

III)	Credit Risk

Reinsurers – Breakdown

We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies:

-	Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 56.14% (66.67% at 12/31/2015) and Munich Re do Brasil with 43.33% (32.94% at 12/31/2015).

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by Munich Re do Brasil with 70% (50% at 12/31/2015) and General Reinsurance AG with 30% (50% at 12/31/2015).

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IV) Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	12/31/2016
Internal rating (*)	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	7,859	125,944	284	3,558	4,629	142,274
Satisfactory	-	13	-	-	-	13
Higher Risk	-	-	-	-	-	-
Total	7,859	125,957	284	3,558	4,629	142,287
%	5.5	88.5	0.2	2.5	3.3	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2015
Internal rating (*)	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	5,667	94,709	126	2,732	4,320	107,554
Satisfactory	-	16	-	-	-	16
Higher Risk	-	-	-	-	-	-
Total	5,667	94,725	126	2,732	4,320	107,570
%	5.3	88.1	0.1	2.5	4.0	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

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l)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

Reinsurance assets

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid, as from December 2015; they are revalued after 180 days have elapsed in relation to the possibility of non-recovery. For previous periods, revaluation term is 365 days. This amendment was for compliance with the SUSEP Circular in force. In case of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policy holders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

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I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Opening balance	18	262	103	610
Issued contracts	-	-	79	75
Recoverable claims	32	-	-	-
Prepayments / payments to reinsurer	(3)	12	(108)	(36)
Other increase / reversal	(1)	(256)	-	(546)
Closing balance	46	18	74	103

II – Balances of technical reserves with reinsurance assets

	12/31/2016	12/31/2015
Reinsurance claims	52	52
Reinsurance premiums	15	24
Closing balance	67	76

III – Changes in balances of technical reserves for reinsurance claims

	12/31/2016	12/31/2015
Opening balance	52	2,456
Reported claims	70	32
Paid claims	(99)	(25)
Other increase / reversal	2	(2,412)
Monetary adjustment and interest of claims	27	1
Closing balance (*)	52	52

(*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	12/31/2016	12/31/2015
Opening balance	24	949
Receipts	65	61
Payments	(74)	(45)
Other increase / reversal	-	(941)
Closing balance	15	24

V – Changes in balances of technical reserves for reinsurance commission

	12/31/2016	12/31/2015
Opening balance	-	(37)
Receipts	6	4
Payments	(6)	(4)
Other increase / reversal		37
Closing balance	-	-

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m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law N° 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law N° 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law N° 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have plans and the open-ended private pension companies.

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Note 31 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2016		12/31/2015
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	104,242	104,242	85,100	85,100
Interbank deposits	22,692	22,731	30,525	30,525
Securities purchased under agreements to resell	265,051	265,051	254,404	254,404
Financial assets held for trading (*)	204,648	204,648	164,311	164,311
Financial assets designated at fair value through profit or loss (*)	1,191	1,191	642	642
Derivatives (*)	24,231	24,231	26,755	26,755
Available-for-sale financial assets (*)	88,277	88,277	86,045	86,045
Held-to-maturity financial assets	40,495	40,749	42,185	38,892
Loan operations and lease operations	463,394	472,704	447,404	446,787
Other financial assets	53,917	53,917	53,506	53,506
Financial liabilities
Deposits	329,414	329,371	292,610	292,775
Securities sold under repurchase agreements	349,164	349,164	336,643	336,643
Financial liabilities held for trading (*)	519	519	412	412
Derivatives (*)	24,698	24,698	31,071	31,071
Interbank market debt	135,483	134,730	156,886	156,174
Institutional market debt	96,239	95,012	93,918	95,461
Liabilities for capitalization plans	3,147	3,147	3,044	3,044
Other financial liabilities	71,832	71,832	68,715	68,715

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and guarantees provided, which amount to R$ 77,453 (R$ 81,180 at 12/31/2015) with an estimated fair value of R$ 1,066 (R$ 1,143 at 12/31/2015).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

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•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Deposits – The fair value of fixed-rate loans with maturity dates was determined by discounting estimated cash flows, applying current interest rates for similar funding operations. Cash deposits are not considered in the fair value estimate. The assumptions related to cash flows and discount rates are determined based on information available in the market and information specific for each operation.

f)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	146

Financial assets for trading, Available for sale, and Designated at fair value through profit or loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities, securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

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Distribution by level

The following table presents the breakdown of risk levels at 12/31/2016 and 12/31/2015 for financial assets held for trading and available-for-sale financial assets.

	12/31/2016				12/31/2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	165,883	37,760	1,005	204,648	123,948	40,303	60	164,311
Investment funds	14	1,159	-	1,173	19	1,032	-	1,051
Brazilian government securities	157,369	2,654	1	160,024	114,007	3,043	3	117,053
Brazilian external debt bonds	5,325	-	-	5,325	4,431	-	-	4,431
Government securities – other countries	819	2,916	-	3,735	933	216	-	1,149
Argentina	651	-	-	651	696	-	-	696
Chile	-	127	-	127	-	36	-	36
Colombia	-	2,669	-	2,669	-	72	-	72
United States	78	-	-	78	132	-	-	132
Mexico	6	-	-	6	3	-	-	3
Paraguay	-	88	-	88	-	68	-	68
Uruguay	-	32	-	32	-	40	-	40
Other	84	-	-	84	102	-	-	102
Corporate securities	2,356	31,031	1,004	34,391	4,558	36,012	57	40,627
Shares	1,533	-	958	2,491	2,161	-	-	2,161
Bank deposit certificates	12	1,812	-	1,824	19	2,564	-	2,583
Debentures	216	2,949	25	3,190	2,333	2,141	48	4,522
Eurobonds and others	595	49	18	662	45	940	6	991
Financial credit bills	-	25,893	-	25,893	-	30,367	-	30,367
Other	-	328	3	331	-	-	3	3
Available-for-sale financial assets	34,840	43,903	9,534	88,277	32,439	49,347	4,259	86,045
Investment funds	-	42	-	42	6	98	114	218
Brazilian government securities	17,039	671	228	17,938	10,793	791	212	11,796
Brazilian external debt bonds	14,065	-	-	14,065	17,312	-	-	17,312
Government securities – other countries	1,536	12,850	86	14,472	2,152	7,702	29	9,883
Chile	-	5,758	86	5,844	-	1,378	29	1,407
Colombia	-	1,155	-	1,155	-	-	-	-
Korea	-	2,673	-	2,673	-	1,626	-	1,626
Denmark	-	819	-	819	-	2,548	-	2,548
Spain	-	923	-	923	-	1,060	-	1,060
United States	1,427	-	-	1,427	2,022	-	-	2,022
Netherlands	101	-	-	101	122	-	-	122
Paraguay	-	1,111	-	1,111	-	912	-	912
Uruguay	-	411	-	411	-	178	-	178
Other	8	-	-	8	8	-	-	8
Corporate securities	2,200	30,340	9,220	41,760	2,176	40,756	3,904	46,836
Shares	817	-	568	1,385	661	-	267	928
Rural Product Note	-	876	549	1,425	-	1,078	52	1,130
Bank deposit certificates	-	2,527	114	2,641	-	1,443	130	1,573
Securitized real estate loans	-	-	2,095	2,095	-	-	2,037	2,037
Debentures	277	16,007	4,886	21,170	410	21,581	844	22,835
Eurobonds and others	1,105	5,615	995	7,715	1,105	8,981	26	10,112
Financial credit bills	-	2,816	-	2,816	-	6,479	367	6,846
Promissory notes	1	2,172	-	2,173	-	937	54	991
Other	-	327	13	340	-	257	127	384
Financial assets designated at fair value through profit or loss	1,191	-	-	1,191	642	-	-	642
Brazilian government securities	1,191	-	-	1,191	506	-	-	506
Government securities – other countries	-	-	-	-	136	-	-	136
Financial liabilities held for trading	-	519	-	519	-	412	-	412
Structured notes	-	519	-	519	-	412	-	412

The following table presents the breakdown of risk levels at 12/31/2016 and 12/31/2015 for our derivative assets and liabilities.

	12/31/2016				12/31/2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	127	23,583	521	24,231	529	24,975	1,251	26,755
Futures	127	-	-	127	529	-	-	529
Swap – differential receivable	-	10,074	468	10,542	-	7,958	1,189	9,147
Options	-	4,745	47	4,792	-	5,550	33	5,583
Forwards (onshore)	-	4,971	-	4,971	-	3,166	-	3,166
Credit derivatives	-	181	-	181	-	614	-	614
Forwards (offshore)	-	3,459	-	3,459	-	3,430	-	3,430
Check of swap	-	88	-	88	-	355	-	355
Other derivatives	-	65	6	71	-	3,902	29	3,931
Derivatives - liabilities	-	(24,638)	(60)	(24,698)	-	(31,038)	(33)	(31,071)
Swap – differential payable	-	(13,165)	(56)	(13,221)	-	(16,310)	(21)	(16,331)
Options	-	(4,548)	(4)	(4,552)	-	(5,771)	(12)	(5,783)
Forwards (onshore)	-	(3,530)	-	(3,530)	-	(833)	-	(833)
Credit derivatives	-	(147)	-	(147)	-	(875)	-	(875)
Forwards (offshore)	-	(2,825)	-	(2,825)	-	(3,142)	-	(3,142)
Check of swap	-	(353)	-	(353)	-	(545)	-	(545)
Other derivatives	-	(70)	-	(70)	-	(3,562)	-	(3,562)

There were no significant transfer between Level 1 and Level 2 during the period from December 31, 2016 and December 31, 2015. Transfers to and from Level 3 are presented in movements of Level 3.

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Measurement of fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 81,633 million in financial instruments classified as Level 2, at December 31, 2016, pricing service or brokers were used to evaluate securities at the fair value of R$ 40,388 million, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative.

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Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives linked to shares.

	Fair value at 12/31/2015	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2016	Total gains (losses) related to assets and liabilities still held at 12/31/2016
Financial assets held for trading	60	(151)	87	(344)	1,353	1,005	(154)
Brazilian government securities	3	-	-	(2)	-	1	-
Corporate securities	57	(151)	87	(342)	1,353	1,004	(154)
Shares	-	(114)	-	-	1,072	958	(152)
Debentures	48	(37)	33	(306)	287	25	(2)
Eurobonds and others	6	-	54	(36)	(6)	18	-
Other	3	-	-	-	-	3	-
Available-for-sale financial assets	4,259	(677)	4,626	(4,380)	5,706	9,534	(685)
Investment funds	114	313	-	(427)	-	-	-
Brazilian government securities	212	(208)	-	220	4	228	11
Government securities – abroad - Chile	29	(44)	321	(220)	-	86	-
Corporate securities	3,904	(738)	4,305	(3,953)	5,702	9,220	(696)
Shares	267	119	-	(227)	409	568	76
Rural Product Note	52	(54)	1,205	(851)	197	549	(57)
Bank deposit certificates	130	2	483	(501)	-	114	-
Securitized real estate loans	2,037	58	11	(10)	(1)	2,095	(55)
Debentures	844	(739)	2,111	(994)	3,664	4,886	(653)
Eurobonds and others	26	(130)	446	(837)	1,490	995	(7)
Financial credit bills	367	14	-	(301)	(80)	-	-
Promissory notes	54	-	-	(54)	-	-	-
Other	127	(8)	49	(178)	23	13	-

	Fair value at 12/31/2015	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2016	Total gains (losses) related to assets and liabilities still held at 12/31/2016
Derivatives - assets	1,251	(713)	254	(728)	457	521	(7)
Swap – differential receivable	1,189	(731)	8	(455)	457	468	21
Options	33	36	246	(268)	-	47	(28)
Other derivatives	29	(18)	-	(5)	-	6	-
Derivatives - liabilities	(33)	18	(35)	96	(106)	(60)	(2)
Swap – differential payable	(21)	9	(5)	67	(106)	(56)	(8)
Options	(12)	9	(30)	29	-	(4)	6

	Fair value at 12/31/2014	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2015	Total gains (losses) related to assets and liabilities still held at 12/31/2015
Financial assets held for trading	790	33	102	(865)	-	60	-
Brazilian government securities	-	4	-	(1)	-	3	-
Corporate securities	790	29	102	(864)	-	57	-
Securitized real estate loans	1	-	-	(1)	-	-	-
Debêntures	210	(13)	66	(215)	-	48	-
Promissory notes	577	54	-	(631)	-	-	-
Eurobonds and others	2	(6)	27	(17)	-	6	-
Other	-	(6)	9	-	-	3
Available-for-sale financial assets	5,404	(1,241)	4,453	(4,624)	267	4,259	(451)
Investment funds	-	(1,128)	1,242	-	-	114	-
Brazilian government securities	249	(116)	85	(6)	-	212	(22)
Government securities – abroad - Chile	13	(1)	101	(84)	-	29	-
Corporate securities	5,142	4	3,025	(4,534)	267	3,904	(429)
Shares	-	-	-	-	267	267	-
Rural Product Note	51	1	9	(9)	-	52	-
Bank deposit certificates	58	7	201	(136)	-	130	-
Securitized real estate loans	2,522	(142)	68	(411)	-	2,037	(207)
Debêntures	706	(12)	915	(765)	-	844	(222)
Eurobonds and others	53	(8)	94	(113)	-	26	2
Financial credit bills	270	48	49	-	-	367	(2)
Promissory notes	1,397	72	1,574	(2,989)	-	54	-
Other	85	38	115	(111)	-	127	-

	Fair value at 12/31/2014	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2015	Total gains (losses) related to assets and liabilities still held at 12/31/2015
Derivatives - Assets	121	369	316	(219)	664	1,251	31
Swaps - differential receivable	33	318	192	(18)	664	1,189	-
Options	16	(29)	124	(78)	-	33	(10)
Other derivatives	72	80	-	(123)	-	29	41
Derivatives - Liabilities	(44)	(40)	(95)	148	(2)	(33)	-
Swaps - differential payable	(38)	(38)	(11)	68	(2)	(21)	-
Options	(6)	(2)	(84)	80	-	(12)	-

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Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 (in which prices negotiated are not easily noticeable in active markets) is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		12/31/2016
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
	I	(2.3)	(1.8)
Interest rates	II	(57.6)	(44.2)
	III	(115.2)	(87.9)
Currency, commodities, and ratios	I	(76.3)	-
	II	(152.6)	-
Nonlinear	I	(13.5)	-
	II	(19.8)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, commodities and ratios

Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Shocks at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Shocks at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

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Note 32 – Provisions, contingencies and other commitments

Provision	12/31/2016	12/31/2015
Civil	5,172	5,227
Labor	7,232	6,132
Tax and social security	8,246	7,500
Other	259	135
Total	20,909	18,994
Current	4,434	3,848
Non-current	16,475	15,146

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a)	Contingent assets: there are no contingent assets recorded.

b)	Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits (related to claims of a similar nature and with individual amounts that are not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,388 (R$ 2,460 at 12/31/2015), in this amount there are no values resulting from interests in joint ventures.

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-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits (related to claims considered similar and with individual amounts that are not considered relevant): The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 79 (R$ 829 of 12/31/2015).

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

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The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposit balances:

	01/01 to 12/31/2016
	Civil	Labor	Other	Total
Opening balance	5,227	6,132	135	11,494
Balance arising from Corpbanca acquisition (Note 3)	2	5	133	140
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(236)	(1,089)	-	(1,325)
Subtotal	4,993	5,048	268	10,309
Interest (Note 26)	248	625	-	873
Changes in the period reflected in results (Note 26)	1,241	2,946	(9)	4,178
Increase (*)	1,901	3,149	(7)	5,043
Reversal	(660)	(203)	(2)	(865)
Payment	(1,566)	(2,453)	-	(4,019)
Subtotal	4,916	6,166	259	11,341
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	256	1,066	-	1,322
Closing balance	5,172	7,232	259	12,663
Escrow deposits at 12/31/2016 (Note 20a)	1,541	2,337	-	3,878
(*) Civil provisions include the provision for economic plans amounting to R$ 408.

	01/01 to 12/31/2015
	Civil	Labor	Other	Total
Opening balance	4,643	5,598	159	10,400
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(132)	(1,029)	-	(1,161)
Subtotal	4,511	4,569	159	9,239
Interest (Note 26)	322	548	-	870
Changes in the period reflected in results (Note 26)	1,747	1,637	(24)	3,360
Increase (*)	2,698	1,795	(21)	4,472
Reversal	(951)	(158)	(3)	(1,112)
Payment	(1,589)	(1,711)	-	(3,300)
Subtotal	4,991	5,043	135	10,169
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	236	1,089	-	1,325
Closing balance	5,227	6,132	135	11,494
Escrow deposits at 12/31/2015 (Note 20a)	1,741	2,218	-	3,959
(*) Civil provisions include the provision for economic plans amounting to R$ 233.

	01/01 to 12/31/2014
	Civil	Labor	Other	Total
Opening balance	4,473	5,192	223	9,888
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(134)	(811)	-	(945)
Subtotal	4,339	4,381	223	8,943
Interest (Note 26)	184	320	-	504
Changes in the period reflected in results (Note 26)	1,524	1,123	(64)	2,583
Increase (*)	2,100	1,459	23	3,582
Reversal	(576)	(336)	(87)	(999)
Payment	(1,536)	(1,255)	-	(2,791)
Subtotal	4,511	4,569	159	9,239
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	132	1,029	-	1,161
Closing balance	4,643	5,598	159	10,400
Escrow deposits at 12/31/2014 (Note 20a)	2,073	2,567	-	4,640

(*)	Civil provisions include the provision for economic plans amounting to R$ 210.

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

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The table below shows the changes in the balances of provisions and respective balance of escrow deposits for tax and social security lawsuits:

	01/01 to	01/01 to	01/01 to
Provision	12/31/2016	12/31/2015	12/31/2014
Opening balance	7,500	6,627	8,974
(-) Contingencies guaranteed by indemnity clause	(65)	(61)	(57)
Subtotal	7,435	6,566	8,917
Interest (*)	737	609	515
Changes in the period reflected in results	68	588	797
Increase (*)	287	1,170	1,156
Reversal (*)	(219)	(582)	(359)
Payment	(63)	(328)	(3,663)
Subtotal	8,177	7,435	6,566
(+) Contingencies guaranteed by indemnity clause	69	65	61
Closing balance	8,246	7,500	6,627

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

	01/01 to	01/01 to	01/01 to
Escrow deposits	12/31/2016	12/31/2015	12/31/2014
Opening balance	4,339	4,736	5,658
Appropriation of interest	383	285	377
Changes in the period	125	(682)	(1,299)
Deposits made	217	355	193
Withdrawals	(66)	(944)	(5)
Deposits released	(26)	(93)	(1,487)
Closing balance (Note 20a)	4,847	4,339	4,736

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	155

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,207: the company is discussing the lack of constitutional support for the increase, establishes by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,191;

•	INSS – Accident Prevention Factor (FAP) – R$ 1,004: the company is discussing the legality of FAP and inconsistent calculations made by the INSS. The balance of the deposit in court totals R$ 110;

•	PIS and COFINS – Calculation basis – R$ 650: the company is defending the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 571;

•	IRPJ and CSLL – Profits abroad– R$ 599: the company is discussing the calculation bases with respect to profits earned abroad and defending the inapplicability of the SRF Regulatory Instruction No. 213/02, which exceeds the corresponding legal provision. The balance of the deposit in court totals R$ 229.

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized in a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 18,106, are described below:

•	INSS – Non-compensatory amounts – R$ 4,770: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,122: the deductibility of goodwill with future expected profitability on the acquisition of investments, and R$ 665 of this amount is guaranteed in purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,613: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,406: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 930: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	IRPJ and CSLL – Disallowance of Tax Losses – R$ 606: Discussion on the amount of tax loss carryforwards, which may reduce the calculation basis of such taxes.

•	IRPJ/ CSLL – Deductibility of Losses in Credit Operations – R$ 601 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,128 (R$ 1,093 at 12/31/2015) (Note 20a). This value is derived from basically the guarantee in the privatization process of the Banco Banerj S.A. which occurred 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

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d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	12/31/2016	12/31/2015
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	950	793
Escrow deposits (Note 20a)	4,537	4,335

Deposits related to lawsuits must be made in court and can be withdrawn by the winning party in the lawsuit, with the respective additions provided for by law, according to the court decision.

In general, the provisions related to the lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system. For this reason, no estimate of the specific year in which these lawsuits will be terminated has been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED is not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations.

e)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING adhere to PPIs – Installment Payment Incentive Programs substantially related to the local level, established the following by laws: Law No. 5,854, of April 27, 2015 - Rio de Janeiro; Law No. 8,927, of October 22, 2015 and Decree-Law No. 26,624, of October 26, 2015 - Salvador; Law No. 18,181, of November 30, 2015 and Decree Law No. 29,275, of November 30, 2015 - Recife; Supplementary Law No. 95, of October 19, 2015 - Curitiba; Law No. 3,546, of December 18, 2015 – Salto; Law No. 12,457, of October 03,2016 – Londrina.

The PPIs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the PPIs in result was R$ 14, and it is recorded in Other Operating Income.

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Note 33 – Regulatory capital

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil (BACEN), which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. BACEN also determines minimum capital requirements, procedures for verification of information for assessment of the global systemic importance of financial institutions, limits for fixed assets, limits for loans, accounting practices and requirements of compulsory deposits, requiring banks to comply with the regulation based on the Basel Accord on capital adequacy. Additionally, the National Council of Private Insurance (CNSP) and SUSEP issue regulations on capital requirement, which affect our insurance, pension plan and capitalization operations.

a) Capital Requirements in Place and In Progress

ITAÚ UNIBANCO HOLDING’s minimum capital requirements comply with the set of BACEN resolutions and circulars which established in Brazil the global capital requirement standards known as Basel III. These are expressed as indices obtained from the ratio between capital - represented by the Referential Equity (PR), or Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets (RWA).

The Total Capital, Tier 1 Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to entities that are part of Prudential Conglomerate, which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which ITAÚ UNIBANCO HOLDING retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

From September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING to use internal market risk models to determine the total amount of regulatory capital, using for its daily calculation the portion of RWAMINT, replacing the portion RWAMPAD, as set out in BACEN Circular 3,646.

For units which are not considered significant in calculating regulatory capital for market risk, the standardized approach is used. Therefore, the internal models are not used for Argentina, Chile, Itaú BBA International, Itaú BBA Colombia, Paraguay, and Uruguay units.

From January 1, 2016 to December 31, 2016, the minimum Total Capital ratio required is 9.875%. The required minimum Total Capital ratio between October 1, 2013 and December 31, 2015 was 11%, reducing gradually to 8% on January 1, 2019.

In addition to the minimum regulatory capital requirements, BACEN rules calls for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time. Under CMN Resolution 4,193, the value of each of the components ACPConservation and ACPCountercyclical will increase gradually from 0.625%, as from January 1, 2016, to 2.5%, as from January 1, 2019. However, component ACPCountercyclical is triggered during the phase of expansion of the credit cycle and, in accordance with BACEN Circular 3,769, the value currently required for component ACPCountercyclical is equal to zero. Also, if this component increases, the new percentage rate will take effect only twelve months after the announcement. In the case of component ACPSystemic, under BACEN Circular 3,768, the current requirement applicable to ITAÚ UNIBANCO HOLDING is 0%, increasing gradually from 0.25%, as from January 2017, to 1%, as from January 1, 2019.

The Basel III regulatory reform also redefined the requirements for the qualification of instruments eligible for Tier I or Tier II Capital, as regulated by CMN Resolution 4,192, including a gradual reduction calendar for instruments already considered in the capital, issued prior to the effective date of the standard, which do not fully meet the new requirements.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING’s risk-weighted assets.

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	From January 1,
Basel III Implentation Calendar	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
Conservation	0%	0.625%	1.25%	1.875%	2.5%
Countercyclical(1)	0%	0%	0%	0%	0%
Systemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total Capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential Adjustments Deductions	40%	60%	80%	100%	100%

(1) According to BACEN Circular 3,769, the current requirement for component ACP countercyclical is equal to zero.

Additionally, in March 2015, Circular BACEN 3,751 came into force, It provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

The Leverage Ratio is defined as the ratio between the Tier I Capital and Total Exposure, calculated as prescribed by BACEN Circular 3,748. The objective of this ratio is to be a simple, risk-insensitive leverage measure. Therefore, it does not take into consideration risk-weighting or mitigation factors. In line with the instructions set out in BACEN Circular 3,706, since October 2015, ITAÚ UNIBANCO HOLDING has reported its Leverage Ratio to BACEN on a monthly basis. However, according to recommendations in Basel III Accord, a minimum Leverage Ratio should be required in 2018, which will be defined based on the period over which the ratio’s behavior was monitored, since its implementation in 2011 up to 2017.

More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Governança Corporate Governance section/Risk and Capital Management – Pillar 3.

b) Capital Management

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING’s capital and it is responsible for approving the institutional capital management policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report, a process which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING’s capital by identifying material risks; defining the need for additional capital for such risks and the internal capital quantification methodologies; preparing a capital plan, both for normal and stress situations; and structuring a capital contingency plan.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as revising, monitoring and recommending capital-related documents and topics to the Board of Directors. To support the governance of its management bodies, ITAÚ UNIBANCO HOLDING has a dedicated capital management structure, which coordinates and consolidates information and related processes, all of which subject to verification by independent validation, internal control and audit areas.

In order to provide Executives and the Board of Directors with necessary information to support the decision-making process, management reportS are prepared and presented at corporate bodies, keeping them informed of ITAÚ UNIBANCO HOLDING as well as of projections of future capital levels under normal and stress situations.

The “Public Access Report – Capital Management”, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c) Risk appetite

ITAÚ UNIBANCO HOLDING’s risk appetite is a set of guidelines and limits defining acceptable levels of risk for ITAÚ UNIBANCO HOLDING, aligned with the institution’s strategy. Divided into four dimensions consisting of a set of metrics of the key risks involved, risk appetite combines complementary forms of risk measurement, in order to give a comprehensive overview of the institution’s exposure.

The capitalization dimension reflects the level of protection of the bank against significant losses. This dimension establishes the minimum capitalization guidelines of ITAÚ UNIBANCO HOLDING in relation to its risks, according to which management uses ITAÚ UNIBANCO HOLDING’s capital in accordance with acceptable leverage levels and funding costs.

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The liquidity dimension reflects the level of protection against a long period of funding stress, which could lead to a lack of liquidity. This dimension establishes the guidelines regarding the minimum liquidity levels, acceptable levels of mismatch of terms and funding structure.

The business composition dimension, in turn, seeks to ensure, by means of concentration limits, proper portfolio composition, aiming at low volatility and sustainability of the businesses.

Whereas, the franchise dimension addresses risks that may impact the value of the brand and reputation of ITAÚ UNIBANCO HOLDING with stakeholders.

The Board of Directors holds the highest approval authority for risk appetite guidelines and limits, carrying out its responsibilities with the support of its Risk and Capital Management Committee, which submits reports and recommendations on the issue for the Board’s approval. The acceptable risk levels should be in line with the risk appetite limits approved by the Board of Directors.

Executive and operational functions are the responsibility of the Executive Board and the risk commissions, whose members include the Chief Risk Officer (CRO) and the CEO of the institution. In addition to regularly monitoring and supervising the metrics, the risk commissions are also responsible for implementing the risk appetite framework. Also, the Audit Committee monitors the evolution of the risk appetite and helps in its management.

d) Capital Composition

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

- Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.

- Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.

- Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity	12/31/2016	12/31/2015
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	115,590	106,462
Non-controlling Interests	11,568	916
Changes in Subsidiaries´ Interests in Capital Transactions	2,777	3,683
Consolidated Stockholders’ Equity (BACEN)	129,935	111,061
Common Equity Tier I Prudential Adjustments	(14,527)	(10,107)
Common Equity Tier I	115,408	100,955
Additional Tier I Prudential Adjustments	532	46
Additional Tier I Capital	532	46
Tier I (Common Equity Tier I + Additional Tier I Capital)	115,940	101,001
Instruments Eligible to Comprise Tier II	23,488	27,403
Tier II Prudential Adjustments	49	61
Tier II	23,537	27,464
Referential Equity (Tier I + Tier II)	139,477	128,465

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The table below shows the most significant Prudential Adjustments for ITAÚ UNIBANCO HOLDING. Together, they correspond to more than 90% of the prudential adjustments as at December 31, 2016.

Composition of Prudential Adjustments	12/31/2016	12/31/2015
Goodwill paid on the acquisition of investments	7,408	2,926
Intangible assets	3,254	1,078
Tax credits	3,678	2,389
Surplus of Common Equity Tier I Capital - Noncontrolling interests	909	152
Adjustments relating to the fair value of derivatives used as cash flow hedge, for hedged items that do not have their mark-to-market adjustments accounted for	(1,254)	-
Other	532	3,562
Total	14,527	10,107

During 2016, ITAÚ UNIBANCO HOLDING bought back shares in the amount of R$ 947. These shares are recorded in line item “Treasury Shares”, which totaled R$ (1,882) as at December 31, 2016. Treasury shares reduce the institution´s Equity, causing its capital base to be decreased.

In this period, the amount of dividends and interest on capital paid / accrued that affected the base of the institution’s capital totaled R$ 9,221. Dividends are deducted from the institution´s Equity, thus reducing the base of its capital. Whereas, interest on capital, which is accounted for as an expense directly in profit (loss), reduces the institution´s net income and, consequently, the base of its capital.

For details on capital requirements, which are not part of its financial statements, are available at www.itau.com.br/investors-relations, Corporate Governance section / Risk and Capital Management – Pillar 3.

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The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2016, considering instruments approved after the closing date to compose Tier II, totaling R$ 51,134.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account Balance 12/31/2016
Subordinated CDB - BRL
	367	2010	2017	IPCA + 7,21% to 7,33%	929
	367			Total	929
Subordinated financial bills - BRL
	206	2010	2017	IPCA + 6,95% to 7,2%	337
	3,224	2011	2017	108% to 112% of CDI	3,565
	3,650			100% of CDI + 1,29% to 1,52%	3,802
	352			IPCA + 6,15% to 7,8%	647
	138			IGPM + 6,55% to 7,6%	276
	500	2012	2017	100% of CDI + 1,12%	506
	42	2011	2018	IGPM + 7%	65
	30			IPCA + 7,53% to 7,7%	48
	6,373	2012	2018	108% to 113% of CDI	7,250
	461			IPCA + 4,4% to 6,58%	760
	3,782			100% of CDI + 1,01% to 1,32%	3,904
	112			9,95% to 11,95%	174
	2	2011	2019	109% to 109,7% of CDI	4
	1	2012	2019	110% of CDI	2
	12			11.96%	21
	101			IPCA + 4,7% to 6,3%	163
	1	2012	2020	111% of CDI	2
	20			IPCA + 6% to 6,17%	37
	6	2011	2021	109,25% to 110,5% of CDI	11
	2,307	2012	2022	IPCA + 5,15% to 5,83%	3,885
	20			IGPM + 4,63%	27
	21,340			Total	25,486
Subordinated euronotes - USD
	990	2010	2020	6.20%	3,264
	1,000	2010	2021	5.75%	3,352
	730	2011	2021	5,75% to 6,20%	2,396
	550	2012	2021	6.20%	1,793
	2,600	2012	2022	5,50% to 5,65%	8,580
	1,851	2012	2023	5.13%	6,075
	7,721			Total	25,460

Total					51,875

(*) Subordinated CDBs may be redeemed from November 2011.

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e) Risk-weighted Assets (RWA)

According to CMN Resolution 4,193, and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk calculated using standardized approach;

RWAMINT = portion related to the market risk capital requirement, using internal approach, according to BACEN Circular 3,646;

RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach.

The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

	12/31/2016	12/31/2015
Risk exposures
Exposure Weighted by Credit Risk (RWACPAD)	669,284	679,593
a) Per Weighting Factor (FPR):
FPR at 2%	105	179
FPR at 20%	8,011	7,000
FPR at 35%	12,056	11,695
FPR at 50%	44,251	46,025
FPR at 75%	142,194	136,104
FPR at 85%	82,494	129,884
FPR at 100%	325,890	288,057
FPR at 250%	33,213	37,858
FPR at 300%	7,357	10,751
FPR up to 1250%(*)	1,608	1,990
Derivatives - Changes in the Counterparty Credit Quality	6,168	4,924
Derivatives - Future Potential Gain	5,937	5,126
b) Per Type:
Securities	45,741	51,085
Loan Operations - Retail	114,481	109,882
Loan Operations - Non-Retail	247,911	237,365
Joint Liabilities - Retail	205	242
Joint Liabilities - Non-Retail	47,108	46,655
Loan Commitments - Retail	27,504	25,972
Loan Commitments - Non-Retail	10,234	12,924
Other Exposures	176,100	195,468
(*) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

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We present below the breakdown of Risk-weighted assets of market risk (RWAMINT), as follows:

	12/31/2016(1)	12/31/2015(2)
Risk-weighted assets of market risk (RWAMINT)	24,130	14,252
Operations subject to interest rate variations	24,919	11,291
Fixed rate denominated in Real	4,952	2,127
Foreign currency coupon	15,497	6,700
Price index coupon	4,470	2,464
Operations subject to commodity price variation	353	473
Operations subject to stock price variation	401	952
Operations subject to risk exposures in gold, foreign currency and foreign	1,138	1,536
Capital benefit – Internal models	(2,681)

(1)	Market risk-weighted assets calculated based on internal models.
(2)	Market risk-weighted assets calculated based on standard models.

The capital requirement for the market risk portion is the maximum of the internal model and 90% of the standardized model. As at December 31, 2016, RWAMPAD was R$ 26,811; hence, the regulatory capital for market risk (RWAMINT amounted to R$ 24,130, or 90% of the standardized model.

The table below shows the amounts of risk weighted assets for Operational Risk (RWAOPAD):

	12/31/2016	12/31/2015
Risk-weighted assets of operational risk (RWAOPAD)	37,826	28,623
Retail	10,887	7,470
Commercial	24,166	16,491
Corporate finance	2,789	1,380
Negotiation and sales	(11,026)	(4,927)
Payments and settlement	3,418	3,074
Financial agent services	3,471	2,873
Asset management	4,109	2,145
Retail brokerage	12	118

f) Capital Adequacy Assessment

In annually assessing its capital adequacy, ITAÚ UNIBANCO HOLDING adopts the following flow:

- Identification of risks to which the institution is exposed and analysis of their materiality;

- Evaluation of capital requirements for material risks;

- Development of methodologies for quantifying additional capital;

- Quantification and internal capital adequacy evaluation;

- Sending the capital adequacy report to BACEN.

Under ICAAP, a fundamental component for ITAÚ UNIBANCO HOLDING's internal capital management, noteworthy is the stress testing, a most significant element. This process provides for assessing capital by way of adverse scenarios, approved on a yearly basis by the Board of Directors, and whose purpose is measuring and assessing whether, even in severe adverse scenarios, the institution would have adequate capital levels that would not generate restrictions to the development of its activities.

The result of the last ICAAP – conducted as of December 2015 – indicated that, in addition to capital to face all material risks, ITAÚ UNIBANCO HOLDING has significant capital surplus, thus assuring the institution’s equity soundness.

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g) Capital Adequacy

ITAÚ UNIBANCO HOLDING, through the ICAAP, assesses the adequacy of its capital to face the incurred risks. For ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	12/31/2016	09/30/2016	12/31/2015

Tier I	115,940	115,936	101,001
Common Equity Tier I	115,408	115,364	100,955
Additional Tier I Capital	532	572	46
Tier II	23,537	23,622	27,464
Referential Equity	139,477	139,557	128,465
Minimum Referential Equity Required	72,210	72,672	79,471
Surplus Capital in relation to the Minimum Referential Equity Required	67,267	66,885	48,994
Additional Common Equity Tier I Required (ACPRequired)	4,570	4,600
Referential equity calculated for covering the interest rate risk on operations not classified in the trading portfolio (RBAN)	2,264	2,332	1,275

The table below shows the Basel and Fixed Asset Ratios:

	12/31/2016	09/30/2016	12/31/2015

Basel Ratio	19.1%	19.0%	17.8%
Tier I	15.9%	15.8%	14.0%
Common Equity Tier I	15.8%	15.7%	14.0%
Additional Tier I Capital	0.1%	0.1%	0.0%
Tier II	3.2%	3.2%	3.8%
Fixed Asset Ratio	25.4%	23.6%	27.7%
Surplus Capital in Relation to Fixed Assets	34,298	36,837	28,616

Considering our current capital base at December 31, 2016, should the Basel III rules established by BACEN be immediately and fully applied, the principal capital ratio would be 14.0% (13.6% at 12/31/2015 considering the use of tax credit), taking into consideration the payment of additional interest on capital expected for March 2017, the merger of Citibank and the use of tax credit.

h) Stress testing

Stress testing is performed by Itaú Unibanco to evaluate the institution’s solvency in hypothetical, however, plausible, situations of systemic crisis and identify areas most susceptible to the impact of the stress that may require risk mitigation.

Since 2010, Itaú Unibanco has performed a process that simulates the impact of extreme economic and market conditions on the results and capital of the institution.

To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined based on their relevance for the bank´s results and likelihood to occur and are submitted to the Board of Directors for approval.

Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area.

The projections calculated sensitize the budgeted results and balance sheet and, consequently, affect the risk weighted assets and the capital and liquidity ratios.

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This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics.

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Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Retail Banking

The result of the Retail Banking segment arises from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité), and the corporate segment (very small and small companies). This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú Consignado.

•	Wholesale Banking

The result of the Wholesale Banking segment arises from the products and services offered to middle-market companies, private banking clients, from the activities of Latin America units, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and performing as an investment banking unit.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil. The main index used to monitor the business performance is the Recurring Net Income and the Economic Capital allocated to each segment.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•	Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the financial statements by segments, and as from 2015, we changed the calculation methodology. The AEC considers, in addition to Tier I allocated capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2.682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of allocated capital tier I, we calculated the Return on Allocated Economic Capital, which corresponds to an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

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•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

We describe below the main reclassifications between the accounting and managerial results:

Banking product: The banking product considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Brazilian Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income related to Insurance, pension plan and capitalization operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;

•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged.

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

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ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2016

(In millions of Reais, except for share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	69,577	28,324	9,412	107,313	11,348	118,661
Interest margin (1)	39,154	19,755	9,264	68,173	11,308	79,481
Banking service fees	22,659	8,072	59	30,790	1,128	31,918
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	7,764	497	89	8,350	(2,470)	5,880
Other income	-	-	-	-	1,382	1,382
Losses on loans and claims	(14,901)	(8,471)	71	(23,301)	1,179	(22,122)
Expenses for allowance for loan and lease losses	(16,717)	(8,914)	71	(25,560)	1,181	(24,379)
Recovery of loans written off as loss	3,242	502	-	3,744	(2)	3,742
Expenses for claims / recovery of claims under reinsurance	(1,426)	(59)	-	(1,485)	-	(1,485)
Operating margin	54,676	19,853	9,483	84,012	12,527	96,539
Other operating income (expenses)	(37,202)	(13,410)	(2,387)	(52,999)	(5,348)	(58,347)
Non-interest expenses (2)	(32,883)	(12,034)	(1,616)	(46,533)	(4,371)	(50,904)
Tax expenses for ISS, PIS and COFINS and Other	(4,319)	(1,376)	(771)	(6,466)	(1,505)	(7,971)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	528	528
Net income before income tax and social contribution	17,474	6,443	7,096	31,013	7,179	38,192
Income tax and social contribution	(6,328)	(1,081)	(1,237)	(8,646)	(5,964)	(14,610)
Non-controlling interest in subsidiaries	(223)	79	(1)	(145)	(174)	(319)
Net income	10,923	5,441	5,858	22,222	1,041	23,263

(1) Includes net interest and similar income and expenses of R$ 66,369 dividend income of R$ 288, net gain (loss) on investment securities and derivatives of R$ 7,311 and results from foreign exchange results and exchange variation of transactions abroad of R$ 5,513.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,702, amortization expenses of R$ 1,292 and insurance acquisition expenses of R$ 721.

Total assets (1) - 12/31/2016	909,779	585,088	114,956	1,425,639	(72,398)	1,353,241
Total liabilities - 12/31/2016	877,792	525,390	79,365	1,298,423	(79,996)	1,218,427

(1) Includes:
Investments in associates and joint ventures	1,325	-	3,106	4,431	642	5,073
Goodwill	1,398	6,171	-	7,569	2,106	9,675
Fixed assets, net	5,635	1,177	-	6,812	1,230	8,042
Intangible assets, net	6,559	1,105	-	7,664	(283)	7,381

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2015

(In millions of Reais except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	70,495	25,774	7,641	103,910	(11,899)	92,011
Interest margin (1)	40,997	18,047	7,513	66,557	(11,949)	54,608
Banking service fees	21,159	7,282	59	28,500	952	29,452
Income related to insurance, private pension, and capitalization operations
before claim and selling expenses	8,339	445	69	8,853	(2,181)	6,672
Other income	-	-	-	-	1,279	1,279
Losses on loans and claims	(13,893)	(5,931)	98	(19,726)	(1,609)	(21,335)
Expenses for allowance for loan and lease losses	(16,232)	(6,764)	98	(22,898)	(1,619)	(24,517)
Recovery of loans written off as loss	3,886	883	-	4,769	10	4,779
Expenses for claims / recovery of claims under reinsurance	(1,547)	(50)	-	(1,597)	-	(1,597)
Operating margin	56,602	19,843	7,739	84,184	(13,508)	70,676
Other operating income (expenses)	(35,924)	(11,130)	(1,948)	(49,002)	(3,409)	(52,411)
Non-interest expenses (2)	(31,547)	(9,877)	(1,522)	(42,946)	(4,680)	(47,626)
Tax expenses for ISS, PIS and COFINS and Other	(4,377)	(1,253)	(426)	(6,056)	651	(5,405)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	620	620
Net income before income tax and social contribution	20,678	8,713	5,791	35,182	(16,917)	18,265
Income tax and social contribution	(7,263)	(2,691)	(1,040)	(10,994)	18,885	7,891
Non-controlling interest in subsidiaries	(342)	-	(14)	(356)	(60)	(416)
Net income	13,073	6,022	4,737	23,832	1,908	25,740

(1) Includes net interest and similar income and expenses of R$ 72,725, dividend income of R$ 98, net gain (loss) on investment securities and derivatives of R$ (11,862) and foreign exchange results and exchange variation on transactions of abroad R$ (6,353).

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,688, amortization expenses of R$ 910 and insurance acquisition expenses of R$ 1,138.

Total assets (1) - 12/31/2015	873,202	547,236	127,716	1,359,172	(82,757)	1,276,415
Total liabilities - 12/31/2015	840,033	502,887	97,017	1,250,955	(88,599)	1,162,356

(1) Includes:
Investments in associates and joint ventures	1,064	-	2,436	3,500	899	4,399
Goodwill	232	-	-	232	1,825	2,057
Fixed assets, net	5,781	1,274	-	7,055	1,486	8,541
Intangible assets, net	6,606	857	-	7,463	(1,168)	6,295

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2014

(In millions of Reais except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	65,516	20,408	3,916	89,840	1,817	91,657
Interest margin (1)	37,880	13,685	3,590	55,155	1,118	56,273
Banking service fees	19,234	6,321	222	25,777	565	26,342
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	8,402	402	104	8,908	(2,020)	6,888
Other income	-	-	-	-	2,154	2,154
Losses on loans and claims	(11,840)	(3,202)	(3)	(15,045)	(756)	(15,801)
Expenses for allowance for loan and lease losses	(14,503)	(3,565)	(3)	(18,071)	(761)	(18,832)
Recovery of loans written off as loss	4,642	407	-	5,049	5	5,054
Expenses for claims / recovery of claims under reinsurance	(1,979)	(44)	-	(2,023)	-	(2,023)
Operating margin	53,676	17,206	3,913	74,795	1,061	75,856
Other operating income (expenses)	(34,200)	(9,150)	(1,089)	(44,439)	(2,609)	(47,048)
Non-interest expenses (2)	(30,243)	(8,158)	(1,182)	(39,583)	(2,967)	(42,550)
Tax expenses for ISS, PIS and COFINS and Other	(3,957)	(992)	93	(4,856)	(207)	(5,063)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	565	565
Net income before income tax and social contribution	19,476	8,056	2,824	30,356	(1,548)	28,808
Income tax and social contribution	(6,761)	(2,591)	(74)	(9,426)	2,479	(6,947)
Non-controlling interest in subsidiaries	(305)	-	(6)	(311)	5	(306)
Net income	12,410	5,465	2,744	20,619	936	21,555

(1) Includes net interest and similar income and expenses of R$ 47,138, dividend income of R$ 215, net gain (loss) on investment securities and derivatives of R$ (724) and foreign exchange results and exchange variation on transactions of abroad R$ 9,644.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,641, amortization expenses of R$ 827 and insurance acquisition expenses of R$ 1,214.

Total assets (1) - 12/31/2014	811,185	436,872	107,174	1,208,702	(81,499)	1,127,203
Total liabilities - 12/31/2014	770,528	399,544	86,897	1,110,439	(83,853)	1,026,586

(1) Includes:
Investments in associates and joint ventures	982	-	2,117	3,099	991	4,090
Goodwill	204	-	-	204	1,757	1,961
Fixed assets, net	6,693	868	-	7,561	1,150	8,711
Intangible assets, net	7,841	791	-	8,632	(2,498)	6,134

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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Information on the result of main services and products and noncurrent assets by geographic area are as follows:

	01/01 to 12/31/2016			01/01 to 12/31/2015			01/01 to 12/31/2014
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	154,653	19,954	174,607	117,140	12,532	129,672	118,946	10,304	129,250
Income related to insurance, private pension and capitalization operations before claim and selling expenses	5,748	132	5,880	6,570	102	6,672	6,834	54	6,888
Banking service fees	29,061	2,857	31,918	27,072	2,380	29,452	24,550	1,792	26,342
Non-current assets	13,299	2,124	15,423	13,841	995	14,836	14,038	807	14,845

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

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Note 35 – Related parties

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and the absence of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

The transactions with these related parties are mainly as follows:

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	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expenses)
	Annual rate	12/31/2016	12/31/2015	01/01 to 12/31/2016	01/01 to 12/31/2015	01/01 a 31/12/2014
Securities sold under repurchase agreements		(77)	(249)	(19)	(20)	(13)
Duratex S.A.	97.5% to 100% CDI	(18)	(41)	(4)	(9)	(10)
Elekeiroz S.A.	97.5% to 100% CDI	(3)	(8)	(1)	(1)	(2)
Itautec S.A.	96.5% to 100.1% CDI	(1)	(110)	(3)	-	-
Itaúsa Empreendimentos S.A.		-	(64)	(7)	(7)	-
Olimpia Promoção e Serviços S.A.		(14)	(11)	(2)	(1)	-
Conectcar Soluções de Mobilidade Eletrônica S.A.		(24)	-	-	-	-
Other		(17)	(15)	(2)	(2)	(1)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(129)	(116)	28	20	8
Olimpia Promoção e Serviços S.A.		(2)	(2)	(25)	(28)	-
Fundação Itaú Unibanco - Previdência Complementar		(127)	(114)	44	39	35
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	6	5	5
Other		-	-	-	2	(32)
Rental revenues (expenses)		-	-	(59)	(56)	(51)
Itaúsa Investimentos Itaú S.A.		-	-	(2)	(2)	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	(44)	(42)	(38)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(13)	(12)	(13)
Donation expenses		-	-	(88)	(84)	(78)
Instituto Itaú Cultural		-	-	(87)	(83)	(77)
Associação Itaú Viver Mais		-	-	(1)	(1)	(1)

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Compensation	360	459	343
Board of directors	32	27	14
Executives	328	432	329
Profit sharing	251	239	261
Board of directors	2	1	12
Executives	249	238	249
Contributions to pension plans - executives	12	9	7
Stock option plan – executives	263	200	234
Total	885	907	845

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	174

Note 36 – Management of financial risks

Credit risk

1. Credit risk measurement

ITAÚ UNIBANCO HOLDING understands credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; among others, and external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others. The assessment process of policies and products enables ITAÚ UNIBANCO HOLDING to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

ITAÚ UNIBANCO HOLDING has a structured process to keep a diversified portfolio deemed as adequate by the institution. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors and major debtors, enables it to take preventive measures, to prevent that defined limits are breached.

The table below shows the correspondence between risk levels attributed by all segments of ITAÚ UNIBANCO HOLDING internal models (lower risk, satisfactory, higher risk and impaired) and the probability of default associated with each of these levels, and the risk levels assigned by the respective market models.

External rating
Internal rating	PD	Moody's	S&P	Fitch
Lower risk	Lower or equal than 4.44%	Aaa to B2	AAA to B	AAA to B-
Satisfactory	From 4.44% up to 25.95%	B3 to Caa3	B- to CCC-	CCC+ to CCC-
Higher risk	Higher than 25.95%	Ca1 to D	CC+ to D	CC+ to D
Impairment	Corporate operations with a PD higher than 31.84%	Ca1 to D	CC+ to D	CC+ to D
Operations past due for over 90 days
Renegotiated operations past due for over 60 days

For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of ITAÚ UNIBANCO HOLDING’s relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship). Decisions are made based on these models, which are continuously monitored by an independent framework. Exceptionally, there can be an individual analysis of specific cases, in which credit approval is submitted to proper levels.

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

Government securities and other debt instruments are classified by ITAÚ UNIBANCO HOLDING according to their credit quality aiming at managing their exposures.

In line with the principles of CMN Resolution N° 3,721, of April 30, 2009, ITAÚ UNIBANCO HOLDING has structure and corporate guidelines on credit risk management, approved by its Board of Directors, applicable to companies and subsidiaries in Brazil and abroad.

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2.	Credit risk management

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal guarantees, collateral, legal structures with mitigation power and offset agreements.

For management purposes, for collaterals to be considered instruments that mitigate credit risk, they must comply with the requirements and standards of the rules that regulate them domestic or not, and be legally valid (effective), enforceable and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

4.	Policy on the provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and Corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	12/31/2016			12/31/2015
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	6,044	16,648	22,692	7,502	23,023	30,525
Securities purchased under agreements to resell	264,080	971	265,051	252,295	2,109	254,404
Financial assets held for trading	193,903	10,745	204,648	157,206	7,105	164,311
Financial assets designated at fair value through profit or loss	-	1,191	1,191	-	642	642
Derivatives	13,593	10,638	24,231	15,858	10,897	26,755
Available-for-sale financial assets	53,529	34,748	88,277	52,221	33,824	86,045
Held-to-maturity financial assets	27,436	13,059	40,495	27,378	14,807	42,185
Loan operations and lease operations	305,394	158,000	463,394	326,241	121,163	447,404
Other financial assets	47,914	6,003	53,917	47,665	5,841	53,506
Off balance sheet	259,854	39,973	299,827	272,274	30,246	302,520
Endorsements and sureties	62,172	8,621	70,793	68,897	5,347	74,244
Letters of credit to be released	6,660	-	6,660	6,936	-	6,936
Commitments to be released	191,022	31,352	222,374	196,441	24,899	221,340
Mortgage loans	4,389	-	4,389	6,812	-	6,812
Overdraft accounts	87,239	-	87,239	81,151	-	81,151
Credit cards	96,497	1,273	97,770	102,721	1,211	103,932
Other pre-approved limits	2,897	30,079	32,976	5,757	23,688	29,445
Total	1,171,747	291,976	1,463,723	1,158,640	249,657	1,408,297

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	176

The table above presents the maximum exposure at December 31, 2016 and December 31, 2015, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading, and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	88.8% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 4.0% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	6.2% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	12/31/2016%		12/31/2015%
Public sector	3,051	0.6	3,182	0.7
Industry and commerce	112,067	22.8	125,386	26.5
Services	118,102	24.1	104,226	22.0
Natural resources	24,362	5.0	25,306	5.3
Other sectors	2,839	0.6	2,526	0.5
Individuals	229,945	46.9	213,622	45.0
Total	490,366	100.0	474,248	100.0

b)	Other financial assets (*)

	12/31/2016%		12/31/2015%
Natural resources	2,466	0.4	4,313	0.7
Public sector	249,745	38.7	197,871	32.7
Industry and commerce	10,435	1.6	11,856	2.0
Services	2,741	0.4	89,932	14.9
Other sectors	93,165	14.4	15,420	2.5
Individuals	290	0.0	546	0.1
Financial	287,743	44.5	284,929	47.1
Total	646,585	100.0	604,867	100.0

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

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6.	Credit quality of financial assets

6.1	The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	12/31/2016				12/31/2015
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans

Lower risk	363,954	5,543	-	369,497	340,368	3,838	-	344,206
Satisfactory	62,883	6,904	-	69,787	76,940	6,489	-	83,429
Higher risk	13,767	6,998	-	20,765	12,609	6,847	-	19,456
Impairment	-	-	30,317	30,317	-	-	27,157	27,157
Total	440,604	19,445	30,317	490,366	429,917	17,174	27,157	474,248
%	89.8%	4.0%	6.2%	100.0%	90.7%	3.6%	5.7%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	12/31/2016					12/31/2015
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	122,112	38,910	11,362	10,763	183,147	102,479	60,132	13,030	11,579	187,220
Credit cards	42,432	11,212	1,866	3,512	59,022	40,297	11,887	2,286	4,072	58,542
Personal	6,414	6,298	8,264	4,837	25,813	6,234	8,014	9,099	5,049	28,396
Payroll loans	26,624	15,972	609	1,431	44,636	9,582	33,766	844	1,242	45,434
Vehicles	11,378	2,911	554	591	15,434	14,149	4,292	737	880	20,058
Mortgage loans	35,264	2,517	69	392	38,242	32,217	2,173	64	336	34,790

Corporate	102,162	5,447	7	14,138	121,754	133,779	6,915	206	11,627	152,527

Small and medium businesses	40,534	10,084	4,671	3,646	58,935	45,202	12,567	4,993	3,276	66,038

Foreign loans - Latin America	104,689	15,346	4,725	1,770	126,530	62,746	3,815	1,227	675	68,463
Total	369,497	69,787	20,765	30,317	490,366	344,206	83,429	19,456	27,157	474,248
%	75.4%	14.2%	4.2%	6.2%	100.0%	72.6%	17.6%	4.1%	5.7%	100.0%

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The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	12/31/2016				12/31/2015
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	101,612	5,076	7	106,695	133,251	6,721	114	140,086

II- Collectively-evaluated

Individuals	120,221	34,851	7,155	162,227	100,819	55,625	8,269	164,713
Credit card	42,158	10,445	1,083	53,686	39,945	11,086	1,492	52,523
Personal	6,317	5,864	5,538	17,719	6,166	7,527	6,030	19,723
Payroll loans	26,383	15,606	447	42,436	9,501	33,116	642	43,259
Vehicles	10,821	1,947	68	12,836	13,584	2,918	84	16,586
Mortgage loans	34,542	989	19	35,550	31,623	978	21	32,622

Small and medium businesses	39,983	9,011	3,235	52,229	44,582	11,181	3,456	59,219

Foreign loans and Latin America	102,138	13,945	3,370	119,453	61,716	3,413	770	65,899

Total	363,954	62,883	13,767	440,604	340,368	76,940	12,609	429,917

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	12/31/2016				12/31/2015
	Overdue by	Overdue from	Overdue from		Overdue by	Overdue from	Overdue from
	up to 30 days	31 to 60 days	61 to 90 days	Total	up to 30 days	31 to 60 days	61 to 90 days	Total
Individuals	5,976	2,772	1,410	10,158	6,306	2,973	1,650	10,929
Credit card	937	442	446	1,825	978	417	551	1,946
Personal	1,850	993	414	3,257	1,992	1,127	505	3,624
Payroll loans	439	168	161	768	532	248	153	933
Vehicles	1,382	448	177	2,007	1,706	642	245	2,593
Mortgage loans	1,368	721	212	2,301	1,098	539	196	1,833

Corporate	790	72	58	920	571	168	73	812

Small and medium businesses	1,928	816	316	3,060	2,128	987	429	3,544

Foreign loans - Latin America	3,965	899	443	5,307	1,506	274	109	1,889
Total	12,659	4,559	2,227	19,445	10,511	4,402	2,261	17,174

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	179

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

12/31/2016
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	287,743	204,621	1,191	23,943	83,974	39,008	640,480
Satisfactory	-	19	-	87	980	294	1,380
Higher risk	-	8	-	201	1,227	-	1,436
Impairment	-	-	-	-	2,096	1,193	3,289
Total	287,743	204,648	1,191	24,231	88,277	40,495	646,585
%	44.4	31.7	0.2	3.7	13.7	6.3	100.0

12/31/2015
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	284,929	164,283	642	26,251	84,284	41,843	602,232
Satisfactory	-	26	-	130	889	342	1,387
Higher Risk	-	2	-	374	308	-	684
Impairment	-	-	-	-	564	-	564
Total	284,929	164,311	642	26,755	86,045	42,185	604,867
%	47.1	27.2	0.1	4.4	14.2	7.0	100.0

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6.1.3 Collateral held for loan and lease operations portfolio

	12/31/2016				12/31/2015
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	51,587	128,555	790	743	54,640	135,202	639	572
Personal	443	1,297	682	652	495	1,204	448	419
Vehicles	13,039	35,995	107	90	19,390	50,662	189	152
Mortgage loans	38,105	91,263	1	1	34,755	83,336	2	1

Small, medium businesses and corporate	122,353	368,937	12,324	6,729	169,560	481,916	7,968	2,932

Foreign loans - Latin America	97,374	155,923	9,420	4,803	57,680	89,531	7,715	6,042

Total	271,314	653,415	22,534	12,275	281,880	706,649	16,322	9,546

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 196,518 (R$ 176,046 at 12/31/2015).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on endorsements and sureties.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety / joint debtor, Mortgage and others).

Foreign loans – Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

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7. Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period:

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Real estate not for own use	13	133
Residential properties - mortgage loans	411	256
Vehicles - linked to loan operations	14	18
Other (vehicles / furniture / equipments) - dation	172	37
Total	610	444

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Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING monitors and controls the risks of variations in financial instruments market values due market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of limits, alerts, models and adequate management tools.

The policy of risk management the ITAÚ UNIBANCO HOLDING is in line with the principles of CMN Resolution No. 3,464 of June 26, 2007, and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance / Rules and Policies / Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieve a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Portfolio profile of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING is conducted within the governance and hierarchy of committees and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings covers from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk ranges from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility and the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and

•	Within one month, for proper committees.

Daily risk reports, used by the business and control departments, are issued for senior management. Additionally, the risk control and management process is submitted to periodic reviews for the purpose of keeping it in line with the best market practices and adherent to the ongoing improvement processes at ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by panels. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

The purpose of market risk of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;

•	Promoting disciplined and educated discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

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•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING has a structured reporting and information process and an information flow that provides input for the follow-up by committees and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in market factors and maintaining the classification the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness (retrospective and prospective) and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

For a detailed vision of the accounting hedge topic, see Note 9 – Hedge accounting.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the National Monetary Council Resolution No. 3,464 and BACEN Circular No. 3,354 of July 27, 2007.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates: the risk of losses from transactions subject to interest rate variations, foreign-currency coupons and price-index coupons;

•	Currencies: the risk of losses from transactions subject to foreign exchange rate variation;
•	Shares: the risk of losses from transactions subject to share price variations;
•	Commodities: the risk of losses from transactions subject to commodity price variations.

The CMN has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING to manage market risk.

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence level;

•	Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios) in the portfolio;

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain financial instruments or risk factor calculated at market value (“MtM – Mark to Market”); and

•	Stressed VaR: statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios of extreme volatility.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	184

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

Consolidated VaR of ITAÚ UNIBANCO HOLDING is calculated through the Historical Simulation methodology, which fully reflects all its positions based on the historical series of asset prices. In the first quarter of 2016, o ITAÚ UNIBANCO HOLDING opted for including the exposures of each foreign unit in the calculation of ITAÚ UNIBANCO HOLDING’s Consolidated VaR, so as to take into account the risk factors of these units, thus improving the methodology used.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios.

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period. In this quarter, the Total Average VaR remained lower than 1% of ITAÚ UNIBANCO HOLDING`s stockholders` equity, in line with that recorded in the previous quarter.

From January 1st to December 31, 2016, the average total VaR in Historical Simulation was R$ 236.6, or 0.18% of total stockholders’ equity (throughout 2015 it was R$ 207.0 or 0.18% of total stockholders’ equity).

	(in R$ million)
	VaR Total - Historical Simulation
	12/31/2016(1)				12/31/2015(2)
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total

Risk factor group
Interest rates	482.5	323.7	607.4	607.4	363.5	314.2	606.4	347.1
Currencies	18.4	6.8	33.2	17.0	47.1	11.3	118.6	12.3
Shares	45.2	34.0	63.3	44.3	16.9	6.9	57.2	46.9
Commodities	1.7	0.7	4.0	0.8	1.8	0.8	8.5	2.1
Effect of diversification				(339.7)				(204.4)
Total risk	236.6	155.1	341.5	329.8	207.0	152.3	340.7	204.0

(1) VaR by Risk factor group includes information from foreign units.

(2) VaR by Risk factor group does not include information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	185

Interest rate

The table on the position of accounts subject to interest rate risk group them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	12/31/2016						12/31/2015
	0-30	31-180	181-365	1-5	Over 5		0-30	31-180	181-365	1-5	Over 5
	days	days	days	years	years	Total	days	days	days	years	years	Total
Interest-bearing assets	389,843	219,332	95,331	347,743	167,400	1,219,649	376,617	203,639	97,021	277,995	186,609	1,141,881
Interbank deposits	13,286	4,676	3,541	1,189	-	22,692	23,454	3,436	2,879	753	3	30,525
Securities purchased under agreements to resell	201,525	63,180	35	281	30	265,051	196,402	57,997	5	-	-	254,404
Central Bank compulsory deposits	82,698	-	-	-	-	82,698	62,766	-	-	-	-	62,766
Held-for-trading financial assets	6,971	14,194	13,041	118,050	52,392	204,648	12,872	9,413	13,649	57,700	70,677	164,311
Financial assets held for trading and designated at fair value through profit or loss	-	-	1,191	-	-	1,191	-	-	-	642	-	642
Available-for-sale financial assets	5,994	10,539	7,103	38,969	25,672	88,277	3,903	7,106	11,914	35,098	28,024	86,045
Held-to-maturity financial assets	1,370	528	600	19,376	18,621	40,495	342	-	319	14,500	27,024	42,185
Derivatives	5,815	5,470	2,826	6,940	3,180	24,231	6,040	7,152	2,653	8,116	2,794	26,755
Loan and lease operations portfolio	72,184	120,745	66,994	162,938	67,505	490,366	70,838	118,535	65,602	161,186	58,087	474,248
Interest-bearing liabilities	325,241	90,652	111,907	287,433	62,298	877,531	290,908	98,129	74,635	316,852	72,968	853,492
Savings deposits	108,250	-	-	-	-	108,250	111,319	-	-	-	-	111,319
Time deposits	30,555	28,248	17,110	78,032	2,329	156,274	13,465	19,252	13,277	57,694	1,562	105,250
Interbank deposits	1,176	1,918	625	36	2	3,757	4,475	8,727	1,012	735	-	14,949
Deposits received under repurchase agreements	172,411	6,844	55,314	97,056	17,539	349,164	144,750	15,186	21,262	134,708	20,737	336,643
Interbank market	6,535	38,590	30,227	50,590	9,541	135,483	8,056	42,525	29,966	62,654	13,685	156,886
Institutional market	951	11,490	6,612	46,883	30,303	96,239	4,988	5,123	5,748	42,938	35,121	93,918
Derivatives	5,294	3,555	1,961	11,394	2,494	24,698	3,850	7,309	3,348	14,715	1,849	31,071
Financial liabilities held for trading	69	7	58	295	90	519	5	7	22	364	14	412
Liabilities for capitalization plans	-	-	-	3,147	-	3,147	-	-	-	3,044	-	3,044
Difference asset / liability (2)	64,602	128,680	(16,576)	60,310	105,102	342,118	85,709	105,510	22,386	(38,857)	113,641	288,389
Cumulative difference	64,602	193,282	176,706	237,016	342,118		85,709	191,219	213,605	174,748	288,389
Ratio of cumulative difference to total interest-bearing assets	5.3%	15.8%	14.5%	19.4%	28.1%		7.5%	16.7%	18.7%	15.3%	25.3%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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Position of accounts subject to currency risk

	12/31/2016
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	6,719	1,581	3,164	11,464
Central Bank compulsory deposits	81	-	5,288	5,369
Interbank deposits	8,860	1,007	6,781	16,648
Securities purchased under agreements to resell	199	112	660	971
Financial assets held for trading	6,833	305	3,607	10,745
Financial assets designated at fair value through profit or loss	1,191	-	-	1,191
Derivatives	5,313	4,873	452	10,638
Available-for-sale financial assets	22,513	8,337	3,898	34,748
Held-to-maturity financial assets	12,519	-	540	13,059
Loan operations and lease operations portfolio, net	43,641	73,325	41,034	158,000
Total assets	107,869	89,540	65,424	262,833

	12/31/2016
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	37,824	51,330	47,331	136,485
Securities sold under repurchase agreements	18,353	27	2,558	20,938
Financial liabilities held for trading	519	-	-	519
Derivatives	4,783	4,105	282	9,170
Interbank market debt	34,659	5,932	2,451	43,042
Institutional market debt	37,077	23,643	3,284	64,004
Total liabilities	133,215	85,037	55,906	274,158

Net position	(25,346)	4,503	9,518	(11,325)

	12/31/2015
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	6,060	779	4,611	11,450
Central Bank compulsory deposits	234	503	6,435	7,172
Interbank deposits	16,281	2,093	4,649	23,023
Securities purchased under agreements to resell	1,966	56	87	2,109
Financial assets held for trading	6,125	73	907	7,105
Financial assets designated at fair value through profit or loss	642	-	-	642
Derivatives	9,581	1,279	37	10,897
Available-for-sale financial assets	28,833	3,063	1,928	33,824
Held-to-maturity financial assets	14,807	-	-	14,807
Loan operations and lease operations portfolio, net	63,456	36,776	20,931	121,163
Total assets	147,985	44,622	39,585	232,192

	12/31/2015
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	55,539	25,811	30,657	112,007
Securities sold under securities repurchase agreements	23,405	240	142	23,787
Financial liabilities held for trading	412	-	-	412
Derivatives	9,179	1,396	429	11,004
Interbank market debt	59,203	3,796	821	63,820
Institutional market debt	44,901	8,112	334	53,347
Total liabilities	192,639	39,355	32,383	264,377

Net position	(44,654)	5,267	7,202	(32,185)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	187

Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts - which may affect payment capacity of ITAÚ UNIBANCO HOLDING, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and procedures

The management of liquidity risks seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding and the terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance/Rules and Policies / Public Access Report – Liquidity Risk.

The liquidity risk measurement process makes use of corporate and own in-house developed application systems. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to support the liquidity risk measurement process.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed in view of cash requirements resulting from atypical market situations or arising from strategic decisions of ITAÚ UNIBANCO HOLDING.

In compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,749 of March 5, 2015 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;

•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors;

In compliance with Circular nº 3.724 of BACEN, banks holding total assets over R$ 100 billion are required, since October 2015, to report a standardized Liquidity Coverage Ratio (LCR) ratio to the Central Bank of Brazil. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international of Basileia.

The summarized calculation of the indicator is as follows. In 2016, the minimum indicator requirement is 70%. For more detail on the short-term liquidity indicator, that is not part of the financial statements, visit investor- relations, section Corporate Governance / Risk and Capital Management – Pillar 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	188

Information on the Liquidity Coverage Ratio (LCR)	4th quarter 2016 Total Adjusted Amount(1)
Total high-quality liquid assets (2)	180,957
Total potential cash outflows (3)	85,018
Liquidity Coverage Ratio (%)	212.8%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 612.7 billion (R$ 586.2 billion at 12/31/2015), particularly funding from time deposits. A considerable portion of these funds – 34.0% of total, or R$ 207.4 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	12/31/2016			12/31/2015
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	201,113	329,414		190,352	292,610
Demand deposits	61,133	61,133	10.0	61,092	61,092	10.4
Savings deposits	108,250	108,250	17.7	111,319	111,319	19.0
Time deposits	30,554	156,274	25.5	13,465	105,250	18.0
Other	1,176	3,757	0.6	4,476	14,949	2.6
Funds from acceptances and issuance of securities (1)	3,091	93,711	15.3	4,128	75,590	12.9
Funds from own issue (2)	2,561	132,149	21.6	2,863	152,215	25.9
Subordinated debt	628	57,420	9.4	4,722	65,785	11.2
Total	207,393	612,694	100.0	202,065	586,200	100

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2016, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 177.5 billion and accounted for 84.2% of the short term redeemable obligations, 28.5% of total funding, and 19.0% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

	12/31/2016	12/31/2015
Liquidity indicators	%	%
Net assets (1) / funds within 30 days (2)	84.2	77.5
Net assets (1) / total funds (3)	28.5	26.7
Net assets (1) / total assets (4)	19.0	18.1

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 918,080 (R$ 863,180 at 12/31/2015).

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The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	12/31/2016					12/31/2015
Financial assets (1)	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total
Cash and deposits on demand	18,542	-	-	-	18,542	18,544	-	-	-	18,544

Interbank investments	219,066	58,275	1,171	292	278,804	229,295	40,016	696	239	270,246
Securities purchased under agreements to resell – Funded position (2)	77,452	-	-	-	77,452	72,091	-	-	-	72,091
Securities purchased under agreements to resell – Financed position	128,303	49,749	-	-	178,052	133,315	33,742	-	-	167,057
Interbank deposits	13,311	8,526	1,171	292	23,300	23,889	6,274	696	239	31,098

Securities	82,163	16,757	12,415	74,479	185,814	71,124	15,485	11,017	78,774	176,400
Government securities - available	75,310	20	40	6,088	81,458	65,965	-	-	-	65,965
Government securities – subject to repurchase commitments	556	4,732	5,990	14,808	26,086	68	2,675	712	6,866	10,321
Private securities - available	6,297	11,728	5,424	47,866	71,315	5,091	12,681	10,305	71,908	99,985
Private securities – subject to repurchase commitments	-	277	961	5,717	6,955	-	129	-	-	129

Derivative financial instruments	5,815	8,296	3,159	6,961	24,231	5,955	7,685	3,430	6,289	23,359
Gross position	-	-	-	-	-	-	1	-	20	21
Cross Currency Swap Deliverable - Asset position	-	-	-	-	-	-	852	-	975	1,827
Cross Currency Swap Deliverable - Liability position	-	-	-	-	-	-	(851)	-	(955)	(1,806)
Net position	5,815	8,296	3,159	6,961	24,231	5,955	7,684	3,430	6,269	23,338
Swaps	828	1,967	1,497	6,250	10,542	666	2,140	1,935	4,406	9,147
Option	354	2,881	1,397	160	4,792	2,413	2,000	692	478	5,583
Forward (onshore)	3,947	1,024	-	-	4,971	1,204	1,961	1	-	3,166
Other derivative financial instruments	686	2,424	265	551	3,926	1,672	1,583	802	1,385	5,442
Loan and lease operations portfolio (3)	61,602	176,002	81,224	211,908	530,736	63,263	171,813	86,118	187,619	508,813
Total financial assets	387,188	259,330	97,969	293,640	1,038,127	388,181	234,999	101,261	272,921	997,362

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 85,700 (R$ 66,556 at 12/31/2015), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 4,329 (R$ 9,461 at 12/31/2015) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 43,837 (R$ 38,978 at 12/31/2015) and the amount of liabilities from transactions related to credit assignments R$ 5,711 (R$ 5,495 at 12/31/2015) .

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	190

Undiscounted future flows except for derivatives	12/31/2016					12/31/2015
	0 – 30	31 – 365	366 – 720	Over 720		0 – 30	31 – 365	366 – 720	Over 720
Financial liabilities	days	days	days	days	Total	days	days	days	days	Total
Deposits	201,167	44,545	13,106	107,055	365,873	190,890	45,133	8,331	64,843	309,197
Demand deposits	61,133	-	-	-	61,133	61,092	-	-	-	61,092
Savings deposits	108,250	-	-	-	108,250	111,319	-	-	-	111,319
Time deposit	30,295	41,971	13,088	107,033	192,387	13,873	34,660	8,326	64,819	121,678
Interbank deposits	1,489	2,574	18	22	4,103	4,606	10,473	5	24	15,108

Compulsory deposits	(42,314)	(13,885)	(3,985)	(25,516)	(85,700)	(40,807)	(9,021)	(2,043)	(14,685)	(66,556)
Demand deposits	(8,092)	-	-	-	(8,092)	(10,224)	-	-	-	(10,224)
Savings deposits	(24,791)	-	-	-	(24,791)	(26,838)	-	-	-	(26,838)
Time deposit	(9,431)	(13,885)	(3,985)	(25,516)	(52,817)	(3,745)	(9,021)	(2,043)	(14,685)	(29,494)

Securities sold under repurchase agreements (1)	209,521	59,771	42,410	87,069	398,771	167,363	39,464	63,773	111,189	381,789
Government securities	168,301	5,600	5,764	33,812	213,477	139,530	5,315	2,588	29,937	177,370
Private securities	13,753	54,171	36,646	53,257	157,827	8,043	30,146	61,185	81,252	180,626
Foreign	27,467	-	-	-	27,467	19,790	4,003	-	-	23,793

Funds from acceptances and issuance of securities (2)	3,003	35,659	28,974	36,858	104,494	4,188	24,186	19,178	40,612	88,164

Borrowing and onlending (3)	5,077	46,527	11,000	20,943	83,547	5,902	58,159	24,116	25,672	113,849

Subordinated debt (4)	271	13,501	16,621	41,043	71,436	4,775	10,115	13,764	56,006	84,660

Derivative financial instruments	5,294	5,516	3,726	10,162	24,698	3,765	8,537	4,104	11,269	27,675
Gross position	-	-	-	-	-	1	11	-	4	16
Cross Currency Swap Deliverable - Asset position	-	-	-	-	-	(85)	(1,269)	-	(236)	(1,590)
Cross Currency Swap Deliverable - Liability position	-	-	-	-	-	86	1,280	-	240	1,606
Net position	5,294	5,516	3,726	10,162	24,698	3,764	8,526	4,104	11,265	27,659
Swaps	461	1,702	2,352	8,706	13,221	783	3,368	2,618	9,562	16,331
Option	837	1,888	1,116	711	4,552	1,460	3,025	805	493	5,783
Forward (onshore)	3,530	-	-	-	3,530	828	5	-	-	833
Other derivative financial instruments	466	1,926	258	745	3,395	693	2,128	681	1,210	4,712

Total financial liabilities	382,019	191,634	111,852	277,614	963,119	336,076	176,573	131,223	294,906	938,778

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	191

	12/31/2016					12/31/2015
	0 – 30	31 – 365	366 – 720	Over 720		0 – 30	31 – 365	366 – 720	Over 720
Off balance sheet	days	days	days	days	Total	days	days	days	days	Total
Endorsements and sureties	1,645	16,203	5,603	47,342	70,793	2,018	13,819	5,477	52,930	74,244
Commitments to be released	90,279	42,522	11,657	77,916	222,374	84,641	28,808	28,404	79,487	221,340
Letters of credit to be released	6,660	-	-	-	6,660	6,936	-	-	-	6,936
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	310	-	-	310	-	340	-	-	340
Total	98,584	59,035	17,260	125,258	300,137	93,595	42,967	33,881	132,417	302,860

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	192

Note 37 – Supplementary information

Citibank’s retail operations

On October 8, 2016, ITAÚ UNIBANCO HOLDING S.A. entered, by means of its subsidiaries, into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (Citibank) for the acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710 million.

This operation will involve the corporate restructuring of some companies of the Citibank conglomerate so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

The effective acquisitions and financial settlements will take place after compliance with some contractual conditions and the obtainments of the necessary regulatory authorizations.

This acquisition will not have accounting impacts on ITAÚ UNIBANCO HOLDING's results.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	193